

Visualize a healthier world


Lumen
TAGITOL V
LO-SO


EZ EM™

CT Imaging • Virtual Imaging • Speech Pathology • GI Imaging • Healthcare Decontamination

Our Mission

To develop and provide world-class healthcare solutions which contribute excellence and quality to patient care.

To increase shareholder value by staying at the forefront of emerging medical and related technologies that build upon our strengths.

To continue our over 40-year tradition of providing products and services that represent the industry's gold standard.



EZEM

EmpowerCTA®, CT injectors feature "change-on-the-fly" control flow rates and the safety of extravasation detection and air embolism protection.

MARCH 22, 2004
INJECTOR UTILIZATION

IRiSCT

Time of Injection	Avg. Contr. Rate	Contr. Vol.	Saline Rate	Saline Vol.	Avg. PSI	Max PSI	EDA Enab.	Poss. Extrav.
12:00 AM	2.1	176	0.0	0	74	[illegible]	N	N
8:20 AM	7.4	159	0.0	0	71	[illegible]	Y	N
8:40 AM	6.3	189	0.0	0	138	[illegible]	Y	N
9:00 AM	4.2	132	0.0	0	116	[illegible]	Y	N
9:20 AM	3.9	170	0.0	0	84	[illegible]	Y	N
9:40 AM	2.9	130	0.0	0	47	[illegible]	Y	N
10:00 AM	7.1	160	0.0	0	131	[illegible]	Y	N
10:20 AM	6.0	134	0.0	0	58	[illegible]	Y	N
10:40 AM	4.6	200	0.0	0	35	[illegible]	Y	N
11:00 AM	6.0	170	0.0	0	64	[illegible]	N	N
11:20 AM	3.9	200	0.0	0	187	268	Y	N
11:40 AM	4.6	193	0.0	0	76	[illegible]	N	N
Daily Total		8,091		552			40	0

BACK

EXIT

The IRiSCT™ Injector Reporting information System provides complete CT injector data management.

Closing Remarks

The management team and our Board of Directors are committed to building on the strong brand position E-Z-EM has established over 40 years, and we believe the investments we have made in fiscal 2005 will help build greater wealth for our shareholders in the years ahead.

In the coming year, we will continue to focus on the development of solutions for the CT suite, such as innovative point-of-care solutions that will bring efficiency and added patient safety to the radiology department. We will also roll-out VoLumen by expanding our sales coverage and supporting other initiatives to help realize the potential of the product. We will also support initiatives in the medical community to secure the adoption of and reimbursement for virtual colonoscopy, and we will focus and invest in the growth opportunity of RSDL. Finally, we will continue with our efforts on cost optimization and on increasing operational efficiencies throughout our organization.

Over the past few years, we have made significant strides in reshaping not only our operations but also our Corporate structure and profile within the investment community. We recognize that this also requires a focus on the public markets and on securing the appropriate coverage for the Company, something we are committed to developing in the coming year.

Much progress has been made in your Company this year. As always, we would like to thank our customers for their business, our employees for their commitment, and our investors for their continued investment in E-Z-EM and its future.

We look forward to a successful 2006.

Sincerely,



ANTHONY A. LOMBARDO
PRESIDENT AND CHIEF EXECUTIVE OFFICER

PAUL S. ECHENBERG
CHAIRMAN OF THE BOARD

The statements made in this document contain certain forward-looking statements. Words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions, are intended to identify such forward-looking statements. The forward-looking statements contained in this document may involve numerous risks and uncertainties, known and unknown, beyond the Company's control. Such risks and uncertainties include: the ability of the Company to develop its products; the extent and duration of the recall of liquid barium products by a major competitor; continued growth in CT product sales; the results of future research studies, market acceptance, future reimbursement of and sales for virtual colonoscopy products, market acceptance and sales of RSDL™, market acceptance and sales of VoLumen®, market acceptance and sales of IRiSCT™; successful completion and the amount of realized savings from the Company's MSR program; future actions by the FDA or other regulatory agencies, overall economic conditions, general market conditions, price increases of raw materials and components, foreign currency exchange rate fluctuations, as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Annual Report on Form 10-K for the fiscal year ended May 28, 2005. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements, and investors are cautioned not to place undue reliance on the forward-looking statements included in this document.

E-Z-EM, INC.
1111 Marcus Avenue, Suite LL26, Lake Success, NY 11042 Phone: 516-333-8230, Toll-free: 1-800-544-4624, Fax: 516-302-2919, www.ezem.com
E-Z-EM, Inc., is a publicly held corporation whose shares are traded on The NASDAQ National Market under the symbol EZEM.

research. Participation in these E-Z-EM sponsored courses was once again over 400 clinicians for this past year.

In October of 2005, Medicare in the states of Illinois, Michigan, Minnesota and Wisconsin will begin reimbursing for diagnostic virtual colonoscopy under broader coverage standards than currently exists in other states. The new coverage standards are significant in that they will include reimbursement for virtual colonoscopy in some circumstances without first having a failed optical colonoscopy. This is a positive step toward wider coverage of the procedure that will hopefully be adopted elsewhere in the country. In the meantime, we will continue to work with and support the American College of Radiology's efforts to secure CMS reimbursement for diagnostic virtual colonoscopy.

Healthcare Decontamination

This year we created a new division–Healthcare Decontamination–to fully capitalize on the opportunity represented by RSDL. This process was begun in April of fiscal 2005, when we completed the purchase of all assets related to RSDL from O'Dell Engineering. RSDL is a liquid skin decontaminant that breaks down and neutralizes chemical agents such as Sarin or VX in seconds, leaving a non-toxic liquid that can be washed away with water. E-Z-EM is now the exclusive licensee for this patented technology for the global military and emergency services markets.

As we have seen most recently with the London bombings, preparation for terrorist incidents is a major focus around the world. In the United States, this market segment is very attractive considering that much emphasis has been placed within Congress to support these segments via the Department of Homeland Security and its various agencies. We continue to work actively with a number of these departments and agencies for RSDL. We are developing an expansive marketing plan and are attending first responder conventions across the US and internationally. We have also retained Blank Rome, a leading Washington, D.C. lobby firm, to spearhead our lobbying efforts.

This is an exciting area of potential growth for E-Z-EM, as this acquisition represents an opportunity for us to become the leading supplier of personal chemical weapons decontamination systems to the military and to first responder markets. Our focus for the coming year will be to strengthen our position with aggressive marketing programs, and to consider appropriate strategic alignments that could enhance our position.

Corporate Developments

As part of our continuing commitment to enhance our corporate governance and modify the composition of our Board of Directors to gain additional perspective and expertise in the markets we serve, during this fiscal year we made several changes. In January of this year, our founder, Howard Stern, was appointed Chairman Emeritus, and Paul Echenberg was elected Chairman. Howard remains a valued member of the board, and we look forward to his continued contributions. We had the good fortune to add John T. Preston and Dr. James Thrall as directors. Mr. Preston is President and CEO of Atomic Ordered Materials, and he has had a distinguished career at Massachusetts Institute of Technology, both as a senior lecturer and in several technology and entrepreneurship management positions. Dr. Thrall is a prominent radiologist who has authored more than 240 scientific articles and reviews, and currently holds the Juan M. Taveras Professorship of Radiology at Harvard Medical School and serves on the Executive Committee of the Harvard Department of Radiology. Mr. Preston and Dr. Thrall have already proven valuable assets by bringing a new perspective, expertise and independence to our board.

Corporate Milestones

Another important corporate milestone was our listing on the NASDAQ National Market in April of this year. We believe this move will increase the Company's visibility as a technology solutions provider, while at the same time we hope it will provide investors with the best prices, the fastest order execution, and lower trading costs. Recently, E-Z-EM was selected as a founding member of the new NASDAQ Healthcare Index, a market value weighted index comprised of 542 NASDAQ-listed companies which are classified according to the FTSE Global Classification System, as "Health," "Pharmaceutical" or "Biotechnology." The listing includes health maintenance organizations, hospital management and long-term care, medical equipment and supplies, other healthcare, biotechnology and pharmaceutical companies. We are very pleased to be included in NASDAQ's Healthcare Index as it offers a new opportunity for investors to own shares in E-Z-EM through another investment vehicle and it offers E-Z-EM increased exposure to investors interested in the healthcare sector.


EZEM TM

Visualize a healthier world

between the vasculature and GI tract. This can mask pathology and give the radiologists a false sense of bowel wall thickness, potentially leading to misdiagnosis. Neutral agents such as water, on the other hand, can provide inconsistent distention of the bowel, and may present other challenges with patient compliance. Obviously, new contrasts designed for this generation of imaging technology were needed to realize their full potential.

E-Z-EM responded with VoLumen®, a low-density barium sulfate suspension for use specifically as an oral contrast in MDCT and PET/CT studies. VoLumen's patent-pending, low-density formulation permits enhanced visualization of the bowel, especially the soft tissue and vasculature of the bowel wall, while not obscuring the surrounding organs.

Over the last several months we have been working with leading academic centers building the clinical case studies that we believe will support VoLumen's adoption across a wide range of uses. Today, CT enterography–a clinical procedure for CT imaging of the small bowel–is emerging as a front-line clinical test for suspected inflammatory bowel diseases such as Crohn's disease and small bowel bleeds. VoLumen has demonstrated positive results in this area thus far, and its potential in this modality has been reported at several medical meetings. This application may augment or directly challenge imaging with capsule endoscopy, and we believe VoLumen is positioned to become the contrast of choice for CT imaging of the pancreas, esophagus, and other clinical indications in the coming years.

We are pleased with the initial market response we have received for VoLumen thus far, and the number of institutions evaluating VoLumen within their clinical populations continues to expand. Looking forward, we expect that continued positive findings will drive further growth of VoLumen sales in the near term, and that this class of contrast agents has the possibility to become the standard for all abdominal imaging in the future.

IRiSCT™

Another revolutionary concept we developed this year for the CT suite is the IRiSCT **I**njector **R**eporting **i**nformation **S**ystem. This data management system helps turn EmpowerCT and EmpowerCTA® injector systems into an intelligent platform and integrated data management network. IRiSCT automates data collection for all critical functions of the CT injector, including contrast consumption, injection volumes, pressure readings, extravasation events, and more. Furthermore, IRiSCT establishes a network for all Empower injectors in a radiology department, including off-site locations. With IRiSCT, department administrators can now access this data from their offices, simplifying budgeting and other critical management tasks.

IRiSCT was introduced at the Radiological Society of North America (RSNA) annual scientific sessions in December of 2004, and will be formally launched in the second quarter of fiscal 2006. We believe that IRiSCT represents not only a potentially essential element of efficient CT department management, but also a significant value enhancement to our Empower family of injectors, one that may contribute to market share growth and help establish E-Z-EM as a vital player shaping the CT suite of the future.

Virtual Colonoscopy

In the field of virtual colonoscopy (VC), our focus is on supporting the active research that is seeking to establish the modality's efficacy as a screening exam for colon cancer. A large multicenter study called the ACRIN II trial will compare virtual colonoscopy with optical colonoscopy through a rigidly standardized protocol — a factor absent from some of the earlier studies examining this question. The ACRIN trial's 15 participating research centers are currently recruiting patients, and the data collection phase is expected to last approximately 15-18 months. The study organizers have chosen our Tagitol V™ radiopaque marker and our PROTOCO$_2$L™ Automated Insufflation System as elements of the standard clinical protocol for this trial, a reflection on both the quality of our products and of their growing role as standard elements in virtual colonoscopy practice.

We believe that positive results for virtual colonoscopy from this trial coupled with Centers for Medicare & Medicaid Services (CMS) reimbursement for colon cancer screening will be important to the long-term growth of this modality. We are also pleased to report that the E-Z-EM product portfolio for VC, especially our PROTOCO$_2$L, is increasingly being adopted as the clinical standard in Europe, as it has been in the United States. Our Centers of Excellence continue to provide both CME training programs as well as independent

Dear Shareholder:

We are pleased to share with you our review of fiscal year 2005. The year was a solid one for E-Z-EM on both financial and operational levels. During the year, we continued to deliver growth in our CT products business and a strong performance in our core business. We also completed the spin-off to shareholders of our AngioDynamics subsidiary, expanded our product offerings, completed a major transformation of the Company's manufacturing base, acquired all assets for Reactive Skin Decontamination Lotion (RSDL™), moved the Company's common stock listing to The NASDAQ National Market, and added new members to our Board. These changes have allowed us to concentrate on improving margins and on positioning the Company in new areas of growth, as well as on our ultimate objective of continuing to increase shareholder value.

Market Snapshot

The Diagnostic Imaging industry continued its shift to digital image management and cross-sectional imaging, highlighted by the increase in multidetector CT (MDCT) scanners. This shift has redefined abdominal imaging. At the same time, we have seen the evolution of competing technologies such as scope and capsule endoscopy from the field of gastroenterology, which have further changed the landscape. These changes have led us to focus on CT applications, developing unique solutions for oral contrasts for MDCT, CT injector systems, virtual colonoscopy solutions, and more.

The wisdom of this focus is borne out in our fiscal 2005 results. Growth was driven by CT imaging sales, with CT product sales surpassing our core barium product sales for the first time in our history. CT imaging sales totaled $45.7 million for the year, and accounted for 40% of the Company's total sales in FY2005, while x-ray fluoroscopy sales were $40.6 million, or 36% of the Company's total sales for the year. The gains in CT product sales were primarily driven by double-digit growth in our CT injector business, which continues to be strong. The EmpowerCT® injector system was once again recognized as Number One in user satisfaction by *MD Buyline*.

Net sales for the year were a record $113.1 million, up 12% compared with net sales of $100.6 million for fiscal year 2004. Gross profit improved to 42.5% from 39.8% last fiscal year, due primarily to efficiencies resulting from the first phase of our *Manufacturing, Streamlining, and Restructuring* (MSR) initiative–the transfer of our device manufacturing and heat-sealing operations to a third-party manufacturer. Operating profit was $3.5 million, compared with $2.1 million last year. Earnings from continuing operations for fiscal 2005 were $5.7 million, up sharply compared with earnings from continuing operations of $3.6 million in the prior year.

A significant event affecting the marketplace this year was the recall by one of our main domestic competitors of all of their liquid barium products in December of 2004. Though a welcome and unanticipated windfall, this recall also represented significant challenges as it occurred while we were implementing the second phase of our MSR program. While we were engaged in this major move of manufacturing equipment from our plant in Westbury, New York to our main facility in Anjou, Canada, we were still able to increase production to meet the surge in demand prompted by this recall. We commend our employees for their exemplary responsiveness to customer need and commitment to quality which they have demonstrated during this period.

A Plan For Growth

We are repositioning E-Z-EM from its traditional business by making investments primarily in three main areas to expand beyond our existing core business: the next generation of oral contrasts for MDCT imaging, virtual colonoscopy, and healthcare decontamination products for the emergency services and military markets. In all three areas, we have made long-term commitments to expand our product offerings and do the research that will support the adoption of these products in the wider communities they are intended to serve. We believe that the investments we plan to make in these areas in the coming year will position us for greater long-term growth.

VoLumen®

E-Z-EM recognized early on the impact that MDCT and positron emission tomography CT (PET/CT) would have on the imaging space. This new generation of imaging technologies allows all of the abdominal anatomy to be seen in new ways and in much greater detail. However, higher-density oral contrasts designed for the earlier generations of CT scanners can inhibit the clear differentiation of tissues, particularly differentiation


EZEM™
Visualize a healthier world

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2005
WASH. D.C.
SECTION

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 29, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11479

E-Z-EM, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**11-1999504**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1111 Marcus Avenue, Lake Success, New York	**11042**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(516) 333-8230**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $.10	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes _______ No X

The aggregate market value of the registrant's common stock held by non-affiliates on November 28, 2003, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $51,439,000. Such aggregate market value is computed by reference to the closing sale price of the registrant's common stock as reported on the American Stock Exchange on such date.

As of August 4, 2004, there were 10,738,107 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2004 Annual Meeting of Stockholders to be held October 26, 2004 are incorporated by reference in Part III of this Form 10-K Report.

INDEX

Part I

Item 1. **Business**

(a) **General Development of Business**

Overview

We develop, manufacture and market medical diagnostic and therapeutic products through two business segments.

- **E-Z-EM Business Segment** ("E-Z-EM") - E-Z-EM is a leading provider of medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the GI tract. Products in this segment are used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the gastrointestinal system.

- **AngioDynamics Business Segment** ("AngioDynamics") - Our subsidiary, AngioDynamics, Inc., is a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. AngioDynamics designs, develops, manufactures and markets a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases.

We have been in business for more than 42 years. Our global headquarters are located at 1111 Marcus Avenue, Suite LL-26, Lake Success, N.Y. 11042.

History

We were founded in 1961 by Howard Stern and Phillip Meyers, M.D. to develop and market a unit dose product for delivering barium sulfate to patients as a contrast medium for the X-ray visualization of the gastrointestinal ("GI") tract and the detection of colorectal cancer and other GI-related diseases. The Stern-Meyers product was considered to be a major innovation that virtually eliminated cross contamination in lower GI examinations. The product also established E-Z-EM's brand among radiologists around the world.

In 1983, we were organized in Delaware and completed an initial public offering. In 1985, we acquired Therapex, a Canadian manufacturer of barium sulfate, creating enhanced manufacturing capacity and providing a platform for our contract manufacturing operations. In 1988, we founded AngioDynamics to service new procedures being developed by interventional radiologists. In 2000, we launched a strategic plan to expand our two business segments beyond their core product lines to serve the growing market for new diagnostic imaging techniques and technologies and for preventative and minimally invasive healthcare.

Recent Developments

During fiscal year 2004, E-Z-EM net sales increased 5%, or $4,926,000, to $100,609,000 due, in large part, to a decline in distributor rebates, resulting from a shift in sales from products under contract with significant discounts to products not currently under contract or to products under contract with lower discounts. On a product line basis, the net sales increase resulted from increased sales of computed tomography ("CT") imaging contrast products, particularly our CT smoothie lines, and CT injector systems totaling $4,466,000 and increased sales of virtual colonoscopy products of $1,088,000.

During fiscal year 2004, AngioDynamics net sales increased by $10,687,000, or 29%, to $48,162,000 due to new product introductions, the expansion of our domestic sales force and increased sales in our existing product lines. Sales of hemodialysis catheters for fiscal year 2004 increased by $4,013,000 compared to fiscal year 2003 principally due to our introduction of the DURA-Flow™ chronic hemodialysis catheter in September 2002. Our VenaCure™ products, devices used in the treatment of varicose veins, were introduced in June 2002 and accounted for $3,550,000 of the increase in net sales for fiscal year 2004. Sales of angiographic products and accessories, image-guided vascular access products, PTA dilation catheters and thrombolytic products in the aggregate accounted for $3,315,000 of the increase in net sales for fiscal year 2004.

On May 27, 2004, our AngioDynamics subsidiary sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds from the IPO, net of certain financing costs, totaling $19,949,000 were received by AngioDynamics on June 2, 2004. At May 29, 2004, we owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, and on June 18, 2004, AngioDynamics received proceeds of $2,992,000, net of financing costs. At June 15, 2004, our ownership interest in AngioDynamics decreased to 80.4%.

On August 17, 2004, our Board of Directors approved the distribution of our entire equity interest in AngioDynamics (the "Distribution"), which will be made to our shareholders on October 30, 2004. We have received a private letter ruling from the Internal Revenue Service that the Distribution will be tax-free to us and our shareholders. We believe that positioning AngioDynamics as an independent public company will allow it greater access to capital and flexibility to take advantage of business opportunities that may arise.

Our financial statements are based on the consolidated results of two business segments, the E-Z-EM segment and the AngioDynamics segment, which are discussed more fully in the Segment Overview of the Results of Operations in Item 7 of this report and Note R to the Consolidated Financial Statements included herein. Our historical financial statements are not necessarily indicative of our financial position, results of operations and cash flows after completion of the Distribution described above. During the period between the IPO and the Distribution, we will continue to consolidate the financial statements of AngioDynamics and report the results of operations in an amount equal to our percentage of equity ownership. Upon completion of the Distribution, we will report the results of operations for AngioDynamics as a discontinued operation.

Unless the context requires otherwise, all references herein to a particular year are references to our fiscal year, which concludes on the Saturday nearest to May 31st.

(b) **Financial Information About Industry Segments**

Our businesses are categorized into two operating segments: *E-Z-EM* and *AngioDynamics*. The following table sets forth revenues from external customers by operating segment for the last three fiscal years:

$ in thousands

Fiscal Year	2004	2003	2002
E-Z-EM	$100,609	$ 95,683	$ 92,288
AngioDynamics	48,162	37,475	29,845
Total	$148,771	$133,158	$122,133

Certain financial information, including net sales, depreciation and amortization, net earnings (loss), assets and capital expenditures attributable to each operating segment, is set forth in Note R to the Consolidated Financial Statements included herein, which information is incorporated by reference into this Item 1 (b).

(c) **Narrative Description of Business**

E-Z-EM SEGMENT

General

We are a leading provider of medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the GI tract. Products in this segment are used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the gastrointestinal system. We are also a third-party contract manufacturer, a business that enables us to leverage our capacity in quality control, process, automation and manufacturing.

The entire business is focused in the following general areas:

- X-Ray Fluoroscopy
- CT Imaging
- Contract Manufacturing
- Virtual Colonoscopy
- Gastroenterology
- Accessory Medical Devices

Virtually all of our E-Z-EM products are cleared for sale in the U.S. Certain E-Z-EM products are cleared for sale in the European Community, Japan and other major countries.

The following table sets forth revenues from external customers for our primary business areas for the last three fiscal years:

	2004	2003	2002
		(in thousands)	
X-Ray Fluoroscopy	$ 40,810	$40,639	$42,200
CT Imaging	34,398	29,932	25,478
Contract Manufacturing	9,218	9,981	10,196
Accessory Medical Devices	5,351	5,392	5,260
Gastroenterology	4,246	3,877	3,459
Virtual Colonoscopy	3,698	2,610	2,197
Other	2,888	3,252	3,498
	$100,609	$95,683	$92,288

In 2004, we exited the specialty diagnostic test business, formally known as Enteric Products, Inc., selling our equipment and inventory holdings and transferring our technology in several products to Scimedx Corporation for a long-term continuing royalty agreement.

GI Disease and Colorectal Cancer

The GI system is one of the most complex in the human body. It processes food, extracts nutrients and passes wastes and involves all major body parts and organs used in chewing, swallowing, digestion, absorption and defecation. Digestive glands also provide moisture, lubrication, emulsification and enzymes for digestion of proteins, carbohydrates and fats.

Diseases of the GI tract are considered to be the second most prevalent after cardiac diseases. According to the National Institute of Diabetes and Digestive and Kidney Diseases, 60 to 70 million people each year are affected by digestive disease, leading to more than 190,000 deaths, 10 million hospitalizations (equal to 13 percent of all hospitalizations), 6 million diagnostic and therapeutic procedures (equal to 14 percent of all procedures), 50 million physician office visits, 1.4 million people with disabilities, and costs of $107 billion, including $87 billion in direct medical costs and $20 billion in indirect costs (e.g., disability and mortality). Colorectal cancer is the second most common cancer in the U.S., striking 150,000 people annually and causing 60,000 deaths, according to the American Society of Colon and Rectal Surgeons.

We believe there are four major healthcare trends that will cause a significant shift in spending from direct care to screening and early detection and preventative treatment of GI disease:

- **Research** - Research has shown that colorectal cancer and other GI diseases have higher cure rates if caught early. As a result, the American Cancer Society recommends that Americans age 50 or older should be screened on a regular basis and, in 1998, Medicare began reimbursing for colorectal cancer screening utilizing GI contrast X-ray examinations, as well as other GI related procedures.

- **Aging of the Population** - The number of Americans affected by GI diseases is expected to increase substantially as the population grows older. While colorectal cancer may occur at any age, more than 90% of the patients are over age 40, at which point the risk doubles every ten years, according to the American Society of Colon and Rectal Surgeons.

- **Technological Innovation** - Growth of multi-slice CT, magnetic resonance (MR) scanners, three-dimensional and harmonic ultrasound, and innovations in digital imaging software are increasing the ability of radiologists and gastroenterologists to detect GI problems earlier.

- **Increasing Healthcare Costs** - The need to reduce escalating healthcare costs for direct care is leading to increased use of lower cost diagnostic procedures and minimally invasive preventative treatment.

X-Ray Fluoroscopy

GI X-ray contrast media has been our principal business for more than 42 years. The use of barium sulfate as a contrast medium for X-rays is still the most common method used by radiologists for diagnostic imaging of the GI tract. A standard X-ray takes a photograph of bones (hard tissue). When contrast media is introduced inside the body, the X-ray can also photograph soft tissue details. For more than 85 years, barium sulfate has been the contrast medium of choice for virtually all X-rays of the GI tract. It permits the visualization of the entire GI tract; has a high absorption coefficient for X-rays; is biologically inert, insoluble in water and chemically stable. Compared to endoscopic procedures, X-ray fluoroscopy with barium sulfate contrast can be safer, less expensive and provide increased visualization, depending upon the condition being diagnosed.

We believe we have the most comprehensive line of barium sulfate formulations. We market approximately 30 fluoroscopy formulations in approximately 85 SKUs. Formulations focus on five key areas - pharynx, esophagus, stomach and small intestine and large intestine (colon) - and are packaged in oral, enema, liquid and powder forms, in different sizes. Each formulation and size is designed to meet the radiologist's need to optimize visualization of the condition under diagnosis while improving patient comfort and management. Based upon sales, we believe that we are the leading manufacturer of these contrast media.

We have an ongoing program to develop new formulations, to extend the GI diagnostic power of X-ray fluoroscopy and to enhance the effectiveness of our existing formulations. In recent years, we introduced Entero Vu™ 24% to provide improved visualization during small bowel studies and Varibar®, the first family of barium sulfate contrast for the X-ray diagnosis of dysphagia. Varibar® provides a range of viscosity barium suspensions from juice to honey to pudding to evaluate a patient's ability to swallow liquid and solid materials of differing viscosities and volumes, resulting in consistent, repeatable radiographic results. More than 10 million Americans are estimated to have some degree of swallowing disorder.

We also sell accessory medical devices for use in X-ray procedures, such as empty enema administration kits and components.

CT Imaging

CT imaging is an increasingly important technology for the diagnostic imaging of the GI tract. CT takes a rapid stream of X-ray photographs from different angles. Through computerization, this block of data is used to create two- and three-dimensional images of bone and other hard tissue, and soft tissue when contrast media is introduced inside the body. CT is significantly more expensive than X-ray fluoroscopy, but as the cost of the technology declines and utilization increases, per procedure costs are expected to decline. Radiologists typically employ barium sulfate contrast media for thoracic, abdominal and pelvic studies to mark the GI tract, while water-soluble contrast media are typically used for vascular studies.

We believe we have the most comprehensive line of barium sulfate formulations for thoracic, abdominal and pelvic CT scanning. We market 11 formulations in 14 SKUs under our Esopho-CAT®, E-Z-CAT® and Readi-CAT® Smoothie lines. Early in fiscal 2005, we introduced VoLumen™, the next generation low density barium sulfate suspension for use as an oral contrast in Multidetector CT (MDCT) and PET/CT studies. VoLumen is designed to overcome the limitations of water and higher-density positive oral contrasts currently used in these studies, and allows for the simultaneous MDCT investigation of all organs, vasculature, and surrounding structures of the abdominal/pelvic region. The entire CT contrast line consists of formulations that are packaged as a liquid or powder for oral use and in various sizes from unit dose to multi-dose for department administration convenience and economy. Each formulation and size is designed to meet the radiologist's need for consistent performance in lumen marking and transit through the GI tract, while maintaining optimal patient comfort and management.

We also address the CT market with our Empower line of electromechanical injectors. Radiologists use injectors to deliver a controlled volume of iodine-based contrast media into patients to visualize the vascular structure of the circulatory system and organs in the thoracic, abdominal and pelvic regions. Our injectors EmpowerCT® and EmpowerCTA® with EDA™ technology aid in the detection of extravasation, an accidental infiltration of contrast media into surrounding tissue. Empower injectors are comprised of an electromechanical injector, a consumable syringe, and a disposable EDA detector patch.

Based upon sales, we believe that, in the U.S., we are the leading manufacturer of CT barium contrast media and the third largest manufacturer of CT injectors.

Virtual Colonoscopy

Virtual colonoscopy, or colonography, employs a CT scanner and three-dimensional imaging software to look inside the body without having to insert a long fiber optic tube (optical colonoscopy) into the colon or having to fill the colon with liquid barium sulfate (barium enema). We support the virtual colonoscopy marketplace with a complete suite of trademarked products:

- NutraPrep™ is a pre-packaged, low-residue patient food system that provides a nutritionally sound diet for the day prior to an exam while minimizing the amount of retained fecal material.
- LoSo Prep™ is a relatively mild, low sodium, patient colon cleanser. LoSo Prep and other E-Z-EM laxative products are marketed to radiologists and gastroenterologists for the preparation and increased compliance of patients for any medical procedure requiring a clean colon, including X-ray examinations (barium enema), virtual or optical colonoscopy or surgery.
- Tagitol V™ is a next generation radiopaque marker that blends into stool as it forms. Tagitol V provides immediate, visible identification of retained feces via comparative density analysis, enhancing the accurate detection of pathology and helping to reduce the potential for false positive/negative results.
- PROTOCO$_2$L™ is an automated insufflation system that delivers carbon dioxide into the colon to achieve optimal distention for better visualization and greater patient comfort.
- InnerviewGI™ is an application software that processes CT scan data to create two- and three-dimensional views of the GI tract. InnerviewGI was jointly developed with Vital Images, Inc., which develops, markets and supports three-dimensional medical imaging software for use primarily in disease screening, clinical diagnosis, surgical and therapy planning. We market InnerviewGI to our core customer base and contribute the system to the physician educational seminars we sponsor, referring all sales leads generated to Vital Images. We will receive a royalty on future sales of InnerviewGI, and expect to continue to contribute to product development.

We are marketing our virtual colonoscopy products as a more patient-friendly procedure to encourage screening. We believe patients, when given the choice, prefer virtual colonoscopy because it is less invasive than optical colonoscopy and more comfortable than both optical colonoscopy and barium enema without compromising visualization. Virtual colonoscopy is gaining academic and clinical acceptance.

Gastroenterology

We are leveraging our core competency in GI imaging to expand on our presence in the gastroenterology market. Our product offerings to this market include the Suction Polyp Trap™, E-Z-Guard™ mouthpieces, as well as other medical devices. We have also begun to market several virtual colonoscopy products, the LoSo Prep™ bowel cleanser and NutraPrep™ pre-procedure meal plan product lines, to gastroenterologists for use in optical colonoscopy procedures. In 2003, we entered into a strategic alliance with 3CMP Company for the commercialization of its Electrogastrogram Analyzer for unexplained nausea – a product now marketed under the E-Z-EM trade name Visipace™ electrogastrogram analyzer. In 2004, we began distributing a hydrogen breath analyzer under the E-Z-EM trade name H2 Score™ Breath Meter. H2 Score is a convenient hand held screening tool for lactose malabsorption. We believe we are well positioned to continue building our presence in this market.

Accessory Medical Devices

We develop, manufacture and market consumable and non-consumable radiological medical devices, such as entry biopsy needles and trays, mammography wipes and related accessories.

Contract Manufacturing

Contract manufacturing focuses on four product areas:

- **Diagnostic Contrast Media** - We manufacture an oral iodinated contrast medium for a third party.

- **Pharmaceuticals** - This includes products for dermatology, sunscreen lotions and creams, and cough and cold medicines.

- **Cosmetics** - This includes anti-aging and moisturizer skin care products, as well as topical liquids.

- **Defense Decontaminants** - This includes a lotion that neutralizes and destroys chemical warfare ("CW") agents. We have a long-term agreement with O'Dell Engineering Ltd. ("O'Dell") of Cambridge, Ontario, Canada, to commercialize a product line known as Reactive Skin Decontaminant Lotion ("RSDL"). RSDL is a liquid decontamination lotion that reacts very rapidly with deadly CW agents, chemically neutralizing them into a non-toxic mix within a matter of seconds. The product is able to neutralize a wide variety of CW agents, and is also being evaluated as a decontaminant for other toxins. RSDL may potentially be used to decontaminate all skin surfaces, including the eyes, nose, mouth and hair, and is being tested for safety in open wounds. RSDL has also been observed to improve the seal of breathing devices such as gas masks, whereas powder based absorbent materials typically used in these systems can have an opposite effect. RSDL is currently in use with all service branches of the Canadian Armed Forces, as well as the armed forces of Australia, Ireland, and the Netherlands, among others. The U.S. Army is currently conducting final configuration testing of the product. We are the exclusive manufacturer of RSDL and may assist in future product development. The U.S. Food and Drug Administration ("FDA") issued 510(k) clearance for RSDL in March 2003.

  Developed by the Defense Research Establishment of the Canadian Department of National Defense, RSDL is patented by the Canadian government, which has entered into an exclusive licensing agreement with O'Dell that remains in effect until the expiration of all patents. Patents have been issued for RSDL in the U.S., Canada and more than a dozen European countries.

E-Z-EM Research and Development and Engineering

We believe that the success of our business is due to our ability to improve and develop new diagnostic contrast formulations and devices for different imaging modalities and procedures. To support these activities, we operate an E-Z-EM Research and Development ("R&D") department with a staff of 12 and a product Engineering department with a staff of 11. To take advantage of synergies and efficiencies, and in anticipation of the relocation of our powder manufacturing from our facility in Westbury, N.Y. to our facility in Montreal, Canada, the Westbury R&D laboratory was closed and all formulation R&D activities now occur at our Montreal facility.

- The Montreal R&D laboratory specializes in liquid and powder barium sulfate contrast formulations. Capabilities include the ability to alter barium sulfate particle size and concentration for optimal imaging characteristics, suspension stabilization, coating or non-coating properties depending on the application, flavoring modification, and expertise in analytic, organic and physical chemistry, including colloidal suspensions.

- The Engineering department (in Westbury, N.Y.) specializes in FDA Class 2 Medical Device development, manufacturing and regulation for hardware and disposables. Capabilities include mechanical, electrical and software design.

We have a new product steering committee to review and evaluate all new product ideas. Furthermore, we have instituted a product development project management process to incorporate all disciplines, including sales and marketing, to ensure that we accurately capture the markets' needs. This team approach is responsible for developing new projects under all applicable design control validation procedures throughout the various stages of product development. These procedures include bench testing, animal testing, biocompatibility testing, human use testing conducted by independent physicians, and post initial test market surveillance of product performance. The feedback we receive throughout the process, and especially from the physicians, is used to confirm product functionality, safety and effectiveness before commencing full scale marketing.

We conduct clinical research studies to support our product development activities and also to evaluate post market performance, particularly in comparison to competitive products in the market. We manage and monitor the clinical studies performed by investigators and institutions to study the clinical outcome of our products. In addition to offering administrative support and funding, our clinical applications team assists investigators in writing protocols, and collecting and analyzing data when necessary.

In 2004, we entered into a joint development agreement with Berlex Laboratories, a U.S. affiliate of Schering AG, for the development of the ULTRAVIST® Glass Pre-filled Cartridge (PFC). Under the agreement, we will adapt our EmpowerCT® injector system to permit the use of the ULTRAVIST Glass PFC, a program expected to be completed in fiscal 2006.

Our E-Z-EM research and development expenditures totaled $4,467,000, $4,267,000 and $4,269,000 in 2004, 2003 and 2002, respectively.

E-Z-EM Sales and Marketing

We also believe that the success of our business is due to the effectiveness of our sales, marketing and distribution infrastructure.

In North America, our E-Z-EM products are sold through a sales force of 35 (including three regional managers), many of whom began their careers as X-ray or CT technologists or had other specialized training before joining our company. The sales force calls on the 1,500 major hospitals in North America where approximately 25,000 radiologists and an increasing number of gastroenterologists work.

We promote our E-Z-EM products through exhibits at major medical conventions worldwide. We also utilize advertising in select medical journals and trade publications, direct mail campaigns and web site sponsorships, and sponsorship of continuing medical education seminars in virtual colonoscopy to reach our target markets. In 2004, we supported 13 such courses, which trained over 230 physicians in virtual colonoscopy. Each course typically lasts for two days and consists of didactic lectures and hands-on training sessions focused on performing and interpreting virtual colonoscopy examinations. In 2004, we introduced a value-added marketing program for virtual colonoscopy, by which qualified customers receive comprehensive marketing support materials for use in promoting their practices.

We also maintain relationships with approximately 154 distributors, who are used primarily for fulfillment.

Outside North America, our E-Z-EM products are marketed through a sales force of 15. We market and distribute directly in the United Kingdom, Benelux and Tokyo, Japan, reaching major hospitals in these markets. Independent distributors are used in all other markets, such as GE Medical in Central and Eastern Europe, Bracco in Italy, and Astra in Scandinavia. Significant sales are made in the United Kingdom, Holland, Japan, Italy, Germany, Australia, Austria, Sweden and Spain. Foreign distributors are generally granted exclusive distribution rights, where permissible by applicable law, and some hold governmental product registrations in their names. New registrations are filed in our name when permissible under applicable law.

E-Z-EM Competition

We believe that our contrast systems are the most widely used diagnostic imaging products of their kind in the U.S., Canada and certain European countries. We face competition in the domestic contrast systems market primarily from Mallinckrodt, a division of Tyco International Ltd., Nycomed Amersham and Bracco. Significant competition exists outside of the U.S. We compete primarily on the basis of product quality, customer service, and the availability of a full line of barium sulfate formulations tailored to user needs, while maintaining competitive pricing.

The radiology procedures for which we provide products complement, as well as compete with, procedures such as colonoscopy and endoscopy. Such procedures involve direct visual inspection of the GI tract by a gastroenterologist using a flexible fiber optic instrument inserted into the patient. The use of gastroenterology procedures has been growing in both upper and lower GI examinations, as patients have been increasingly referred to gastroenterologists rather than radiologists. Also, the availability of drugs that successfully treat ulcers and other gastrointestinal disorders has tended to reduce the need for upper GI tract X-ray examinations.

We also compete in the medical device radiology market, which is highly competitive. To our knowledge, no single company, domestic or foreign, competes with us across all of our medical device product lines. In electromechanical injectors and syringes, our main competitors are Medrad, a division of Schering AG, and Liebel-Flarsheim, a division of Mallinckrodt. In needles and trays, we compete with C.R. Bard, Inc., Baxter Healthcare Corporation, Sherwood Medical Co., as well as other competitors. We also encounter competition for our other medical device products.

Significant Customers

Sales to SourceOne Healthcare Technologies, Inc. ("SourceOne"), which is a distributor of our E-Z-EM products, were 20% of our total net sales for 2004. In November 2002, Platinum Equities, LLC completed the acquisitions of Diagnostic Imaging Inc. and the Health Care Products division of Phillips Medical Systems, Inc. and merged these companies, who were significant customers of ours in prior years, into a newly formed subsidiary, SourceOne.

ANGIODYNAMICS SEGMENT

General

We are a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. We design, develop, manufacture and market a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases. The business addresses seven key areas:

- Angiographic Products and Accessories
- Hemodialysis Catheters
- VenaCure™ Products
- PTA Dilation Catheters
- Image-Guided Vascular Access Products
- Thrombolytic Products
- Drainage Products

Unlike several of our competitors that focus on the treatment of coronary diseases, we believe that we are the only company whose primary focus is to offer a comprehensive product line for the interventional treatment of peripheral vascular disease and other non-coronary diseases. All AngioDynamics products discussed below are cleared for sale in the U.S. by the FDA.

The following table sets forth revenues from external customers for seven key AngioDynamics product areas for the last three fiscal years:

	2004	2003	2002
		(in thousands)	
Angiographic Products and Accessories	$15,456	$13,356	$12,542
Hemodialysis Catheters	13,381	9,368	6,225
VenaCure™ Products	5,656	2,106	
PTA Dilation Catheters	3,410	3,046	2,384
Image-Guided Vascular Access Products	3,309	2,655	1,867
Thrombolytic Products	3,135	2,938	2,771
Drainage Products	1,362	1,310	1,103
Other	2,453	2,696	2,953
	$48,162	$37,475	$29,845

Our principal competitive advantages are our dedicated market focus, established brands and innovative products. We believe our dedicated focus enhances patient care and engenders loyalty among our customers. As a provider of interventional devices for over a decade, we believe we have established AngioDynamics as a recognized brand in our target markets. We collaborate frequently with leading interventional physicians in developing our products and rely on these relationships to further support our brands. AngioDynamics' chief executive officer is the only business executive from the medical device industry to serve on the Strategic Planning Committee of the Society of Interventional Radiology. This appointment provides us with knowledge of emerging clinical trends, high visibility among interventional physicians and opportunities to understand and influence the evolution of interventional therapies. In addition, we believe our relationships with interventional physicians are critical to our continued success given that these physicians typically have considerable influence over purchasing decisions.

Peripheral Vascular Disease

Peripheral vascular disease (or PVD) encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms or non-cardiac organs become narrowed, obstructed or ballooned. Structural deterioration in the blood vessels due to aging and the accumulation of atherosclerotic plaque results in restricted or diminished blood flow. Common symptoms include numbness, tingling, persistent pain or cramps in the extremities and deterioration of organ function, such as renal failure or intestinal malabsorption. Common PVDs include venous insufficiency, a malfunction of one or more valves in the leg veins, which often leads to painful varicose veins and/or potentially life-threatening blood clots, and abdominal aortic aneurysms, or AAA, a ballooning of the aorta, which can lead to a potentially fatal rupture. Individuals who are over age 50, smoke, are overweight, have lipid (i.e., cholesterol) disorders, are diabetic or have high blood pressure are at the greatest risk of developing PVD.

Peripheral Interventional Medicine

Peripheral interventional medicine involves the use of minimally invasive, image-guided procedures to treat peripheral vascular and other non-coronary diseases. In these procedures, x-rays, ultrasound, MRI and other diagnostic imaging equipment are used to guide tiny instruments, such as catheters, through blood vessels or the skin to treat diseases. Increasing use of these techniques has accompanied advances in device designs and imaging technologies that enable physicians to diagnose and treat peripheral disorders in a much less invasive manner than traditional open surgery. Interventional procedures are generally less traumatic and less expensive, as they involve less anesthesia, smaller incisions and quicker recovery times.

Peripheral interventional procedures are performed primarily by physicians specially trained in minimally invasive, image-guided techniques. This group of interventional physicians includes interventional radiologists, vascular surgeons and others. Interventional radiologists are board certified radiologists who are fellowship trained in image-guided, percutaneous (through the skin) interventions. These physicians historically have developed many interventional procedures, including balloon angioplasty, vascular stenting and embolization, and perform the majority of peripheral interventional procedures. There are currently more than 5,000 interventional radiologists in the U.S. performing over four million procedures annually. Vascular surgeons have traditionally been trained for open surgical repair of arterial and venous disorders. A large number are now increasingly performing interventional procedures. Accredited vascular surgery training programs now generally require instruction in interventional, image-guided peripheral vascular procedures. Increasingly, interventional radiologists and vascular surgeons are forming joint practices to capture additional patient referrals by providing a broader range of interventional treatments. Other physicians who perform peripheral interventional procedures include interventional cardiologists and interventional nephrologists.

Angiographic Products and Accessories

Angiographic products and accessories are used during virtually every peripheral vascular interventional procedure. These products permit interventional physicians to reach targeted locations within the vascular system to deliver contrast media for visualization purposes and therapeutic agents and devices, such as stents or PTA balloons. Angiographic products consist primarily of angiographic catheters, but also include entry needles and guidewires that are specifically designed for peripheral interventions, and fluid management products.

We manufacture three lines of angiographic catheters that are available in over 500 tip configurations and lengths, either as standard items or made to order.

- *SOFT-VU®*. Our proprietary SOFT-VU technology incorporates a soft, atraumatic tip, which is easily visualized under fluoroscopy.

- *ANGIOPTIC™*. The ANGIOPTIC line is distinguished from other catheters because the entire instrument is highly visible under fluoroscopy.

- *Accu-Vu™*. The Accu-Vu is a highly visible, accurate sizing catheter used to determine the length and diameter of a vessel for endovascular procedures. Accu-Vu provides a soft, highly radiopaque tip with a choice of platinum radiopaque marker patterns along the shaft for enhanced visibility and accuracy. Sizing catheters are used primarily in preparation for aortic aneurysm stent-grafts, percutaneous balloon angioplasty, peripherally-placed vascular stents and vena cava filters.

- *AQUALiner™*. In October 2003, we introduced the AQUALiner, a technologically advanced guidewire. This guidewire is used to provide access to difficult to reach locations in interventional procedures requiring a highly lubricious wire. The AQUALiner guidewire incorporates proprietary advanced coating technology that allows smooth, frictionless navigation.

- *4F Accu-Vu™*. In January 2004, we introduced our 4F Accu-Vu sizing angiographic catheter for use in determining the length and diameter of a vessel in preparation for performing endovascular procedures, such as abdominal aneurysm (AAA) stent graft placement, percutaneous balloon angioplasty, peripherally placed vascular stents, or vena cava filters.

- *Mariner™*. In May 2004, we launched our Mariner hydrophilic-coated angiographic catheter. It uses our patented SOFT-VU catheter technology to deliver contrast media to anatomy that is difficult to reach. The advanced hydrophilic coating technology significantly reduces catheter surface friction, providing smoother navigation through challenging vasculature with optimal handling and control.

We offer several angiographic accessories to support our core angiographic catheter line. These products include standard entry needles and uncoated, Teflon-coated and hydrophilic-coated guidewires. We also manufacture several lines of products used to administer fluids and contain blood and other biological wastes encountered during an interventional procedure. Our major competitors in the peripheral angiographic market are Boston Scientific Corporation, Cook Incorporated, and Cordis Corporation, a subsidiary of Johnson & Johnson, Inc.

Hemodialysis Catheters

We market a complete line of hemodialysis catheters that provide short- and long-term vascular access for hemodialysis patients. Hemodialysis, or cleaning of the blood, is necessary in conditions such as acute renal failure, chronic renal failure and end stage renal disease, or ESRD. The kidneys remove excess water and chemical wastes from blood, permitting clean blood to return to the circulatory system. When the kidneys malfunction, waste substances cannot be excreted, creating an abnormal buildup of wastes in the bloodstream. Hemodialysis machines are used to treat this condition. Hemodialysis catheters, which connect the patient to the dialysis machine, are used at various stages in the treatment of every hemodialysis patient.

We market a complete line of hemodialysis catheters for short- and long-term vascular access for the hemodialysis patient. We currently offer five high flow hemodialysis catheters that enable blood to be cleaned in a shorter period of time than other similar catheters.

- *SCHON®*. The SCHON chronic hemodialysis catheter is designed to be self-retaining, deliver high flow rates and provide patient comfort. The SCHON is for long-term use.

- *MORE-FLOW™*. The MORE-FLOW chronic hemodialysis catheter permits easier insertion and delivers high flow rates. The material conforms well to the vessel anatomy, resulting in higher patient tolerance during extended use. The MORE-FLOW is for long-term use.

- *DURA-Flow™*. The DURA-Flow chronic hemodialysis catheter is designed to be durable, maximize flow rates and provide for easier care and site maintenance. The DURA-Flow chronic hemodialysis catheter is for long-term use.

- *SCHON XL®*. The SCHON XL acute hemodialysis catheter is designed to be kink resistant, deliver high flow rates, offer versatile positioning and provide patient comfort. The SCHON XL is for short-term use.

- *DYNAMIC Flow™*. Our DYNAMIC Flow chronic hemodialysis catheter is designed for long-term use in dialysis patients. It features a Durathane shaft that offers higher chemical resistance than polyurethane, simplifying site care requirements. The DYNAMIC Flow also features a split tip design and a proximal shaft that reduces the chance of kinking after it reaches placement. The DYNAMIC Flow is currently offered in limited markets in the U.S.

Boston Scientific, C.R. Bard, Inc., Kendall Healthcare Products, a subsidiary of Tyco International Ltd., and Medical Components, Inc., or Medcomp, are our major competitors in the development, production and marketing of hemodialysis catheters.

VenaCure™ Products

Our VenaCure™ products, which were known as endovascular laser venous system, or elvs, products until August 2004, are used in endovascular laser procedures. These procedures are a less invasive alternative to vein stripping for the treatment of venous insufficiency of the greater saphenous vein. Vein stripping is a lengthy, painful and traumatic surgical procedure that involves significant patient recovery time. In contrast, laser treatment is an outpatient procedure that generally allows the patient to quickly return to normal activities with no scarring and minimal post-operative pain.

With our VenaCure™ products, laser energy is used to stop the source of the pressure by delivering energy to collapse and destroy the affected vein. The body subsequently routes the blood to other healthy veins. Our products are sold as a system that includes a diode laser, disposable components and training and marketing materials. The diode laser is a self-contained reusable instrument. The disposable components in the system include a Sheath-Lok laser fiber system, an access sheath, access wires and needles. The training and marketing materials include a two-day physician training course, a comprehensive business development package and patient marketing kit.

We purchase the laser and laser fiber used in our Precision 810 and Precision 980 VenaCure™ products from biolitec, Inc. Under our agreement with biolitec, we have non-exclusive license to sell the biolitec laser and laser fiber components to interventional radiologists and vascular surgeons in the U.S. and Canada. Our agreement with biolitec expires in March 2007. biolitec sells its ELVeS 810 and ELVeS 980, which are substantially identical to the lasers in our Precision 810 and Precision 980, to customers other than interventional radiologists and vascular surgeons in the U.S. and Canada and distributes those products without restriction in the rest of the world. In the future, biolitec may also market its ELVeS 810 and ELVeS 980 to the interventional radiology and vascular surgery marketplace in the U.S. and Canada. Our VenaCure™ laser is one of only four laser systems that are cleared for sale in the U.S. by the FDA and is the only laser system built and serviced in the U.S.

Competition for the treatment of venous insufficiency includes surgical vein stripping treatments, radiofrequency (RF) ablation, which we believe is more expensive and time consuming than laser treatment, and other laser treatments of the greater saphenous vein. The leading provider for RF ablation is VNUS Medical Technologies, Inc. Companies competing in the laser segment include biolitec, Diomed, Inc., Dornier MedTech GmbH and Vascular Solutions, Inc.

PTA Dilation Catheters

PTA (percutaneous transluminal angioplasty) procedures are used to open blocked blood vessels and hemodialysis access sites using a catheter that has a balloon at its tip. When the balloon is inflated, the pressure flattens the blockage against the vessel wall to improve blood flow. PTA is now the most common method for opening a blocked vessel in the heart, legs, kidneys or arms. Our PTA dilation balloons include:

- *WorkHorse™*. Our WorkHorse product is a high-pressure balloon catheter offered in 54 configurations. While the WorkHorse can perform other peripheral PTA procedures, we believe the device is used primarily for treating obstructed hemodialysis access sites.

- *WorkHorse II™*. In January 2004, we introduced the WorkHorse II, a low-profile, high-pressure, non-compliant PTA balloon catheter. This product is an extension to our WorkHorse PTA catheter. We have enhanced the WorkHorse features to improve product performance during declotting procedures for hemodialysis access sites.

In addition to our catheters, in April 2004, we introduced ANGIOFLOW™, a catheter-based flow meter that we believe is the first device to measure blood flow in hemodialysis access sites during an access site clearing procedure. The capability to measure blood flow allows interventional physicians to evaluate the efficacy of an access site clearing procedure while performing the procedure, thus likely improving the outcome and decreasing repeat procedures.

Boston Scientific, Cordis, Cook and C.R. Bard are our primary competitors in the PTA dilation market.

Image-Guided Vascular Access Products

Image-guided vascular access, or IGVA, involves the use of advanced imaging equipment to guide the placement of catheters that deliver primarily short-term drug therapies, such as chemotherapeutic agents and antibiotics, into the central circulatory system. Delivery to the central system allows drugs to mix with a large volume of blood as compared to intravenous drug delivery into a superficial vessel. IGVA procedures include the placement of percutaneously inserted central catheter, or PICC, lines, implantable ports and central venous catheters, or CVCs.

Our IGVA products include:

- *Chemo-Port®*. The Chemo-Port maximizes options for patients with difficult and/or complex venous access needs. The port lock system is easy to attach and provides a secure connection.

- *Chemo-Cath®*. The Chemo-Cath, a central venous access catheter system, provides easy placement, safety and comfort to the patient.

- *Micro Access Sets*. Our micro access sets provide interventional physicians with a smaller introducer system for minimally invasive procedures.

- *V-Cath PICC Lines®*. These PICC lines are for short- or long-term peripheral access to the central venous system for intravenous therapy or blood sampling.

- *Morpheus™ CT PICC*. These PICC lines provide short- or long-term peripheral access to the central venous system for intravenous therapy and blood sampling. They are constructed of a biocompatible and durable material called Durathane and have increased stiffness from the proximal end to the distal end, which provides ease of use and enhanced patient safety and comfort. These products are intended for use with CT injectors, allowing physicians to use an existing PICC for both medications and CT imaging, avoiding the need for an additional access site. They were approved by the FDA and launched throughout the U.S. in July 2004.

Our competitors in this market include Arrow International, Inc., Boston Scientific, Cook, C.R. Bard, Deltec, Inc., a subsidiary of Smiths Group plc, and Medcomp.

Thrombolytic Products

Thrombolytic catheter products are used to deliver thrombolytic agents, drugs that dissolve blood clots in hemodialysis access grafts, arteries, veins and surgical bypass grafts. Our thrombolytic catheter products include:

- *PULSE*SPRAY® and UNI*FUSE™ catheters*. Our PULSE*SPRAY and UNI*FUSE catheters improve the delivery of thrombolytic agents by providing a controlled, forceful, uniform dispersion. Patented slits on the infusion catheter operate like tiny valves for an even distribution of thrombolytic agents. We believe that these slits reduce the amount of thrombolytic agents and time necessary for the procedure, resulting in cost savings and improved patient safety.

- *SPEEDLYSER™*. In March 2004, we introduced our SPEEDLYSER thrombolytic catheter, which is used to effectively deliver thrombolytic agents into obstructed dialysis grafts. This new catheter features PULSE*SPRAY slit technology that simplifies catheter insertion and drug delivery.

Our primary competitors in this market include Boston Scientific, Cook and Micro Therapeutics, Inc.

Drainage Products

Drainage products percutaneously drain abscesses and other fluid pockets. An abscess is a tender inflamed mass that typically must be drained by a physician.

Our line of drainage products consists of our ABSCESSION™ general drainage catheters and ABSCESSION™ biliary drainage catheters. These products feature our proprietary soft catheter material that is designed for patient comfort. These catheters also recover their shape if bent or severely deformed when patients roll over and kink the catheters during sleep.

Our primary competitors for drainage products include Boston Scientific, Cook and C.R. Bard.

AngioDynamics Research and Development

The future success of our AngioDynamics business will depend in part on its ability to continue to develop new products and enhance existing products. We recognize the importance of, and intend to continue to make investments in, research and development.

AngioDynamics' research and product development teams work closely with its sales force to incorporate customer feedback into its development and design process. AngioDynamics believes that it has a reputation among interventional physicians as being a good partner for product development because of its tradition of close physician collaboration, dedicated market focus, responsiveness and execution capabilities for product development and commercialization.

AngioDynamics research and development expenditures totaled $3,552,000, $2,509,000 and $1,951,000 for 2004, 2003 and 2002, respectively.

AngioDynamics Sales and Marketing

We focus our AngioDynamics sales and marketing efforts on interventional radiologists and vascular surgeons. There are over 5,000 interventional radiologists and 2,000 vascular surgeons in the U.S. We educate these physicians on the clinical efficacy, performance, ease of use, value and other advantages of our AngioDynamics products.

We sell our AngioDynamics products through a direct sales force in the U.S. and a network of distributors in international markets. As of May 29, 2004, we employed 35 direct sales persons, five regional sales managers and a vice president of sales. In non-U.S. markets, as of May 29, 2004, we had a network of 32 distributors, including three of our wholly owned subsidiaries, and sold our products in 33 markets. We support our distributors with clinical support staff and regional sales personnel, as well as by developing and funding promotional programs and materials.

We promote our AngioDynamics products through medical society meetings that are attended by interventional radiologists, vascular surgeons, interventional cardiologists and interventional nephrologists. Our attendance at these meetings is one of the most important methods we use to communicate with our customers. At these meetings, we receive direct feedback from customers and present new ideas and products. Our attendance at these meetings also reflects our support and commitment to the medical societies, as these societies rely on industry participation and support in order to effectively hold these meetings. The support we provide includes sponsorship of medical society research foundations, general financial support for holding these meetings, and special awards to physicians and others.

AngioDynamics Competition

We encounter significant competition across our AngioDynamics product lines and in each market in which our AngioDynamics products are sold. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. Our competitors range from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. In addition, we compete with providers of other medical therapies, such as pharmaceutical companies, which may offer non-surgical therapies for conditions that are currently or intended to be treated using our products. Our primary device competitors include: Boston Scientific, Cook, Cordis, C.R. Bard, Diomed, Medcomp and VNUS Medical. Medcomp supplies us with all of our hemodialysis catheters, but also competes with us by selling MORE-FLOW catheters, which we buy from them on a non-exclusive basis, and other hemodialysis catheters that we do not license from them. Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales and personnel resources than do we. Competitors may also have greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing such products. Competitors may also obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us, any of which could materially adversely affect us.

We believe that our AngioDynamics products compete primarily on the basis of their quality, ease of use, reliability, physician familiarity and cost-effectiveness. Generally, our AngioDynamics products are sold at higher prices than those of our competitors. In the current environment of managed care, economically motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price. We believe that our continued competitive success will depend upon our ability to develop or acquire scientifically advanced technology, apply our technology cost-effectively across product lines and markets, develop or acquire proprietary products, attract and retain skilled development personnel, obtain patent or other protection for our products, obtain required regulatory and reimbursement approvals, manufacture and successfully market our products either directly or through outside parties, and maintain sufficient inventory to meet customer demand.

GENERAL CORPORATE INFORMATION

The following information applies to both our E-Z-EM and AngioDynamics segments.

Backlog

At July 31, 2004, we had a backlog of unfilled customer orders of $5,132,000, compared to a backlog of $4,278,000 at July 31, 2003. We expect all backlog at July 31, 2004 will be filled during fiscal 2005. The changes in backlog are not necessarily indicative of comparable variations in sales or earnings. Backlog by reportable operating segment is as follows:

	July 31, 2004	July 31, 2003
	(in thousands)	
E-Z-EM	$5,106	$4,113
AngioDynamics	26	165
Total	$5,132	$4,278

Research and Development

Our research and development expenditures totaled $8,019,000, $6,776,000 and $6,220,000 for 2004, 2003 and 2002, respectively.

Raw Materials and Supplies

Most of the barium sulfate for our X-ray fluoroscopy and CT imaging products is supplied by a number of European and U.S. manufacturers, with a minor portion being supplied by E-Z-EM Canada Inc., our wholly owned subsidiary, which operates a barium sulfate mine and processing facility in Nova Scotia and whose reserves are anticipated to last a minimum of five years at current usage rates. We believe that these sources should be adequate for our foreseeable needs.

We have generally been able to obtain adequate supplies of all raw materials and components for our business in a timely manner from existing sources. However, the inability to develop alternative sources, if required, or a reduction or interruption in supply, or a significant increase in the price of components, could adversely affect operations.

Patents and Trademarks

We believe that success in both the E-Z-EM and AngioDynamics product segments is dependent, in part, on patent protection and the proprietary nature of our technology. We intend to file and prosecute patent applications for our technology and in jurisdictions where we believe that patent protection is effective and advisable. Generally, for products that we believe are appropriate for patent protection, we will attempt to obtain patents in the U.S. and other appropriate jurisdictions.

Notwithstanding the foregoing, the patent positions of pharmaceutical and medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter.

If a third party files a patent application relating to an invention claimed in our patent application, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe on their patents and other intellectual property rights. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

In January 2004, Diomed filed an action against AngioDynamics alleging that its VenaCure™ products for the treatment of varicose veins infringe on a patent held by Diomed. Diomed's complaint seeks injunctive relief and compensatory and treble damages. If Diomed is successful in this action, our results of operations could suffer. See Item 3 of this report for a description of this action.

We rely on trade secret protection for certain unpatented aspects of other proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, that others will not gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

We believe that a good trademark can help establish brand recognition and awareness for our company and our products. We intend to file and prosecute trademark applications for certain trademarks and in certain jurisdictions where we believe that registered trademark protection is effective and advisable. We have registered numerous trademarks in the U.S. and certain foreign jurisdictions. Because the registration of trademarks in the U.S. and foreign countries can be expensive, we also rely on common law protection for certain trademarks.

The laws of foreign countries generally do not protect our proprietary rights to the same extent, as do the laws of the U.S. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the FDA and, in some instances, state authorities and foreign governments.

U.S. Regulation

In the U.S., before a pharmaceutical or medical device product can be introduced into the market, a manufacturer must either register the product with the FDA or obtain clearance or approval from the FDA.

We manufacture and market both pharmaceutical products and medical devices. Our pharmaceutical products, such as contrast agents used in X-Ray fluoroscopy and CT imaging procedures, are registered with the FDA. Our medical devices have been cleared and approved by the FDA.

The FDA clearance and approval processes for pharmaceuticals or medical devices are expensive, uncertain and lengthy, and a number of products for which approval or clearance has been sought by other companies have never been approved for marketing. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals for any product on a timely basis or at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

If and when FDA marketing clearance or approvals are granted for a drug or device, the products and their manufacture are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and the MedWatch and Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their drug or device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The labeling and promotion activities with respect to products are subject to scrutiny by the FDA, and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting the marketing for unapproved new indications or uses.

The products manufactured by us are subject to the Quality System Regulations. Drug and device manufacturers are required to register their facilities and list their facilities with the FDA and certain state agencies. Every phase of production, including raw materials, components and subassemblies, manufacturing, testing, quality control, labeling, traceability after distribution, and follow-up and reporting of complaint information is governed by FDA regulations. The FDA periodically conducts inspections of manufacturing facilities and, if there are alleged violations, the operator of a facility must correct them or satisfactorily demonstrate the absence of the violations or face regulatory action.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Non-compliance with applicable

FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

We believe that we are in compliance, in all material respects, with all applicable FDA regulatory requirements for our products.

Non-U.S. Regulation

Internationally, our products have been registered and approved in each foreign country where such registration and approval is required to market and sell our products. Some of the regulatory requirements in foreign countries are similar to those in the U.S. for product approval and maintenance of such approval. However, the regulatory review process may vary greatly from country to country.

In some cases, we rely on our non-U.S. distributors to obtain registration and approval for our products in a particular foreign jurisdiction.

Non-U.S. sales of pharmaceuticals and medical devices manufactured in the U.S. that are not approved or cleared by the FDA for use in the U.S., or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA's regulatory procedures.

We believe that we are in compliance, in all material respects, with all applicable regulatory requirements in those countries where our products are sold.

Other

We are subject to various Federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, Federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid or any other Federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect on our ability to do business.

Environmental

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and Federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. For example, we are registered with the New York State Board of Pharmacy. These include laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emissions, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with these laws and regulations in all material respects and to date have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

We operate several facilities within a broad industrial area located in Nassau County, New York, which has been designated by New York State as a Superfund site. This industrial area has been listed as an inactive hazardous waste site due to ground water investigations conducted on Long Island during the 1980's. Due to the broad area of the designated site, the potential number of responsible parties, and the lack of information concerning the degree of contamination and potential clean-up costs, it is not possible to estimate what, if any, liability we may have. Further, it has not been alleged that we contributed to the contamination, and it is our belief that we have not done so.

Employees

As of May 29, 2004, we employed 759 persons, 152 of whom are covered by various collective bargaining agreements. Collective bargaining agreements covering 87 and 62 employees expire in December 2004 and December 2005, respectively. We consider employee relations to be satisfactory.

(d) **Financial Information Regarding Foreign and Domestic Operations and Export Sales**

We derived about 25% of our sales from customers outside the U.S. during 2004. Operating profit margins on export sales are somewhat lower than domestic sales margins. Our domestic operations bill third-party export sales in U.S. dollars and, therefore, do not incur foreign currency transaction gains or losses. Third-party sales to Canadian customers, which are made by E-Z-EM Canada, are billed in local currency. Third-party sales to Japanese customers, which are made by our Japanese subsidiary, are also billed in local currency.

As of May 29, 2004, we employed 285 persons involved in the developing, manufacturing and marketing of products internationally. Our product lines are marketed through approximately 142 foreign distributors to 83 countries outside of the U.S.

The net sales of each geographic area and the long-lived assets attributable to each geographic area are set forth in Note R to the Consolidated Financial Statements included herein, which information is incorporated by reference into this Item 1 (d). .

Item 2. **Properties**

Our global headquarters, located in Lake Success, New York, consist of leased offices aggregating 17,312 square feet. We also occupy two facilities located in Westbury, New York, of which we own one and lease the other, containing an aggregate of 163,800 square feet and used for manufacturing E-Z-EM products, warehousing and administration. AngioDynamics owns a 68,352 square-foot facility in Queensbury, New York used for manufacturing, warehousing and administration. We also occupy manufacturing and warehousing facilities located in Montreal, Canada consisting of two buildings, of which we own one and lease the other, containing an aggregate of 109,950 square feet. We also own a 29,120 square-foot building in Debert, Nova Scotia and both own and lease land encompassing our barium sulfate mining operation in Nova Scotia.

Item 3. **Legal Proceedings**

AngioDynamics and E-Z-EM have been named as co-defendants in an action entitled Duhon, et. al vs. Brezoria Kidney Center, Inc. et. al, case no. 27084 filed in the District Court of Brezoria County, Texas, 239th Judicial District on December 29, 2003. The complaint alleges that AngioDynamics and its co-defendants, E-Z-EM and Medical Components, Inc. or Medcomp, designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. Under AngioDynamics' distribution agreement with Medcomp, Medcomp is required to indemnify AngioDynamics against all its costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys' fees) that relate in any way to products covered by the agreement. We have tendered the defense of the Duhon action to Medcomp and Medcomp has accepted defense of the action. Based upon our prior experience with Medcomp, we expect Medcomp to honor its indemnification obligation to AngioDynamics if it is unsuccessful in defending this action.

On January 6, 2004, Diomed, Inc. filed an action against AngioDynamics entitled Diomed, Inc., vs. AngioDynamics, Inc., civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed's complaint alleges that AngioDynamics has infringed on Diomed's U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the "VenaCure™ Procedure Kit") and two diode laser systems: the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of the VenaCure™ Procedure Kit. The complaint alleges that AngioDynamics' actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit AngioDynamics from continuing to market and sell these products, as well as conducting training programs, and asks for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment interest. AngioDynamics believes that the product does not infringe the Diomed patent. AngioDynamics purchases the lasers and laser fibers for its laser systems from biolitec, Inc. under a supply and distribution agreement. biolitec has engaged counsel on AngioDynamics' behalf to defend this action.

We are party to other claims, legal actions and complaints that arise in the ordinary course of our business. We believe that any liability that may ultimately result from the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

Item 4. **Submission of Matters to a Vote of Security Holders**

None.

Part II

Item 5. **Market for Registrant's Common Equity and Related Stockholder Matters**

Through October 22, 2002, our Class A common stock and Class B common stock were traded on the American Stock Exchange ("AMEX") under the symbols "EZM.A" and "EZM.B", respectively. On October 22, 2002, we completed a recapitalization merger under which our Class A common stock and Class B common stock were combined into a single, newly created class of common stock that began trading on the AMEX on that date under the symbol "EZM". The following table sets forth, for the periods indicated, the high and low sale prices for each class of common stock as reported by the AMEX.

	Common		Class A		Class B	
	High	Low	High	Low	High	Low
Fifty-two weeks ended May 29, 2004						
Fourth Quarter...........	$20.65	$14.52				
Third Quarter............	21.50	11.45				
Second Quarter...........	14.95	10.38				
First Quarter............	11.90	8.11				
Fifty-two weeks ended May 31, 2003						
Fourth Quarter...........	$10.80	$6.70				
Third Quarter............	8.90	7.10				
Second Quarter...........	9.25	7.55	$ 8.00	$6.35	$8.15	$6.40
First Quarter............			10.95	7.05	8.75	6.91

As of August 4, 2004 there were 393 registered holders of our common stock.

During fiscal 2003, no dividends were declared. During the first quarter of fiscal 2004, our Board of Directors declared a cash dividend on our common stock at the rate of $.25 per share. During the first quarter of fiscal 2005, the Board of Directors declared a cash dividend on our common stock at the rate of $.30 per share. We will continue to evaluate our dividend policy on an ongoing basis. Any future dividends are subject to our Board of Directors' review of operations and financial and other conditions then prevailing.

On November 1, 2003, we issued 2,000 shares of common stock to our Chairman of the Board, Howard S. Stern, and 1,000 shares of common stock to each of our following directors: Robert J. Beckman, Michael A. Davis, Paul S. Echenberg, James L. Katz, Donald A. Meyer, David P. Meyers and George P. Ward. On January 24, 2004, we issued 500 shares of common stock to Robert J. Beckman. All such shares were issued in consideration for services rendered as directors and were issued pursuant to Section 4(2) of the Securities Act of 1933. The basis upon which the exemption is claimed is that the shares were issued only to our directors in transactions not involving any public offering.

Item 6. **Selected Financial Data**

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The consolidated statements of earnings data for the fifty-two weeks ended May 29, 2004, May 31, 2003 and June 1, 2002, and the consolidated balance sheet data as of May 29, 2004 and May 31, 2003, are derived from the audited consolidated financial statements that are included elsewhere in this report. The consolidated statements of earnings data for the fifty-two weeks ended June 2, 2001 and the fifty-three weeks ended June 3, 2000, and the consolidated balance sheet data as of June 1, 2002, June 2, 2001 and June 3, 2000, are derived from our audited consolidated financial statements not included in the report. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note A of "Notes to Financial Statements" for a description of the method that we used to compute our historical basic and diluted earnings per common share.

	Fifty-two weeks ended				Fifty-three weeks ended
	May 29, 2004	May 31, 2003	June 1, 2002	June 2, 2001	June 3, 2000
	(in thousands, except per share data)				
Income statement data:					
Net sales (1)	$148,771	$133,158	$122,133	$113,286	$113,868
Gross profit (1)	65,858	57,796	51,285	45,692	47,805
Operating profit	7,221	3,829	1,906	3,525	8,599
Earnings before income taxes and minority interest	9,923	4,238	2,431	3,637	9,234
Net earnings	6,726	2,741	585	3,286	5,965
Earnings per common share					
Basic	.65	.27	.06	.33	.60
Diluted	.63	.26	.06	.32	.58
Weighted average common shares					
Basic	10,344	10,048	9,848	9,881	10,013
Diluted	10,625	10,419	10,160	10,145	10,314

	May 29, 2004	May 31, 2003	June 1, 2002	June 2, 2001	June 3, 2000
	(in thousands)				
Balance sheet data:					
Working capital	$ 88,636	$ 60,123	$56,746	$56,184	$51,434
Cash, certificates of deposit and short-term debt and equity securities	26,947	17,965	24,064	18,139	13,634
Total assets	142,536	110,624	102,281	97,455	99,085
Long-term debt, less current maturities	3,278	3,470	327	408	453
Stockholders' equity	111,775	88,602	83,522	81,004	80,034

(1) For fiscal 2000, these amounts have been retroactively restated to reflect the reclassifications of freight billed to customers, from selling and administrative expenses to net sales, and related freight costs, from selling and administrative expenses to cost of goods sold, pursuant to the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which was adopted in fiscal 2001.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following information should be read together with the audited consolidated financial statements and the notes thereto and other information included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K, including the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause us or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" and elsewhere in this Annual Report on Form 10-K. In some cases, forward-looking statements may be identified by terminology such as "may", "will", "should", "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates", "predicts", "potential", "continue" or variations of such terms or similar expressions. These statements are only predictions. In evaluating these statements, readers should specifically consider various factors, including the risks outlined under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors". These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate and therefore there can be no assurance that the forward-looking statements included in this Form 10-K will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Overview

We develop, manufacture and market medical diagnostic and therapeutic products through two business segments.

- **E-Z-EM Business Segment** ("E-Z-EM") - E-Z-EM is a leading provider of medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the GI tract. Products in this segment are used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the gastrointestinal system.

- **AngioDynamics Business Segment** ("AngioDynamics") - Our subsidiary, AngioDynamics, Inc., is a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. AngioDynamics designs, develops, manufactures and markets a broad line of therapeutic and diagnostic devices that enable interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases.

Recent Transaction and Potential Transaction

On May 27, 2004, our AngioDynamics subsidiary sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds from the IPO, net of certain financing costs, totaling $19,949,000 were received by AngioDynamics on June 2, 2004. At May 29, 2004, we owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, and on June 18, 2004, AngioDynamics received proceeds of $2,992,000, net of financing costs. At June 15, 2004, our ownership interest in AngioDynamics decreased to 80.4%.

On August 17, 2004, our Board of Directors approved the distribution of our entire equity interest in AngioDynamics (the "Distribution"), which will be made to our shareholders on October 30, 2004. We have received a private letter ruling from the Internal Revenue Service that the Distribution will be tax-free to us and our shareholders. We believe that positioning AngioDynamics as an independent public company will allow it greater access to capital and flexibility to take advantage of business opportunities that may arise. We have entered into three agreements with AngioDynamics - a master separation and distribution agreement, a corporate agreement and a tax allocation and indemnification agreement - that relate to our relationship with AngioDynamics both now and after the separation of AngioDynamics from our company.

Our financial statements are based on the consolidated results of two business segments, the E-Z-EM segment and the AngioDynamics segment, which are discussed more fully in the Segment Overview of the Results of Operations and Note R to the Consolidated Financial Statements included herein. Our historical financial statements are not necessarily indicative of our financial position, results of operations and cash flows after completion of the Distribution described above. During the period between the IPO and the Distribution, we will continue to consolidate the financial statements of AngioDynamics and report the results of operations in an amount equal to our percentage of equity ownership. Upon completion of the Distribution, we will report the results of operations for AngioDynamics as a discontinued operation.

Results of Operations

Our fiscal years ended May 29, 2004, May 31, 2003 and June 1, 2002 represent fifty-two weeks.

Segment Overview

We operate in two industry segments: E-Z-EM products and AngioDynamics products. The E-Z-EM operating segment includes X-ray fluoroscopy products, CT imaging products, virtual colonoscopy products, gastroenterology products and accessory medical devices. The E-Z-EM segment also includes third-party contract manufacturing of diagnostic contrast agents, pharmaceuticals, cosmetics and defense decontaminants. The E-Z-EM operating segment accounted for 68% of net sales for 2004, as compared to 72% for 2003 and 76% for 2002. The AngioDynamics operating segment, which includes angiographic products and accessories, hemodialysis catheters, VenaCure™ products, PTA dilation catheters, image-guided vascular access products, thrombolytic products, and drainage products used in minimally invasive, image-guided procedures to treat peripheral vascular disease and other non-coronary diseases, accounted for 32% of net sales for 2004, as compared to 28% for 2003 and 24% for 2002. The E-Z-EM operating segment reported operating profits of $2,099,000 and $544,000 for 2004 and 2003, respectively, and an operating loss of $425,000 for 2002. The AngioDynamics operating segment reported operating profits of $5,122,000, $3,238,000 and $2,389,000 for 2004, 2003 and 2002, respectively.

The following table sets forth certain financial information with respect to our operating segments:

	E-Z-EM	AngioDynamics	Eliminations	Total
		(in thousands)		
Fiscal year ended May 29, 2004				
Unaffiliated customer sales	$100,609	$48,162	-	$148,771
Intersegment sales	-	893	($893)	-
Gross profit	40,057	25,801	-	65,858
Operating profit	2,099	5,122	-	7,221
Fiscal year ended May 31, 2003				
Unaffiliated customer sales	$95,683	$37,475	-	$133,158
Intersegment sales	-	959	($959)	-
Gross profit	37,887	19,862	47	57,796
Operating profit	544	3,238	47	3,829
Fiscal year ended June 1, 2002				
Unaffiliated customer sales	$92,288	$29,845	-	$122,133
Intersegment sales	-	1,045	($1,045)	-
Gross profit (loss)	35,786	15,557	(58)	51,285
Operating profit (loss)	(425)	2,389	(58)	1,906

E-Z-EM Products

E-Z-EM segment operating profit for 2004 increased by $1,555,000 compared to 2003. Both the 2004 and 2003 results included charges for restructuring and repositioning our company. The 2004 results included $1,771,000 in plant closing and operational restructuring costs related to the closing of our device manufacturing facility in San Lorenzo, Puerto Rico, as well as our heat-sealing operation in Westbury, New York. We expect the project to generate projected annual pre-tax savings of $1,900,000 beginning in 2005. During 2005, we plan to further streamline our operations, specifically by moving our powder-based barium production to our state-of-the-art manufacturing facility in Montreal, Canada. We expect the project to take 12 months to complete, and should generate projected annual pre-tax savings of $2,200,000 beginning in 2006. An expected pre-tax charge to earnings of $2,800,000, approximately half of which is severance related, will be recorded in 2005 as a result of this program. The 2003 results included $709,000 in costs associated with our common stock recapitalization, which combined two classes of common stock into one class and which was completed in the second quarter of 2003.

Excluding the effect of the closing of operations and the common stock recapitalization costs discussed above, E-Z-EM segment operating profit increased by $2,617,000 due to increased sales and gross profit and decreased operating expenses. Net sales increased 5%, or $4,926,000, to $100,609,000 due, in large part, to a decline in distributor rebates resulting from a shift in sales from products under contract with significant discounts to products not currently under contract or to products under contract with lower discounts. On a product line basis, the net sales increase resulted from increased sales of CT imaging contrast products, particularly our CT smoothie lines, and CT injector systems totaling $4,466,000 and increased sales of virtual colonoscopy products of $1,088,000. Price increases, excluding the decline in rebates, had minimal effect on net sales in 2004. Gross profit expressed as a percentage of net sales was 40% for both 2004 and 2003. Increased raw material costs and unfavorable changes in sales product mix offset manufacturing overhead cost reductions and the decline in rebates. Excluding the aforementioned plant closing and recapitalization costs, operating expenses decreased by $447,000 due to planned reductions in selling and marketing promotional activities and decreased severance costs of $503,000, partially offset by 365,000 in costs associated with the previously announced contemplated spin-off of our AngioDynamics subsidiary and increased research and development (R&D) expenses of $200,000.

E-Z-EM segment operating results for 2003 improved by $969,000 compared to 2002. Both the 2003 and 2002 results included charges for restructuring and repositioning our company. The 2003 results included $709,000 in costs associated with our common stock recapitalization. The 2002 results included $1,393,000 in restructuring costs related to the closing of our Japanese manufacturing facility in December 2001. During 2003, we recorded an additional charge to operations of $116,000 relating to the closing of this facility.

Excluding the effect of the recapitalization costs and the Japanese facility closing discussed above, E-Z-EM segment operating results improved by $401,000 due to increased sales and improved gross profit, partially offset by increased operating expenses. Net sales increased 4%, or $3,395,000, to $95,683,000 due primarily to increased sales of CT imaging contrast products, such as Readi-Cat® and our CT Smoothie lines, and CT injector systems. Sales growth in these product areas, as well as in our Varibar® dysphagia line, offset decreased sales of barium sulfate products resulting from the continuing decline in use of traditional X-ray fluoroscopy procedures. Price increases had minimal effect on net sales in 2003. Gross profit expressed as a percentage of net sales improved to 40% for 2003 from 39% for 2002, due primarily to favorable changes in sales product mix, lower freight costs and commission revenue of $388,000 earned in 2003. Excluding the aforementioned recapitalization costs and facility closing costs, operating expenses increased by $1,700,000 due to increased selling and marketing infrastructure and promotional activities to support our EmpowerCT injector system and virtual colonoscopy products, and increased severance costs of $564,000.

AngioDynamics Products

AngioDynamics segment operating profit for 2004 improved by $1,884,000 due to increased sales and improved gross profit, partially offset by increased operating expenses. Net sales increased by $10,687,000, or 29%, to $48,162,000 due to new product introductions, the expansion of our domestic sales force and increased sales in our existing product lines. Sales of hemodialysis catheters for 2004 increased by $4,013,000 compared to 2003 principally due to our introduction of the DURA-Flow™ chronic hemodialysis catheter in September 2002. Our VenaCure™ products, devices used in the treatment of varicose veins, were introduced in June 2002 and accounted for $3,550,000 of the increase in net sales for 2004. Sales of angiographic products and accessories, image-guided vascular access products, PTA dilation catheters and thrombolytic products in the aggregate accounted for $3,315,000 of the increase in net sales for 2004. Price increases had minimal effect on net sales in 2004. Gross profit expressed as a percentage of net sales improved to 53% for 2004 from 52% for 2003, due to increased sales volume, favorable sales product mix and improved manufacturing efficiencies. Operating expenses increased $4,055,000 due to the continued expansion of our domestic sales force, increased marketing and promotional activities, investment in new product introductions, and increased administrative and R&D expenses.

AngioDynamics segment operating profit for 2003 improved by $849,000 due to increased sales and improved gross profit, partially offset by increased operating expenses. Net sales increased by $7,630,000, or 26%, to $37,475,000 due to the introduction of new products and the growth in existing products resulting, in large part, from the expansion in our domestic sales force. Successful new products included our VenaCure™ product for the treatment of severe varicose veins and the DURA-Flow™ chronic hemodialysis catheter. Price increases had minimal effect on net sales in 2003. Gross profit expressed as a percentage of net sales improved to 52% for 2003 from 50% for 2002, due to improved manufacturing efficiencies at our Queensbury facility, lower freight costs and decreased provision for inventory reserves of $100,000. The improved manufacturing efficiencies, resulted, in large part, from increased automation in the manufacture of angiographic catheters, WORKHORSE™ PTA balloon catheters and biliary stents. Operating expenses increased $3,456,000 due, in large part, to the expansion of the domestic sales force, investment in new product introductions and increased administrative and R&D expenses.

Certain financial information, including net sales, depreciation and amortization, net earnings (loss), assets and capital expenditures attributable to each operating segment, is set forth in Note R to the Consolidated Financial Statements included herein.

Consolidated Results of Operations

We reported net earnings of $6,726,000, or $.65 and $.63 per common share on a basic and diluted basis, respectively, for 2004, as compared to net earnings of $2,741,000, or $.27 and $.26 per common share on a basic and diluted basis, respectively, for 2003, and net earnings of $585,000, or $.06 per common share on both a basic and diluted basis, respectively, for 2002. As compared to 2003, results for 2004 were favorably affected by increased sales and gross profit in both industry segments, partially offset by increased operating expenses. Results for 2004 included $1,771,000 pre-tax, or $.15 per basic share, in plant closing and operational restructuring costs previously disclosed in the segment overview and gains on the sales of non-core equity investments totaling $2,622,000, or $.25 per basic share. Results for 2003 included $709,000, or $.07 per basic share, in costs associated with our common stock recapitalization.

Results for 2003 were favorably affected by increased sales and improved gross profit in both industry segments, partially offset by increased operating expenses in both industry segments. Results for 2003 included $709,000, or $.07 per basic share, in costs associated with our common stock recapitalization. Results for 2002 included $1,393,000 in restructuring costs related to the closing of our Japanese manufacturing facility in December 2001, which reduced earnings for that year by $.14 per basic share. During 2003, we recorded an additional charge to operations of $116,000, or $.01 per basic share, relating to the closing of this facility. Excluding the effect of the recapitalization costs and the Japanese facility closing, net earnings for 2003 improved by $1,588,000, or $.15 per basic share, compared to 2002.

Net sales increased 12%, or $15,613,000, to $148,711,000 for 2004, and 9%, or $11,025,000, to $133,158,000 for 2003. Net sales for 2004 were favorably affected by increased sales of AngioDynamics products of $10,687,000 and E-Z-EM products of $4,926,000, which resulted from the factors previously disclosed in the segment overview. Price increases accounted for less than 1% of net sales for 2004. Net sales for 2003 were favorably affected by increased sales of AngioDynamics products of $7,630,000 and E-Z-EM products of $3,395,000, which resulted from the factors previously disclosed in the segment overview. Price increases had minimal effect on net sales in 2003.

Net sales in international markets, including direct exports from the U.S., increased 1%, or $330,000, to $37,411,000 for 2004 and 4%, or $1,391,000, to $37,081,000 for 2003. For 2004, increased sales of CT imaging contrast and injector systems of $914,000 and X-ray fluoroscopy products of $308,000 were partially offset by decreased sales of contract manufacturing products of $795,000. The increase in 2003 was primarily due to increased sales of CT imaging contrast and injector systems of $885,000 and X-ray fluoroscopy products of $537,000.

Gross profit expressed as a percentage of net sales was 44% for 2004, as compared to 43% for 2003 and 42% for 2002. The percentage improvement in gross profit for 2004 and 2003 was due to increased gross profit in both the AngioDynamics and E-Z-EM segments, which resulted from the factors previously disclosed in the segment overview.

Selling and administrative ("S&A") expenses were $48,847,000 for 2004, $47,075,000 for 2003 and $41,766,000 for 2002. The increase for 2004 compared to 2003 of $1,772,000, or 4%, was due to increased AngioDynamics S&A expenses of $3,012,000, partially offset by decreased E-Z-EM S&A expenses of $1,240,000. The increase in AngioDynamics S&A expenses was primarily due to the continued expansion of our domestic sales force, increased marketing and promotional activities, investment in new product introductions, and increased administrative expenses. Decreased E-Z-EM S&A expenses resulted from planned reductions in selling and marketing promotional activities, costs associated with our common stock recapitalization of $709,000 in 2003, and decreased severance costs of $539,000, partially offset by 365,000 in costs associated with the previously announced contemplated spin-off of our AngioDynamics subsidiary. The increase for 2003 compared to 2002 of $5,309,000, or 13%, was due to increased AngioDynamics S&A expenses of $2,897,000 and increased E-Z-EM S&A expenses of $2,412,000. The increase in AngioDynamics S&A expenses was primarily due to the expansion of our domestic sales force, investment in new product introductions and increased administrative expenses. Increased E-Z-EM S&A expenses resulted from: i) increased selling and marketing infrastructure and promotional activities to support our EmpowerCT injector system and virtual colonoscopy products; ii) $709,000 in costs associated with our common stock recapitalization; and iii) increased severance costs of $564,000.

R&D expenditures for 2004 totaled $8,019,000 as compared to $6,776,000 for 2003 and $6,220,000 for 2002, and in each year were 5% of net sales. The increase for 2004 compared to 2003 of $1,243,000 was mainly due to increased AngioDynamics R&D expenses of $1,043,000, general regulatory costs of $407,000 and gastroenterology projects of $263,000, partially offset by decreased spending relating to X-ray fluoroscopy and CT imaging projects of $250,000 and virtual colonoscopy projects of $179,000. The increase in AngioDynamics R&D expenses was due primarily to increased personnel in both of its R&D departments and expanded efforts to register and maintain its intellectual property assets. The increase for 2003 compared to 2002 of $556,000 was due primarily to AngioDynamics' expanded efforts to register and maintain its intellectual property, increases in its R&D staff, and increased costs for its materials and supplies. Of the R&D expenditures for 2004, approximately 44% related to AngioDynamics projects, 28% to X-ray fluoroscopy and CT imaging projects, 18% to general regulatory costs, 5% to virtual colonoscopy projects, 4% to gastroenterology projects, and 1% to other projects. R&D expenditures are expected to continue at or exceed current levels. In addition to its in-house technical staff, we are presently sponsoring various independent R&D projects and are committed to continued expansion of our product lines through R&D.

Other income, net of other expenses, totaled $2,702,000 for 2004, compared to $409,000 for 2003 and $525,000 for 2002. The increase for 2004 compared to 2003 was due to gains on the sales of non-core equity investments of $2,622,000, slightly offset by a decline in foreign currency exchange gains of $253,000. The decline for 2003 compared to 2002 was due to increased interest expense of $163,000, resulting, in large part, from the financing of the AngioDynamics facility expansion, decreased interest income of $132,000, resulting, in large part, from lower interest rates, and the recognition of gains on the sale of equity securities of $202,000 in 2002, partially offset by improved foreign currency exchange gains and losses of $371,000.

Note I to the Consolidated Financial Statements included in this report details the major elements affecting income taxes for 2004, 2003 and 2002. For 2004, our effective tax rate of 32% differed from the Federal statutory tax rate of 34% due primarily to the utilization of previously unrecorded capital loss and net operating loss carryforwards, partially offset by losses incurred at our Puerto Rico subsidiary, which are subject to lower tax rates, and non-deductible expenses. The losses incurred at our Puerto Rico subsidiary resulted from the closing of this facility and the outsourcing of these operations. For 2003, our effective tax rate was 35% as compared to the Federal statutory tax rate of 34%. The effects of non-deductible expenses, resulting, in large part, from our common stock recapitalization, were virtually offset by the effects of utilizing previously unrecorded net operating loss carryforwards in certain foreign jurisdictions, R&D tax credits and the reversal of a portion of our valuation allowance against certain domestic tax benefits, since, at that time, it was more likely than not that such benefits would be realized. For 2002, our unusually high effective tax rate of 76% differed from the Federal statutory tax rate of 34% due primarily to the fact that we did not provide for the tax benefit on losses incurred in certain foreign jurisdictions, since, at that time, it was more likely than not that such benefits would not be realized, and non-deductible expenses.

Liquidity and Capital Resources

For 2004, capital expenditures, cash dividends, repayments of debt, the purchase of treasury stock and working capital were funded by cash provided by operations and proceeds from the exercise of stock options. For 2003, capital expenditures (excluding the AngioDynamics facility expansion discussed below), equity investments at cost, the purchase of treasury stock and working capital were funded by cash reserves. For 2002, capital expenditures, the purchase of intangible assets, the purchase of treasury stock and working capital were funded by cash provided by operations. Our policy has generally been to fund operations and capital requirements without incurring significant debt. However, we did elect to finance the AngioDynamics facility expansion. At May 29, 2004, debt (notes payable, current maturities of long-term debt and long-term debt) was $4,023,000 (including $3,255,000 relating to the financing of the AngioDynamics facility expansion), as compared to $4,369,000 at May 31, 2003 (including $3,395,000 relating to the financing of the AngioDynamics facility expansion). We have available $4,464,000 under two bank lines of credit, of which one line of credit for $3,000,000 is with AngioDynamics. No amounts were outstanding under the lines of credit at May 29, 2004.

Our contractual obligations and their effect on liquidity and cash flows as of May 29, 2004 are set forth in the table below. We have no variable interest entities or other off-balance sheet obligations.

	Payments Due By Period as of May 29, 2004				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Contractual Obligations:					
Long-term debt	$ 3,583	$ 305	$ 509	$ 434	$2,335
Notes payable	440	440			
Operating leases (1)	5,326	1,346	2,597	965	418
Purchase obligations (1)	6,666	5,360	1,306		
Employment contract (1)	680	680			
Consulting contracts (1)	363	230	133		
Other long-term liabilities reflected on the consolidated balance sheet					
Deferred compensation (2)	2,520	15	37	46	2,422
Accrued retirement benefits	263	73	59		131
Total	$19,841	$8,449	$4,641	$1,445	$5,306

(1) The non-cancelable operating leases, purchase obligations, employment and consulting contracts are not reflected on the consolidated balance sheet under accounting principles generally accepted in the United States of America. The purchase obligations consist primarily of finished good product.

(2) Deferred compensation costs covering active employees are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.

At May 29, 2004, approximately $26,947,000, or 19%, of our assets consisted of cash and cash equivalents and short-term debt and equity securities. In addition, we recorded a stock subscription receivable, payable to AngioDynamics, in the amount of $19,949,000, reflecting the proceeds of its initial public offering. The current ratio was 6.07 to 1, with net working capital of $88,636,000, at May 29, 2004, compared to the current ratio of 4.95 to 1, with net working capital of $60,123,000, at May 31, 2003. The increase in net working capital resulted from the stock subscription receivable and from cash provided by operations.

On August 17, 2004, our Board of Directors declared a special stock dividend of our entire equity interest in AngioDynamics, consisting of 9,200,000 shares of common stock, to be issued to our shareholders on October 30, 2004. Of the net cash provided by operating activities of $8,492,000 for 2004, AngioDynamics contributed $2,500,000, or approximately 29% of the total. We believe that, after giving effect to our separation from AngioDynamics, our cash reserves, cash provided from continuing operations and existing line of credit will provide sufficient liquidity to meet our current obligations for the next 12 months.

Net capital expenditures, primarily for machinery and equipment, were $3,987,000 for 2004, compared to $6,725,000 for 2003 and $3,393,000 for 2002. Of the 2003 expenditures, approximately $3,033,000 related to the expansion of our AngioDynamics headquarters and manufacturing facility in Queensbury, New York.

This expansion was substantially completed during the fourth fiscal quarter of 2004 at an approximate cost of $3,734,000. This expansion is being financed principally with Industrial Revenue Bonds (the "Bonds") issued by the Warren and Washington Counties Industrial Development Agency (the "Agency") aggregating $3,500,000. The proceeds of the Bonds were advanced, as construction occurred, pursuant to a Building Loan Agreement by and among AngioDynamics, the Agency, the Trustee and a bank (the "Bank"). As of May 29, 2004, the advances aggregated $3,398,000 with the remaining proceeds of $102,000 classified as restricted cash. The Bonds re-price every seven days and are resold by a Remarketing Agent. The Bonds bear interest based on the market rate on the date the bonds are resold (1.21% per annum at May 29, 2004) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $65,000 through May 2022. AngioDynamics entered into an interest rate swap with the Bank to convert the variable interest rate to a fixed interest rate of 4.45% per annum. The principal payments on the Bonds are secured by a letter of credit with the Bank and a first mortgage on the land, building and equipment relating to the facility. Of the 2002 expenditures, approximately $375,000 relates to the purchase of our chemical processing facility in Nova Scotia, Canada and approximately $344,000 relates to the upgrading of our information systems data center and mainframe platform in Westbury, New York. The aggregate level of capital expenditures for 2005 is currently expected to approximate 2004 levels.

In July 2002, we concluded a program to repurchase 500,000 shares of our Class A and Class B common stock. In aggregate, we repurchased 53,706 shares of Class A common stock and 446,294 shares of Class B common stock for approximately $3,548,000. Effective August 15, 2002, we retired all treasury shares. In March 2003, the Board of Directors authorized the repurchase of up to 300,000 shares of our common stock at an aggregate purchase price of up to $3,000,000. We repurchased 37,400 shares of common stock for approximately $417,000 during 2004. In aggregate, we have repurchased 74,234 shares of common stock for approximately $716,000 under this program.

In June 2004, we announced a plan to move our powder-based barium production to our state-of-the-art manufacturing facility in Montreal. This operations realignment is part of our global production strategy, a program intended to create a more efficient, flexible and market-driven manufacturing infrastructure. We expect the project to take approximately 12 months to complete and generate projected pre-tax savings of $2,200,000 per year. Project costs are estimated at $2,800,000 on a pre-tax basis, and should be recorded over the 12 months of fiscal 2005.

In June 2004, our Board of Directors declared a cash dividend of $.30 per outstanding share of our common stock. The dividend was payable on July 1, 2004 to shareholders of record as of June 15, 2004. In June 2003, our Board of Directors declared a cash dividend of $.25 per outstanding share of our common stock. The dividend was payable on August 1, 2003 to shareholders of record as of July 15, 2003. Future dividends are subject to our Board of Directors' review of operations and financial and other conditions then prevailing.

Critical Accounting Policies

Our significant accounting policies are summarized in Note A to the Consolidated Financial Statements included herein. While all these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgment or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report. The accounting policies identified as critical are as follows:

Revenue Recognition

We recognize revenues in accordance with generally accepted accounting principles as outlined in Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) collectibility is reasonably assured; and (4) product delivery has occurred or services have been rendered. Decisions relative to criterion (3) regarding collectibility are based upon our judgments, as discussed under "Accounts Receivable" below, and should conditions change in the future and cause us to determine this criterion is not met, our results of operations may be affected. We recognize revenue on the date the product is shipped, which is when title passes to the customer. Shipping and credit terms are negotiated on a customer-by-customer basis. E-Z-EM products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and, depending upon contracts between us, the distributor and the hospital, the distributor may be entitled to a rebate. We deduct all rebates from sales and have a provision for rebates based on historical information for all rebates that have not yet been submitted to us by the distributors. All product returns must be pre-approved by us and, if approved, customers are subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and must have at least 12 months remaining prior to its expiration date. Within the E-Z-EM segment, we record revenue on warranties and extended warranties on a straight-line basis over the term of the related warranty contracts, which generally cover one year. Deferred revenues related to warranties and extended warranties are $356,000 at May 29, 2004. Service costs are expensed as incurred.

Accounts Receivable

Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing credit evaluations and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues we identify. While such credit losses have historically been within expectations and the provisions established, we cannot guarantee the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. Concentration risk exists relative to our accounts receivable, as 22% and 26%, respectively, of our total accounts receivable balance at May 29, 2004 and May 31, 2003 is concentrated in one distributor. While the accounts receivable related to this distributor may be significant, we do not believe the credit loss risk to be significant given the distributor's consistent payment history.

Changes in our allowance for doubtful accounts are as follows:

	May 29, 2004	May 31, 2003
	(in thousands)	
Beginning balance	$1,026	$ 848
Provision for doubtful accounts	170	287
Write-offs	(56)	(109)
Ending balance	$1,140	$1,026

Income Taxes

In preparing our financial statements, income tax expense is calculated for each jurisdiction in which we operate. This involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, based primarily on our ability to generate future taxable income. Where their recovery is not likely, we establish a valuation allowance and record a corresponding additional tax expense in our statement of earnings. If actual results differ from our estimates due to changes in assumptions, the provision for income taxes could be materially affected. As of May 29, 2004, our valuation allowance totaled $4,859,000. The total net deferred tax asset as of May 29, 2004 was $2,827,000.

Inventories

We value inventories at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. At May 29, 2004 and May 31, 2003, our reserve for excess and obsolete inventory was $2,875,000 and $2,628,000, respectively.

Property, Plant and Equipment

We state property, plant and equipment at cost, less accumulated depreciation, and depreciate principally using the straight-line method over their estimated useful lives. We determine this based on our estimates of the period over which the asset will generate revenue. Any change in condition that would cause us to change our estimate of the useful lives of a group or class of assets may significantly affect depreciation expense on a prospective basis.

Effects of Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entity. We do not have any variable interest entities that would require consolidation under FIN No. 46. Accordingly, the adoption of these pronouncements has had no current effect on our consolidated financial condition or results of operations.

As of July 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this statement has had no current effect on our financial position or results of operations.

As of August 31, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS No. 150 has had no current effect on our financial position or results of operations.

As of August 31, 2003, we adopted Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration of the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. The adoption of EITF 00-21 has had no current effect on our financial position or results of operations.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), which codifies, revises and rescinds sections of SAB No. 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our financial position or results of operations.

Risk Factors

The risks described below are not the only ones we face. Our business is also subject to the risks that affect many other companies in our industry, such as competition, technology, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations and international operations. Additional risks not currently known to us or that we believe are immaterial also may impair our business operations and our liquidity.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products may cause our revenues to decline.

Changes in healthcare systems in the U.S. or elsewhere could adversely affect the demand for our products, as well as the way we conduct business. Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

- controls on government-funded reimbursement for healthcare services and price controls on medical products and service providers;
- challenges to the pricing of medical procedures or limits or prohibitions on reimbursement for specific devices and therapies through other means; and
- the introduction of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict whether Federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business. These policies, or any reductions in the number of authorizations granted for procedures performed using our current and proposed products or in the levels of reimbursement for those procedures, could cause our revenues to decline.

Outside of the U.S., reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as those in the U.S. If adequate levels of reimbursement from third-party payors outside of the U.S. are not obtained, sales of our products outside of the U.S. may decrease and we may fail to achieve or maintain significant non-U.S. sales.

Our pricing flexibility is further constrained by the formation of large Group Purchasing Organizations.

Our pricing flexibility is further constrained by the formation of large Group Purchasing Organizations ("GPO" or "GPOs") - combinations of hospitals and other large customers to combine purchasing power. Due to the multi-year term of typical GPO contracts, our ability to pass along base cost increases through increased prices is limited. Consolidation in the healthcare industry has also resulted in a broader product range in typical GPO contracts. Transactions with GPOs are often larger, more complex, and involve more long-term contracts than in the past. GPOs' enhanced purchasing power may continue to increase the pressure on product pricing in the market as a whole. Several GPOs have executed contracts with our market competitors that exclude us, and other GPOs may do so in the future. In many cases, we have continued to sell to individual members of these GPOs on a direct basis by lowering our pricing. However, if the contracts are enforced against the GPO members, it may adversely affect our sales in the future.

If we fail to adequately protect our intellectual property rights, our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. These measures may not adequately protect our intellectual property rights.

Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require our new employees, consultants and corporate partners to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

If third parties claim that our products infringe their intellectual rights, we may be forced to expend significant financial resources and management time defending against such actions and our results of operations could suffer.

Third parties may claim that our products infringe on third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in general, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patents or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to purchase competitors' products or defer or limit their purchase or use of our affected products until resolution of the claim.

In January 2004, Diomed, Inc. filed an action against AngioDynamics alleging that its VenaCure™ products for the treatment of severe varicose veins infringe on a patent held by Diomed. Diomed's complaint seeks injunctive relief and compensatory and treble damages. If Diomed is successful in this action, our results of operations could suffer.

If we fail to develop new products and enhance existing products, we could lose market share to our competitors and our results of operations could suffer.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. To be successful, we must develop and commercialize new products and enhanced versions of our existing products. Our products are technologically complex and require significant planning, design, development and testing before they may be marketed. This process generally takes at least nine to 12 months and may take up to several years. Our success in developing and commercializing new versions of our products is affected by our ability to:

- timely and accurately identify new market trends;
- accurately assess customer needs;
- minimize the time and costs required to obtain regulatory clearance or approval;
- adopt competitive pricing;
- timely manufacture and deliver products;
- accurately predict and control costs associated with the development, manufacturing and support of our products; and
- anticipate and compete effectively with our competitors' efforts.

Market acceptance of our products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, as well as offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer.

The market dynamics and competitive environment in the healthcare industry are subject to rapid change, factors that may affect our operations.

We believe that government regulation, private sector programs and reimbursement policies will continue to change the worldwide healthcare industry, potentially resulting in further business consolidations and alliances. As such, the market dynamics and competitive environment are subject to rapid change, which may affect our growth plans and operating results.

The adoption rate of virtual colonoscopy as a screening modality for colon cancer has been slower than we anticipated.

Our growth strategy involves investing a portion of our financial, management and other resources on the further development of a proprietary product set for use in virtual colonoscopy. However, to date, the adoption rate of virtual colonoscopy as a screening modality for colon cancer has been slower than we anticipated. We believe this is principally due to the present lack of private and public reimbursement standards for virtual colonoscopy screening. Additionally, the American Cancer Society ("ACS") has not yet included virtual colonoscopy in its published screening guidelines for colon cancer, believing the evidence of its efficacy is insufficient at this time. Together, these and other factors contribute to the uncertainly surrounding the evolution of the virtual colonoscopy market and our position in it.

The market potential for Reactive Skin Decontamination Lotion is uncertain.

The market potential for Reactive Skin Decontamination Lotion ("RSDL"), a product for which we have exclusive manufacturing rights, is subject to a number of uncertainties. One factor is the nature of the military procurement process itself – a lengthy bureaucratic process that often requires product modifications before substantial orders are placed. Another factor is uncertainty surrounding the threat from chemical weapons as instruments of terror, making it difficult to quantify the potential of the civilian emergency service organization market. These and other factors may have an impact on RSDL sales in the future.

Our AngioDynamics business is dependent on single and limited source suppliers, which puts us at risk for supplier business interruptions.

We currently purchase significant amounts of several key AngioDynamics products and product components from single and limited source suppliers. For 2004, approximately 45% of this segment's revenues were derived from sales of products manufactured for us by third parties. In addition, approximately 77% of the AngioDynamics sales growth over the past two fiscal years was attributable to products that we licensed or obtained from third parties. Our principal single source supplier of AngioDynamics products, Medcomp, supplies us with our hemodialysis catheters, which accounted for about 43% of AngioDynamics' revenues in 2004. Medcomp also competes with us by selling a hemodialysis catheter for which it has not granted us exclusive rights and other catheters that we do not license from them. Additionally, we purchase the laser and laser fibers for our VenaCure™ products from biolitec, which also competes with us. Any delays in delivery of or shortages in those products and components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. Any or all of these suppliers could discontinue the manufacture or supply of these products and components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

Our AngioDynamics business may be harmed if interventional cardiologists perform more of the procedures that interventional radiologists and vascular surgeons currently perform.

We market and sell our AngioDynamics products primarily to interventional radiologists and vascular surgeons, who currently perform a large percentage of minimally-invasive, image-guided interventional procedures for peripheral vascular disease. Many of AngioDynamics' competitors have focused their sales efforts on the cardiology market for interventional procedures. Since AngioDynamics has focused its sales and marketing efforts on interventional radiologists and vascular surgeons, its competitors may have advantages over AngioDynamics for sales to cardiologists. Consequently, if cardiologists perform more of the procedures currently performed by interventional radiologists and vascular surgeons, AngioDynamics' revenues may decline and its business may be harmed.

If we cannot obtain approval from governmental agencies, we will not be able to sell our products.

Our products are subject to extensive regulation in the U.S. and in foreign countries where they are sold. Unless an exemption applies, each medical device product that we wish to market in the U.S. must receive either 510(k) clearance or premarket approval from the FDA before the product can be sold. Either process can be lengthy and expensive. The FDA's 510(k) clearance procedure, also known as "premarket notification," is the process used for our current products. This process usually takes from four to 12 months from the date the application is submitted to, and filed with, the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the products. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Achieving premarket approval may take numerous clinical trials and require the filing of numerous amendments over time. Regulatory regimes in other countries similarly require approval or clearance prior to our marketing or selling products in those countries. If we are unable to obtain additional clearances or approvals needed to market existing or new products in the U.S. or elsewhere, or obtain these clearances or approvals in a timely fashion, our revenues and profitability may decline.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and, to a much lesser extent, interest rates on investments and financing, which could impact our results of operations and financial position. Although we entered into an interest rate swap with a bank to limit our exposure to interest rate change market risk on our variable interest rate financing, we do not currently engage in any other hedging or market risk management tools. There have been no material changes with respect to market risk previously disclosed in our Annual Report on Form 10-K for our 2003 fiscal year.

Foreign Currency Exchange Rate Risk

The financial reporting of our international subsidiaries is denominated in currencies other than the U.S. dollar. Since the functional currency of our international subsidiaries is the local currency, foreign currency translation adjustments are accumulated as a component of accumulated other comprehensive income (loss) in stockholders' equity. Assuming a hypothetical aggregate change in the exchange rates of foreign currencies versus the U.S. dollar of 10% at May 29, 2004, our assets and liabilities would increase or decrease by $3,474,000 and $498,000, respectively, and our net sales and net earnings would increase or decrease by $2,477,000 and $251,000, respectively, on an annual basis.

We also maintain intercompany balances and loans receivable with subsidiaries with different local currencies. These amounts are at risk of foreign exchange losses if exchange rates fluctuate. Assuming a hypothetical aggregate change in the exchange rates of foreign currencies versus the U.S. dollar of 10% at May 29, 2004, our pre-tax earnings would be favorably or unfavorably impacted by approximately $449,000 on an annual basis.

Interest Rate Risk

Our excess cash is invested in highly liquid, short-term, investment grade securities with maturities of less than one year. These investments are not held for speculative or trading purposes. Changes in interest rates may affect the investment income we earn on cash, cash equivalents and debt securities and therefore affect our cash flows and results of operations. As of May 29, 2004, we were exposed to interest rate change market risk with respect to our investments in tax-free municipal bonds in the amount of $12,145,000. The bonds bear interest at a floating rate established weekly. For 2004, the after-tax interest rate on the bonds approximated 1.0%. Each 100 basis point (or 1%) fluctuation in interest rates will increase or decrease interest income on the bonds by approximately $121,000 on an annual basis.

As our principal amount of fixed interest rate financing approximated $768,000 at May 29, 2004, a change in interest rates would not materially impact results of operations or financial position. At May 29, 2004, we maintained variable interest rate financing of approximately $3,255,000 in connection with the AngioDynamics facility expansion. We have limited our exposure to interest rate risk by entering into an interest rate swap agreement with a bank under which we agreed to pay the bank a fixed annual interest rate of 4.45% and the bank assumed our variable interest payment obligations under the financing.

Item 8. **Financial Statements and Supplementary Data**

Financial statements and supplementary data required by Part II, Item 8 are included in Part IV of this report as indexed at Item 14 (a) 1, and are incorporated by reference into this Item 8.

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information we (including our consolidated subsidiaries) are required to disclose in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Changes in Internal Controls over Financial Reporting

No significant changes were made in our internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended May 29, 2004.

Part III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file a definitive proxy statement within 120 days after the end of our fiscal year pursuant to Regulation 14A (the "Proxy Statement") for our Annual Meeting of Stockholders, currently scheduled for October 26, 2004. The information included in the Proxy Statement under the respective headings noted below is incorporated herein by reference.

Item 10. **Directors and Executive Officers of the Registrant**

The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Positions
Anthony A. Lombardo	57	President, Chief Executive Officer, Director
Dennis J. Curtin.........	57	Senior Vice President - Chief Financial Officer
Joseph J. Palma..........	62	Senior Vice President - Global Sales
Jeffrey S. Peacock.......	47	Senior Vice President - Global Scientific and Technical Operations
Brad S. Schreck..........	47	Senior Vice President - Global Marketing
Peter J. Graham..........	38	Vice President - General Counsel and Secretary
Howard S. Stern (1)......	73	Chairman of the Board, Director
Robert J. Beckman (3)....	56	Director
Michael A. Davis, M.D....	63	Medical Director, Director
Paul S. Echenberg (1)(2).	60	Chairman of the Board of E-Z-EM Canada and AngioDynamics, Director
James L. Katz CPA, JD.... (1)(2)(3)(4)(5)	68	Director
Donald A. Meyer (4)......	70	Director
David P. Meyers (5)......	40	Director
George P. Ward (2)(3)(4).	66	Director

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Nominating and Governance Committee
(4) Member of Compensation Committee
(5) Member of Finance Committee

As part of its periodic review, our Board of Directors has re-organized your company's management team into two groups: Executive Officers and Non-Executive Officers. Accordingly, the table above consists of the members of the Executive Officer group.

Directors are elected for a three-year term and each holds office until his successor is elected and qualified. Officers are elected annually and serve at the pleasure of the Board of Directors.

Mr. Lombardo has served as our President, Chief Executive Officer and a director since 2000. Prior to joining us, he served as President of ALI Imaging Systems, Inc. (radiology information management) from 1998 to 2000. Mr. Lombardo is also a director of PointDx, Inc. and Omnicorder, Inc. We have an investment in PointDx, Inc.

Mr. Curtin has served as our Senior Vice President - Chief Financial Officer since 1999, and as our Vice President - Chief Financial Officer from 1985 to 1999. Mr. Curtin has been an employee of ours since 1983.

Mr. Palma has served as our Senior Vice President - Global Sales since 2002, and as our Senior Vice President - Sales and Marketing from 1999 to 2002, Vice President - Sales and Marketing from 1996 to 1999, and Vice President - Sales from 1995 to 1996. Mr. Palma has been an employee of ours since 1994.

Mr. Peacock has served as our Senior Vice President - Global Scientific and Technical Operations since 2002, and as our Vice President - Scientific and Technical Operations from 2000 until 2002. Mr. Peacock has been an employee of ours since 1986.

Mr. Schreck has served as our Senior Vice President - Global Marketing since 2002. Before joining us, he served as a consultant for Vyteris, Inc. (pharmaceutical/drug delivery) and ACMI, Inc. (urology, gynecology, laproscopy) from 2000 until 2002. From 1999 to 2000, he served as Vice President, Worldwide Marketing of Surgical Dynamics Inc., a wholly owned subsidiary of Tyco Inc. (spine/sports medicine). In 1999, he served as Vice President, Marketing and Sales Services of Implex Inc. (orthopedics). From 1996 to 1999, he served as Vice President, Worldwide Marketing and Product Development for Howmedica, a division of Pfizer (orthopedics).

Mr. Graham has served as our Vice President - General Counsel and Secretary since 2001, and has been an employee of ours since 1997.

Mr. Stern is a co-founder and has served as our Chairman of the Board and a director since our formation in 1962. Mr. Stern also served as our President and Chief Executive Officer from 1997 to 2000. From 1990 to 1994, Mr. Stern served as our Chief Executive Officer, and from our formation until 1990, as our President and Chief Executive Officer. Mr. Stern has served as a director of AngioDynamics since its inception and as Chairman of its board of directors from its inception until February 2004. Mr. Stern is also a director of ITI Medical Technologies, Inc. We have an investment in ITI Medical Technologies, Inc.

Mr. Beckman has been a director since 2002. He is a founder and has been a Managing Partner of The Channel Group, a venture management and corporate advisory business focusing on global life sciences, since 2002. Previously, he founded Intergen Co., a company focused on providing technology and biologicals to the pharmaceutical/biotechnology and clinical diagnostic industries, and served as its Chief Executive Officer from 1987 until 2001.

Dr. Davis has served as our Medical Director since 1994, a director since 1995, and our Technical Director from 1997 to 2000. Dr. Davis was a Visiting Professor of Radiology at Harvard Medical School and Visiting Scientist in Radiology at Massachusetts General Hospital from 2002 until 2003. He also served as Senior Vice President and Chief Medical Officer of MedEView, Inc. (radiology informatics) from 2002 until 2003. He was Professor of Radiology and Nuclear Medicine and Director of the Division of Radiologic Research, University of Massachusetts Medical Center from 1980 until 2002. During 1999, he also served as the President and Chief Executive Officer, and from 1999 until 2003, as a director of Amerimmune Pharmaceuticals, Inc. and its wholly owned subsidiary, Amerimmune, Inc. He is also a director of MacroChem Corp.

Mr. Echenberg has been a director since 1987 and has served as Chairman of the board of directors of E-Z-EM Canada since 1994. He has been a director of AngioDynamics since 1996 and Chairman of its board of directors since February 2004. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc. (investment buy-out advisory services) and a director of Schroders Ventures Ltd. since 1997. He is also a founder and has been a general partner and a director of Eckvest Equity Inc. (personal investment and consulting services) since 1989. He is also a director of Lallemand Inc., Benvest Capital Inc., Colliers MacAuley Nicholl, ITI Medical Technologies, Inc., Flexia Corp., Fib-Pak Industries Inc., Med-Eng Systems Inc., MacroChem Corp., Matra Plast Industries Inc. and A.P. Plasman Corp. We have an investment in ITI Medical Technologies, Inc.

Mr. Katz has been a director since 1983. He is a founder and a director of Lakeshore Medical Fitness, LLC (owns and manages medical fitness facilities), and has served as its Chief Executive Officer since 2000. He is also a founder of Medical Imaging of Northbrook Court, LLC (screening and diagnostic imaging), and has served as an administrative member since 2001. Previously, he had been a founder and managing director from its organization in 1995 until 2000 of Chapman Partners LLC (investment banking). From its acquisition in 1985 until its sale in 1994, he was the co-owner and President of Ever Ready Thermometer Co., Inc. From 1971 until 1980 and from 1983 until 1985, he held various executive positions with Baxter International and subsidiaries of Baxter International, principally that of Chief Financial Officer of Baxter International. He is also a director of Intec, Inc. and Lifestart Wellness Network, LLC, as well as a member of the Board of Advisors of Jerusalem Global and AEG Partners.

Mr. Meyer has been a director since 1968. Since 1995, he has acted as an independent consultant in legal matters to arts and business organizations, specializing in technical assistance. He had been the Executive Director of the Western States Arts Federation, Santa Fe, New Mexico, which provides and develops regional arts programs, from 1990 to 1995. From 1958 through 1990, he was an attorney practicing in New Orleans, Louisiana. He is also a director of Santa Fe Railyard Community Corporation, Santa Fe Stages and Santa Fe Youth Symphony.

Mr. Meyers has been a director of ours and of AngioDynamics since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its President since 2002. Previously, he founded MedTest Express, Inc., an Atlanta, Georgia based provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to 2002.

Mr. Ward has been a director since 2002. Prior to his retirement in 2002, Mr. Ward served as Executive Vice President - Business Development of Health Center Internet Services, Inc. in San Francisco, California from 1997 until 2001. He served as a director and consultant for ALI Technologies, Inc. of Richmond, British Columbia, Canada from 1996 until 2002. After service as a USAF officer, he began his career as a rocket engineer with Thiokol Chemical Corp. in 1962, then joined the General Electric Space Division as a program manager and marketing manager in 1966. After a GE corporate headquarters assignment in 1973, Mr. Ward moved to the GE Medical Business, where he managed the X-ray and other medical imaging businesses. In 1977, he became President, CEO and a director of Systron Donner Corp., Concord, California (then NYSE-listed). In 1982, he became President, CEO and a director of Vitalink Communications Corp., Mountain View, California, and in 1986, he founded MEICOR, Inc., Pleasanton, California, as Chairman, CEO and a director. From 1987 until 1991, he was a Worldwide Business Group Managing Director for Philips Medical, and since 1991, a director/consultant for several high technology companies. He also was a director of Blue Cross of California, Woodland Hills, California from 1986 to 1996.

Audit Committee Financial Expert

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Audit Committee Financial Expert."

Identification of the Audit Committee

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Audit Committee."

Material Changes to Procedure for Shareholder Recommendations of Nominees to the Board of Directors

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Material Changes to Procedure for Shareholder Recommendations of Nominees to the Board of Directors."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of initial ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of copies of such forms received by us, or on written representations from certain reporting persons that no reports were required for such persons, we believe that, during the fiscal year ended May 29, 2004, all of the filing requirements applicable to our executive officers, directors and 10% shareholders were complied with, except as follows:

(1) David P. Meyers filed a Form 4 on July 17, 2003 that was one business day late, reporting the exercise of stock options.

(2) Stuart J. Meyers filed a Form 4 on August 18, 2003 that was one business day late, reporting the sale of stock.

(3) Seth F. Stern filed a Form 4 on September 29, 2003 that was required to be filed on or before June 2, 2003, reporting the sale of stock.

(4) Michael A. Davis filed a Form 4 on November 19, 2003 that was two business days late, reporting the exercise of stock options and the sale of stock.

(5) David P. Meyers filed a Form 4 on December 4, 2003 that was required to be filed on or before November 13, 2003, reporting the sale of stock.

(6) Archie B. Williams filed a Form 4 on February 4, 2004 that was four business days late, reporting the exercise of stock options and the sale of stock.

(7) David P. Meyers filed a Form 4 on April 20, 2004 that was one business day late, reporting the sale of stock.

(8) David P. Meyers filed a Form 4 on April 27, 2004 that was one business day late, reporting the sale of stock.

(9) Stuart J. Meyers filed a Form 5 on March 18, 2004 that was required to be filed on or before July 15, 2003, reporting two stock sale transactions. Mr. Meyers failed to report each of these two sale transactions on Form 4 within two business days of the applicable transaction date, as required by applicable regulations.

(10) Jonas I. Meyers filed a Form 5 on April 6, 2004 that was required to be filed on or before July 15, 2003, reporting several stock sale transactions. Mr. Meyers failed to report each of these sale transactions on Form 4 within two business days of the applicable transaction date, as required by applicable regulations.

Code of Ethics

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Code of Ethics."

Item 11. **Executive Compensation**

Summary Compensation Table

The following table sets forth information concerning the compensation for services, in all capacities for 2004, 2003 and 2002, of (i) those persons who were, during 2004, our Chief Executive Officer ("CEO") (Anthony A. Lombardo), (ii) those persons who were, at the end of 2004, our four most highly compensated executive officers other than the CEO, and (iii) the President and Chief Executive Officer of AngioDynamics, Inc., who was not an executive officer at the end of 2004, but who is included in this table due to the level of his annual compensation for 2004 (collectively, the "Named Executive Officers"):

		Annual Compensation			Long-Term Compensation				
					Awards			Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Restricted Stock Awards ($)	Securities Underlying Options # (2)	Securities Underlying Options # (3)	LTIP Payouts ($)	All Other Compensation (4) ($)
Anthony A. Lombardo,.... President and Chief Executive Officer	2004	$320,000	$132,828	None	None	None	None	None	$10,380
	2003	320,000	46,560	None	None	None	None	None	9,773
	2002	320,000	71,088	None	None	None	None	None	33,402
Dennis J. Curtin,....... Senior Vice President	2004	$188,402	$81,427	None	None	None	None	None	$ 9,872
	2003	188,402	31,541	None	None	None	None	None	10,164
	2002	179,430	44,814	None	None	None	None	None	25,352
Peter J. Graham,........ Vice President	2004	$178,000	$68,619	None	None	None	None	None	$10,361
	2003	167,054	23,037	None	None	None	None	None	9,502
	2002	148,318	26,708	None	None	21,000	None	None	11,219
Jeffrey S. Peacock,..... Senior Vice President	2004	$185,000	$53,754	None	None	None	None	None	$10,063
	2003	183,309	20,098	None	None	None	None	None	10,342
	2002	154,717	27,996	None	None	None	None	None	15,819
Brad S. Schreck,........ Senior Vice President (effective May 2002)	2004	$185,000	$53,754	None	None	None	None	None	$ 9,292
	2003	185,000	20,098	None	None	None	None	None	481
	2002	11,859	8,621	None	None	35,000	None	None	None
Eamonn P. Hobbs,........ President and Chief Executive Officer of AngioDynamics, Inc.	2004	$254,400	$126,882	None	None	None	None	None	$10,572
	2003	240,000	96,600	None	None	None	None	None	8,470
	2002	218,820	114,880	None	None	None	None	None	22,760

---

(1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Executive Officers for 2004, 2003 and 2002 did not exceed the lesser of 10% of such officer's total annual salary and bonus for 2004, 2003 or 2002 or $50,000; such amounts are, therefore, not reflected in the table.

(2) Options are exercisable into our common stock.

(3) Options would be exercisable into the common stock of our subsidiary, AngioDynamics, Inc.

(4) For each of the Named Executive Officers, the amounts reported include amounts we contributed under our Profit-Sharing Plan and, as matching contributions, under the companion 401(k) Plan. For 2004, 2003 and 2002, such amounts contributed were: $9,600, $8,920 and $9,375, respectively, for Mr. Lombardo; $9,284, $9,585 and $8,315, respectively, for Mr. Curtin; $9,831, $9,029 and $7,991, respectively, for Mr. Graham; $9,486, $9,795 and $7,855, respectively, for Mr. Peacock; $8,715, $0 and $0, respectively, for Mr. Schreck; and $9,764, $7,787 and $9,115, respectively, for Mr. Hobbs.

For each of the Named Executive Officers, the amounts reported include term life insurance premiums we paid. For 2004, 2003 and 2002, such amounts paid were: $780, $853 and $673, respectively, for Mr. Lombardo; $588, $579 and $409, respectively, for Mr. Curtin; $530, $473 and $328, respectively, for Mr. Graham; $577, $547 and $348, respectively, for Mr. Peacock; $577, $481 and $0, respectively, for Mr. Schreck; and $808, $683 and $395, respectively, for Mr. Hobbs.

For each of the Named Executive Officers, the amounts reported include premiums we paid under split dollar life insurance arrangements ("arrangements"). For 2004 and 2003, we paid no amounts under any split dollar life insurance arrangement. For 2002, such amounts paid were: $23,354 for Mr. Lombardo; $16,628 for Mr. Curtin; $2,900 for Mr. Graham; $7,616 for Mr. Peacock; $0 for Mr. Schreck; and $13,250 for Mr. Hobbs. In July 2003, such arrangements were modified. Under the amended terms of the arrangements, title and ownership of the policies were transferred to us and we will continue to pay all insurance premiums. Upon the death of any Named Executive Officer, such officer's beneficiaries will be entitled to a death benefit, the amount of which was determined as of July 2003. We will be entitled to the remaining life insurance proceeds. We will also be entitled at all times to the cash surrender value of the life insurance policies.

Option/SAR Grants Table

We did not grant any stock options or stock appreciation rights to any of our Named Executive Officers during 2004.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

The following table sets forth certain information concerning all exercises of stock options during 2004 by our Named Executive Officers and the fiscal year-end value of unexercised stock options on an aggregated basis:

			Number of Securities Underlying Unexercised Options at May 29, 2004 (#)	Value of Unexercised In-the-Money Options at May 29, 2004 ($) (1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable (2)	Exercisable/ Unexercisable (2)
Anthony A. Lombardo...	25,000	$206,490	275,000/ None	$2,805,000/ None
Dennis J. Curtin......	12,628	$161,382	22,928/ 31,364	$338,095/ $208,636
Peter J. Graham......	None	None	14,500/ 10,500	$197,200/ $144,900
Jeffrey S. Peacock....	1,066	$11,459	10,609/ None	$90,888/ None
Brad S. Schreck.......	8,750	$88,375	8,750/ 17,500	$84,000/ $168,000
Eamonn P. Hobbs.......	32,639	$410,425	None/ 418,182	None/ $2,781,818

(1) Options are "in-the-money" if on May 29, 2004, the market price of the common stock exceeded the exercise price of such options. At May 29, 2004, the closing price of our common stock was $18.70 and the fair market value of AngioDynamics stock was $11.00 per share. The value of such options is calculated by determining the difference between the aggregate market price of the stock covered by the options on May 29, 2004 and the aggregate exercise price of such options.

(2) Options are exercisable into our common stock, except for currently unexercisable options held by Mr. Curtin for 31,364 shares of AngioDynamics common stock and currently unexercisable options held by Mr. Hobbs for 418,182 shares of AngioDynamics common stock.

Long-Term Incentive Plan Awards Table and Defined Benefit or Actuarial Plan Table

We maintain no long-term incentive plans or defined benefit or actuarial plans.

Compensation of Directors

Directors who are not our employees are entitled to the following compensation: a monthly retainer of $2,000; a fee of $1,750 for each board meeting attended in person; a fee of $500 for each telephonic board meeting in which they participate; an annual grant of 1,000 shares of our common stock; and an annual grant of an option to purchase 4,000 shares of our common stock, which vest ⅓ per year over three years from date of grant. Directors who serve on committees of the board and who are not our employees are entitled to a fee of $1,000 for each committee meeting attended in person and a fee of $500 for each telephonic committee meeting in which they participate, except that the committee chairmen are entitled to a fee of $1,500 for each committee meeting attended in person and $750 for each telephonic committee meeting in which they participate. The Chairman of the Board is entitled to twice the above-referenced fees. In addition, directors who attend board meetings of AngioDynamics and who are not directors of AngioDynamics are entitled to our meeting fee of $1,750 for each board meeting attended. Directors who are our employees do not receive any compensation for their services as directors.

Upon joining our board, new directors receive options for 24,000 shares of our common stock, which vest ⅓ per year over three years from date of grant. However, no options pursuant to this policy will be granted to new directors until after the completion of the distribution of our entire equity interest in AngioDynamics to our shareholders.

Paul S. Echenberg and David P. Meyers also receive the following board compensation from AngioDynamics for serving on its board of directors: a monthly retainer of $1,000; a fee of $1,000 for each board meeting attended in person; $250 for each telephonic meeting of the board in which they participate; and an annual grant of an option to purchase 6,000 shares of AngioDynamics common stock for each year of service on the board.

See Item 13. "Certain Relationships and Related Transactions" for a description of the consulting agreements between us and Howard S. Stern, the Chairman of our board, Michael A. Davis, a director, and Donald A. Meyer, a director. This information is incorporated by reference into this Item 11.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Effective June 1, 2004, we amended our employment contract, entered into in 2000, with Anthony A. Lombardo in his capacity as President and Chief Executive Officer. This amended employment contract provides for annual base salary at $340,000. The contract is cancelable at any time by either Mr. Lombardo or us, but provides for severance pay of two years base salary in the event of termination by us without cause, as defined in the contract. Unless cancelled earlier, the amended contract will terminate on May 31, 2007.

The information required by this caption for termination of employment and change in control arrangements is incorporated herein by reference to our Proxy Statement under the heading "Severance Arrangements."

Report on Repricing of Options/SARs

In 2004, we did not adjust or amend the exercise price of any stock options or SARs previously awarded to any of the Named Executive Officers.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The following directors serve on our Compensation Committee: James L. Katz, Donald A. Meyer and George P. Ward. None of these persons was an officer or employee of ours or any of our subsidiaries during 2004, nor was formerly an officer or employee of ours or any of our subsidiaries. None of these directors had any relationship requiring disclosure by us under Item 404 of Regulation S-K. Nevertheless, we have disclosed our consulting agreements with Mr. Meyer under Item 13 of this report.

Compensation and Stock Option Committee Report on Executive Compensation

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Compensation and Stock Option Committee Report on Executive Compensation."

Common Stock Performance Graph

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Common Stock Performance Graph."

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The following table sets forth information, as of August 4, 2004, as to the beneficial ownership of our common stock, by (i) each person known by us to own beneficially more than 5% of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, and (iv) all our directors and executive officers as a group:

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
Howard S. Stern,................... Chairman of the Board, Director 23 Willets Road Old Westbury, NY 11568	2,040,099 (2)	19.0
David P. Meyers,................... Director 813 Springdale Road Atlanta, GA 30306	689,167 (3)	6.4
Stuart J. Meyers,.................. 1841 Vermack Court Dunwoody, GA 30338	691,973 (4)	6.4
Jonas I. Meyers,................... 904 Oakland Avenue Ann Arbor, MI 48104	598,319 (5)	5.6
Ira Albert,........................ 1304 SW 160th Avenue, Suite 209 Ft. Lauderdale, FL 33326	800,042 (6)	7.5
Wellington Management Company,..... 75 State Street Boston, MA 02109	707,402 (7)	6.6
Peter J. Graham,................... Vice President	437,677	4.1
Anthony A. Lombardo,............... President, Chief Executive Officer, Director	275,000	2.5
Paul S. Echenberg,................. Chairman of the Board of E-Z-EM Canada and AngioDynamics, Director	83,305	*

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
Donald A. Meyer, ... Director	62,206	*
James L. Katz, ... Director	33,092	*
Dennis J. Curtin, ... Senior Vice President	24,326	*
Michael A. Davis, M.D., ... Medical Director, Director	12,786	*
Jeffrey S. Peacock, ... Senior Vice President	10,609	*
Brad S. Schreck, ... Senior Vice President	8,750	*
Robert J. Beckman, ... Director	3,500	*
George P. Ward, ... Director	3,000	*
Eamonn P. Hobbs, ... President, Chief Executive Officer, Director of AngioDynamics	10,059	*
All directors and executive officers as a group (21 persons)..	3,683,517 (2)(3)	33.0

* Does not exceed 1%.

(1) Includes shares of our common stock issuable upon exercise of options currently exercisable or exercisable within 60 days from August 4, 2004 as follows: Howard S. Stern (4,000), David P. Meyers (2,000), Peter J. Graham (14,500), Anthony A. Lombardo (275,000), Paul S. Echenberg (41,966), Donald A. Meyer (19,793), James L. Katz (19,018), Dennis J. Curtin (10,928), Michael A. Davis, M.D. (8,091), Jeffrey S. Peacock (10,609), Brad S. Schreck (8,750), Robert J. Beckman (1,000), George P. Ward (1,000) and all directors and executive officers as a group (416,655).

(2) Excludes 304,431 shares owned by Mr. Stern's son and an aggregate of 437,677 shares owned or issuable under currently exercisable options held by Mr. Stern's daughter, her husband, Peter J. Graham, and their minor children, as to which shares Mr. Stern disclaims beneficial ownership. The information relating to Mr. Stern's share ownership and that of the persons named in this footnote was obtained from a Schedule 13D dated September 26, 2003, filed jointly by Mr. Stern, Seth F. Stern and Rachel Stern Graham, a Form 4 filed by Mr. Stern on July 16, 2004, a Form 4 filed by Seth Stern on May 14, 2004 and a Form 4 filed by Peter Graham on May 19, 2004.

(3) Excludes (i) 121,849 shares held by David P. Meyers' wife, (ii) 25,773.6 shares held by a trust established for the benefit of his children, and (iii) 52,134 shares in which Mr. Meyers has a remainder interest and his

mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Mr. Meyers' share ownership was obtained from a Schedule 13D dated February 23, 2004, filed jointly by Mr. Meyers and others and a Form 4 filed by Mr. Meyers on August 9, 2004.

(4) Excludes (i) 119,940 shares held by Stuart J. Meyers' wife, (ii) 290,002 shares held by a trust established for the benefit of his children, and (iii) 49,632 shares in which Mr. Meyers has a remainder interest and his mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Mr. Meyers' share ownership was obtained from a Schedule 13D described in footnote (3), above.

(5) Excludes 49,632 shares in which Jonas I. Meyers has a remainder interest and his mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Mr. Meyers' share ownership was obtained from a Schedule 13D described in footnote (3), above.

(6) Mr. Albert's share ownership was obtained from a Schedule 13D dated July 18, 2003.

(7) Wellington Management Company's share information was obtained from a Schedule 13G dated February 13, 2004. Of the shares beneficially owned by Wellington Management, 523,602 shares are owned of record by Vanguard Specialized Funds - Vanguard HealthCare Fund, or Vanguard, as reflected in a Schedule 13G dated February 5, 2004 filed by Vanguard and the Schedule 13G filed by Wellington Management.

Equity Compensation Plan Information

The following table sets forth information, as of May 29, 2004, with respect to compensation plans under which our equity securities are authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	593,399	$7.31	757,840 (1)
Equity compensation plans not approved by security holders	None	None	None
Total	593,399	$7.31	757,840

(1) Consists of 652,428 shares reserved for issuance under our 1983 Stock Option Plan and our 1984 Directors and Consultants Stock Option Plan and 105,412 shares reserved for issuance under our 1985 Employee Stock Purchase Plan.

Item 13. **Certain Relationships and Related Transactions**

A facility of our wholly owned subsidiary located in Tokyo, Japan is owned by Tohru Nagami, the subsidiary's President, and his mother. Aggregate rentals were $28,000 during 2004. The lease was terminated in May 2004.

We have split dollar life insurance arrangements ("arrangements") with Howard S. Stern (including his spouse), the Chairman of the Board, and Betty K. Meyers, which were entered into on May 27, 1998 and May 25, 1998, respectively. Betty K. Meyers is a shareholder of our company and the widow of Phillip H. Meyers, a co-founder of our company. She is the mother of David P. Meyers, a director and principal shareholder of our company, and Stuart J. Meyers and Jonas I. Meyers, each of whom is a principal shareholder of our company. The Betty Meyers policy is owned by the Betty Meyers Life Insurance Trust, the beneficiaries of which include David P. Meyers. Annually, through fiscal 2002, we paid approximately $100,000 toward the cost of each life insurance policy. Because of the uncertainty of the treatment of split dollar life insurance policies under The Sarbanes-Oxley Act of 2002, for fiscal years 2003 and 2004, we did not make any payments toward the cost of such policies. Through August 2000, payments made by us were subject to repayment with interest payable to us annually by the insureds. In August 2000, the arrangements were modified to conform to our other split dollar life insurance arrangements, making subsequent payments non-interest bearing. In May 2002, we forgave any unpaid interest.

As a result of our not advancing the cost of the policies, Mr. Stern personally paid the premiums on his policy during fiscal years 2003 and 2004. The Betty Meyers Life Insurance Trust did not make similar premium payments and, as a result, the insurance company charged the amount of the premium against the cash surrender value of the Meyers' policy. The aggregate amount of premiums paid by us for each policy is $500,000, the proceeds of which, under collateral assignment agreements, will be first used to repay all payments made by us for that policy. Additionally, beneficiaries of each policy may not borrow against the amount paid by us. As a result of the insurance company charging the Meyers' policy for the amount of the unpaid premiums, the cash surrender value of the Meyers' policy was reduced to $487,000. Both Howard Stern (including his spouse) and Betty Meyers have agreed to repay us for any shortfall between the cash surrender value of his or her policy and the aggregate amount of premiums paid by us. At May 29, 2004, the cash surrender value of such policies aggregated $1,331,000 and the aggregate amount of advances made by us totaled $1,000,000.

We have engaged Michael A. Davis, M.D., a director, for consulting services in his capacity as our Medical Director. Fees for such services were approximately $217,000 during 2004.

We and AngioDynamics have each entered into an agreement, effective as of January 1, 2004, with Donald A. Meyer, a director of ours and a former director of AngioDynamics, under which Mr. Meyer agreed to serve as the trustee of AngioDynamics' and our 401(k) plans and to provide AngioDynamics and us with such other services as we may reasonably request from time-to-time. Each agreement is for a term of 36 months unless terminated earlier pursuant to its terms. Mr. Meyer will receive 36 equal monthly payments of $3,500 and reimbursement for reasonable business expenses incurred in providing services under each agreement. In 2004, fees for such services, together with fees paid to Mr. Meyer under expired consulting agreements, totaled approximately $50,000.

Effective January 1, 2002, we entered into an agreement with Howard S. Stern, the Chairman of our board, pursuant to which Mr. Stern agreed to provide us with certain services until December 31, 2004. We agreed to include Mr. Stern in our slate of directors for the 2002 annual meeting and to appoint Mr. Stern as Chairman of the Board for a one-year term beginning at the annual meeting. So long as Mr. Stern remains Chairman of the Board, he is entitled to receive twice the regular fees and other compensation (including cash, stock and options) paid to directors for service on the board. Under the terms of the agreement, Mr. Stern is also entitled to receive 36 equal monthly payments of $20,833.34, as well as certain bonus opportunities. Mr. Stern also receives other benefits and perquisites and, so long as he remains Chairman, an annual sum of up to $80,000 for reimbursement of reasonable business expenses. Prior to AngioDynamics' initial public offering, AngioDynamics reimbursed E-Z-EM for 35% of Mr. Stern's compensation and expenses paid under the agreement. Under AngioDynamics' master separation and distribution agreement with E-Z-EM, AngioDynamics has assumed 35% of E-Z-EM's payment obligations to Mr. Stern under the agreement, which total $7,300 in fees and $2,300 for expenses on a monthly basis.

Item 14. **Principal Accountant Fees and Services**

The information required by this caption is incorporated herein by reference to the company's Proxy Statement under the headings "Principal Accountant Fees and Services" and "Audit Committee Pre-Approval Policies and Procedures."

Part IV

Item 15. **Exhibits, Financial Statement Schedules and Reports on Form 8-K**

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) 3. **Exhibits**

3(i)	Restated Certificate of Incorporation of the Registrant, as amended	(a)
3(ii)	Bylaws of the Registrant, as amended	(b)
10.1	1983 Stock Option Plan of the Registrant, as amended through October 19, 1999	(c)
10.2	1984 Directors and Consultants Stock Option Plan of the Registrant, as amended through October 12, 1995	(d)
10.3	Employee Stock Purchase Plan of the Registrant, as amended through September 30, 2002	(e)
10.4	Employment Agreement dated April 3, 2000 between E-Z-EM, Inc. and Anthony A. Lombardo	(f)
10.5	Income Deferral Program	(g)

Page

(a) 3. **Exhibits (continued)**

		Page
10.6	Agreement dated January 1, 2002 between E-Z-EM, Inc. and Howard S. Stern	(h)
10.7	Amendment dated August 24, 2004 to Employment Agreement dated April 3, 2000 between E-Z-EM, Inc. and Anthony A. Lombardo	106
21	Subsidiaries of the Registrant	109
23	Consent of Independent Registered Public Accounting Firm	110
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Anthony A. Lombardo)	111
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dennis J. Curtin)	112
32.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Anthony A. Lombardo)	113
32.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dennis J. Curtin)	114

(a) Incorporated by reference to Exhibit 3(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1997, filed under Commission File No. 1-11479, and to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on October 22, 2002.

(b) Incorporated by reference to Exhibit 3(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 28, 1994, filed under Commission File No. 0-13003.

(c) Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2000.

(d) Incorporated by reference to Exhibit 10(b) to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 2, 1995, filed under Commission File No. 0-13003.

(e) Incorporated by reference to Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2002.

(f) Incorporated by reference to Exhibit 10(e) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 3, 2000.

(g) Incorporated by reference to Exhibit 10(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 29, 1993, filed under Commission File No. 0-13003.

(h) Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 1, 2002.

(b) 1. **Reports on Form 8-K**

The following reports on Form 8-K were filed during the quarter ended May 29, 2004:

On March 10, 2004, we filed a Current Report on Form 8-K reporting information under "Item 5. Other Events" announcing that our wholly owned subsidiary, AngioDynamics, Inc., filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common stock.

On April 7, 2004, we filed a Current Report on Form 8-K reporting information under "Item 7. Financial Statements, Pro Forma Financial Information and Exhibits" and "Item 12. Results of Operations and Financial Condition" announcing our results of operations for the quarter and nine months ended February 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

E-Z-EM, Inc.
(Registrant)

Date August 27, 2004

/s/ Howard S. Stern
Howard S. Stern, Chairman of the Board, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date August 27, 2004

/s/ Howard S. Stern
Howard S. Stern, Chairman of the Board, Director

Date August 27, 2004

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President, Chief Executive Officer, Director

Date August 27, 2004

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice President - Chief Financial Officer (Principal Financial and Chief Accounting Officer)

Date August 27, 2004

/s/ Robert J. Beckman
Robert J. Beckman, Director

Date August 27, 2004

/s/ Michael A. Davis
Michael A. Davis, Director

Date August 27, 2004

/s/ Paul S. Echenberg
Paul S. Echenberg, Director

Date August 27, 2004 | /s/ James L. Katz
James L. Katz, Director

Date August 27, 2004 | /s/ Donald A. Meyer
Donald A. Meyer, Director

Date August 27, 2004 | /s/ David P. Meyers
David P. Meyers, Director

Date August 27, 2004 | /s/ George P. Ward
George P. Ward, Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
E-Z-EM, Inc.

We have audited the accompanying consolidated balance sheets of E-Z-EM, Inc. and Subsidiaries as of May 29, 2004 and May 31, 2003, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the fifty-two weeks ended May 29, 2004, May 31, 2003 and June 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Z-EM, Inc. and Subsidiaries as of May 29, 2004 and May 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the fifty-two weeks ended May 29, 2004, May 31, 2003 and June 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the financial statement schedule listed in the Index at Item 15(a)(2). In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/ GRANT THORNTON LLP

Melville, New York
July 27, 2004, except for Note O,
as to which the date is August 17, 2004

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	May 29, 2004	May 31, 2003
CURRENT ASSETS		
Cash and cash equivalents	$ 14,080	$ 9,459
Restricted cash	102	798
Debt and equity securities, at fair value	12,867	8,506
Accounts receivable, principally trade, net of allowance for doubtful accounts of $1,140 in 2004 and $1,026 in 2003	24,531	23,393
Inventories	27,445	28,467
Stock subscription receivable	19,949	
Other current assets	7,146	4,703
Total current assets	106,120	75,326
PROPERTY, PLANT AND EQUIPMENT - AT COST, less accumulated depreciation and amortization	22,758	23,457
INTANGIBLE ASSETS, less accumulated amortization of $1,178 in 2004 and $923 in 2003	1,097	1,302
DEBT AND EQUITY SECURITIES, at fair value	3,107	2,171
INVESTMENTS AT COST	1,300	1,200
OTHER ASSETS	8,154	7,168
	$142,536	$110,624

The accompanying notes are an integral part of these statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	May 29, 2004	May 31, 2003
CURRENT LIABILITIES		
Notes payable	$ 440	$ 597
Current maturities of long-term debt	305	302
Accounts payable	6,557	6,494
Accrued liabilities	9,901	7,724
Accrued income taxes	281	86
Total current liabilities	17,484	15,203
LONG-TERM DEBT, less current maturities	3,278	3,470
OTHER NONCURRENT LIABILITIES	3,488	3,349
MINORITY INTEREST	6,511	
Total liabilities	30,761	22,022
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.10 per share - authorized, 1,000,000 shares; issued, none		
Common stock, par value $.10 per share - authorized, 16,000,000 shares; issued and outstanding 10,698,216 shares in 2004 and 10,101,374 shares in 2003 (excluding 83,062 and 36,834 shares held in treasury in 2004 and 2003, respectively)	1,070	1,010
Additional paid-in capital	38,445	21,598
Retained earnings	70,638	66,464
Accumulated other comprehensive income (loss)	1,622	(470)
Total stockholders' equity	111,775	88,602
	$142,536	$110,624

The accompanying notes are an integral part of these statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Fifty-two weeks ended		
	May 29, 2004	May 31, 2003	June 1, 2002
Net sales	$148,771	$133,158	$122,133
Cost of goods sold	82,913	75,362	70,848
Gross profit	65,858	57,796	51,285
Operating expenses			
Selling and administrative	48,847	47,075	41,766
Plant closing and operational restructuring costs	1,771		
Asset impairment and facility closing costs		116	1,393
Research and development	8,019	6,776	6,220
Total operating expenses	58,637	53,967	49,379
Operating profit	7,221	3,829	1,906
Other income (expense)			
Interest income	208	246	378
Interest expense	(478)	(436)	(273)
Other, net	2,972	599	420
Earnings before income taxes and minority interest	9,923	4,238	2,431
Income tax provision	3,182	1,497	1,846
Earnings before minority interest	6,741	2,741	585
Minority interest	15		
NET EARNINGS	$ 6,726	$ 2,741	$ 585
Earnings per common share			
Basic	$ .65	$ .27	$ .06
Diluted	$ .63	$ .26	$ .06

The accompanying notes are an integral part of these statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Fifty-two weeks ended May 29, 2004, May 31, 2003 and June 1, 2002
(in thousands, except share data)

	Class A and Class B common stock		Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Compre-hensive income
	Shares	Amount	Shares	Amount					
Balance at June 2, 2001	9,854,822	$985	-	-	$20,066	$63,138	$(3,185)	$ 81,004	
Exercise of stock options	170,183	17			842			859	
Income tax benefits on stock options exercised					272			272	
Compensation related to stock option plans					178			178	
Issuance of stock	7,237	1			51			52	
Purchase of treasury stock	(46,537)	(5)			(347)			(352)	
Net earnings						585		585	$ 585
Unrealized holding gain on debt and equity securities							620	620	620
Foreign currency translation adjustments							304	304	304
Comprehensive income									$1,509
Balance at June 1, 2002	9,985,705	998	-	-	21,062	63,723	(2,261)	83,522	
Exercise of stock options	22,962	2	136,042	$14	738			754	
Income tax benefits on stock options exercised					150			150	
Compensation related to stock option plans					5			5	
Issuance of stock			9,851	1	76			77	
Purchase of treasury stock	(16,352)	(1)	(36,834)	(4)	(433)			(438)	
Common stock recapitalization	(9,992,315)	(999)	9,992,315	999					
Net earnings						2,741		2,741	$2,741
Unrealized holding loss on debt and equity securities							(63)	(63)	(63)
Decrease in fair market value on interest rate swap							(300)	(300)	(300)
Foreign currency translation adjustments							2,154	2,154	2,154
Comprehensive income									$4,532
Balance at May 31, 2003	-	-	10,101,374	1,010	21,598	66,464	(470)	88,602	
Exercise of stock options, net of 8,828 shares tendered for exercise and withholding taxes			624,146	63	3,046			3,109	
Income tax benefits on stock options exercised					1,912			1,912	
Compensation related to stock option plans					5			5	
Issuance of stock			10,096	1	123			124	
Purchase of treasury stock			(37,400)	(4)	(413)			(417)	
Common stock subscription on effective date of subsidiary's initial public offering, net of financing costs and minority interest					12,174			12,174	
Net earnings						6,726		6,726	$6,726
Cash dividend ($.25 per common share)						(2,552)		(2,552)	
Unrealized holding gain on debt and equity securities									
Arising during the period							3,543	3,543	3,543
Reclassification adjustment for gains included in net earnings							(1,868)	(1,868)	(1,868)
Increase in fair market value on interest rate swap							182	182	182
Foreign currency translation adjustments							235	235	235
Comprehensive income									$8,818
Balance at May 29, 2004	-	$ -	10,698,216	$1,070	$38,445	$70,638	$1,622	$111,775	

The accompanying notes are an integral part of this statement.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fifty-two weeks ended		
	May 29, 2004	May 31, 2003	June 1, 2002
Cash flows from operating activities:			
Net earnings	$ 6,726	$ 2,741	$ 585
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities			
Depreciation and amortization	3,667	3,395	2,788
Impairment of long-lived assets		116	1,312
Gain on sale of investments	(2,622)		
Provision for doubtful accounts	170	287	221
(Gain) loss on sale of assets	(12)	14	(12)
Minority interest	15		
Deferred income tax provision (benefit)	(527)	113	(58)
Stock option compensation cost	5	5	178
Other non-cash items	116	71	46
Changes in operating assets and liabilities			
Accounts receivable	(1,308)	(5,959)	5,429
Inventories	1,022	(2,216)	(4,230)
Other current assets	(2,298)	(249)	1,829
Other assets	(681)	(737)	(666)
Accounts payable	63	(347)	2,043
Accrued liabilities	1,742	(44)	(37)
Accrued income taxes	2,164	(262)	662
Other noncurrent liabilities	250	263	100
Net cash provided by (used in) operating activities	8,492	(2,809)	10,190
Cash flows from investing activities:			
Additions to property, plant and equipment	(3,987)	(6,725)	(3,393)
Restricted cash used in investing activities	696	(798)	
Proceeds from sale of assets	1,392	3	65
Purchase of intangible assets	(50)		(400)
Investments at cost	(100)	(600)	(600)
Available-for-sale securities			
Purchases	(24,379)	(112,061)	(85,660)
Proceeds from sale	23,164	119,600	82,863
Net cash used in investing activities	(3,264)	(581)	(7,125)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Fifty-two weeks ended		
	May 29, 2004	May 31, 2003	June 1, 2002
Cash flows from financing activities:			
Proceeds from issuance of debt	$ 151	$ 3,531	$ 8,111
Repayments of debt	(565)	(409)	(8,264)
Payments of costs relating to initial public offering of subsidiary	(556)		
Dividends paid	(2,552)		
Proceeds from exercise of stock options	3,109	754	859
Purchase of treasury stock	(417)	(438)	(352)
Proceeds from issuance of stock in connection with the stock purchase plan	8	6	6
Net cash provided by (used in) financing activities	(822)	3,444	360
Effect of exchange rate changes on cash and cash equivalents	215	1,386	203
INCREASE IN CASH AND CASH EQUIVALENTS	4,621	1,440	3,628
Cash and cash equivalents			
Beginning of year	9,459	8,019	4,391
End of year	$14,080	$9,459	$8,019
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 236	$ 198	$ 74
Income taxes (net of $269, $3 and $950 in refunds in 2004, 2003 and 2002, respectively)	$ 1,311	$1,880	$ 166
Supplemental disclosure of non-cash financing activity:			
Common stock subscription on effective date of subsidiary's initial public offering, net of financing costs, excluding minority interest adjustment of $6,496	$18,670		

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America, and have been applied consistently in all material respects.

Nature of Business

The Company is primarily engaged in developing, manufacturing and marketing medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the GI tract. The Company also designs, develops, manufactures and markets, through its subsidiary, AngioDynamics, Inc. ("AngioDynamics"), innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease and other non-coronary diseases (see Note R).

Basis of Consolidation and Recent Events

The consolidated financial statements include the accounts of E-Z-EM, Inc. ("E-Z-EM") and all wholly owned subsidiaries, as well as the accounts of AngioDynamics, Inc. ("AngioDynamics") (collectively, the "Company"). Through May 26, 2004, AngioDynamics was a wholly owned subsidiary of E-Z-EM. On May 27, 2004, AngioDynamics sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds from the IPO, net of certain financing costs, totaling $19,949,000 were received by AngioDynamics on June 2, 2004. At May 29, 2004, E-Z-EM owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, and on June 18, 2004, AngioDynamics received proceeds of $2,992,000, net of financing costs. At June 15, 2004, E-Z-EM's ownership interest in AngioDynamics decreased to 80.4% (see Note O). All significant intercompany balances and transactions have been eliminated.

Operations outside the U.S. are included in the consolidated financial statements and consist of: a subsidiary operating a mining and chemical processing operation in Nova Scotia, Canada and a manufacturing and marketing facility in Montreal, Canada; a subsidiary manufacturing and marketing products located in Japan; a subsidiary promoting and distributing products located in the United Kingdom; and a subsidiary promoting and distributing products located in Holland.

Fiscal Year

The Company reports on a fiscal year that concludes on the Saturday nearest to May 31. Fiscal years 2004, 2003 and 2002 ended on May 29, 2004, May 31, 2003 and June 1, 2002, respectively, for reporting periods of fifty-two weeks.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments purchased with a maturity of less than three months to be cash equivalents. Included in cash equivalents are Eurodollar investments and certificates of deposit of $2,000,000 and $2,300,000 at May 29, 2004 and May 31, 2003, respectively. The carrying amount of these financial instruments reasonably approximates fair value because of their short maturity. Foreign-denominated cash and cash equivalents aggregated $7,897,000 and $5,264,000 at May 29, 2004 and May 31, 2003, respectively.

As of May 29, 2004 and May 31, 2003, approximately $13,330,000 and $9,539,000, respectively, of cash held by financial institutions in the U.S. and other countries exceeded Federal Deposit Insurance Corporation and other government agencies insured amounts.

Debt and Equity Securities

Debt and equity securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from operations and reported as a component of accumulated other comprehensive income (loss), net of the related tax effects, in stockholders' equity. Cost is determined using the specific identification method.

Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors aging reports, collections and payments from customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee the same credit loss rates will be experienced in the future. The Company writes off accounts receivable when they become uncollectible.

Changes in the Company's allowance for doubtful accounts are as follows:

	May 29, 2004	May 31, 2003
	(in thousands)	
Beginning balance	$1,026	$ 848
Provision for doubtful accounts	170	287
Write-offs	(56)	(109)
Ending balance	$1,140	$1,026

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost (on the first-in, first-out method) or market. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the related leases or the useful life of the improvements, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. Depreciation expense was $3,412,000, $3,140,000 and $2,666,000 in 2004, 2003 and 2002, respectively.

Accounting for Business Combinations, Goodwill and Intangible Assets

As of June 3, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". These standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test. The Company has performed a transitional fair value based impairment test on its goodwill and determined that no impairment existed as of June 3, 2001. Goodwill is tested for impairment periodically in accordance with SFAS No. 142.

Intangible assets, which consist primarily of technology, trademarks, licenses and know-how, are being amortized on a straight-line basis over the estimated useful lives of the respective assets of approximately fifteen years. Amortization of intangible assets was $255,000, $255,000 and $122,000 in 2004, 2003 and 2002, respectively. Estimated amortization expense related to these intangibles for the succeeding five years is as follows:

	(in thousands)
2005	$258
2006	$125
2007	$125
2008	$125
2009	$125

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On an ongoing basis, management reviews the valuation and amortization of intangible assets to determine possible impairment by considering current operating results and comparing the carrying values to the anticipated undiscounted future cash flows of the related assets (see Note E).

Revenue Recognition

The Company recognizes revenue on the date the product is shipped, which is when title passes to the customer. Shipping and credit terms are negotiated on a customer-by-customer basis. E-Z-EM products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and, depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for rebates based on historical information for all rebates that have not yet been submitted to the Company by the distributors. All product returns must be pre-approved by the Company and, if approved, customers are subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and must have at least 12 months remaining prior to its expiration date. Within the E-Z-EM segment, the Company records revenue on warranties and extended warranties on a straight-line basis over the term of the related warranty contracts, which generally cover one year. Deferred revenues related to warranties and extended warranties are $356,000 and $223,000 at May 29, 2004 and May 31, 2003, respectively. Service costs are expensed as incurred.

Research and Development

The Company charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense.

Shipping and Handling Costs

Shipping and handling costs, associated with the distribution of finished product to customers, are recorded in costs of goods sold and are recognized when the related finished product is shipped to the customer.

Advertising

All costs associated with advertising are expensed when incurred. Advertising expense, included in selling and administrative expenses, was $612,000, $1,738,000 and $1,505,000 in 2004, 2003 and 2002, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," the Company has determined that the functional currency for its foreign subsidiaries is the local currency. This assessment considers that the day-to-day operations are not dependent upon the economic environment of the parent's functional currency, financing is effected through their own operations, and the foreign operations primarily generate and expend foreign currency. Foreign currency translation adjustments are accumulated as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivatives and Hedging Activities", as amended, the Company recognized its interest rate swap agreement in the consolidated financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in stockholders' equity as a component of accumulated other comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value or cash flow hedge. Generally, the changes in the fair value of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of hedged items that relate to the hedged risks. Changes in the fair value of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net earnings and earnings per share in annual and interim financial statements. The adoption of SFAS No. 148 disclosure requirements, effective March 2, 2003, did not have an effect on the Company's consolidated financial statements. At May 29, 2004, the Company has four stock-based compensation plans, as well as two AngioDynamics option plans intended to substantially "mirror" the provisions of E-Z-EM's option plans, which are described more fully in Note P. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized under these plans concerning options granted to key employees and to members of the Board of Directors, as all such options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Compensation expense of $5,000, $5,000 and $178,000 in 2004, 2003 and 2002, respectively, was recognized under these plans for options granted to consultants.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under these plans to key employees and to members of the Board of Directors:

	2004	2003	2002
	(in thousands, except per share data)		
Net earnings, as reported	$6,726	$2,741	$ 585
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of income tax effects	(563)	(596)	(646)
Pro forma net earnings (loss)	$6,163	$2,145	$ (61)
Earnings (loss) per common share			
Basic - as reported	$ .65	$ .27	$ .06
Basic - pro forma	.60	.21	(.01)
Diluted - as reported	$ .63	$ .26	$ .06
Diluted - pro forma	.58	.21	(.01)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Common Share

Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share are based on the weighted average number of common and potential dilutive common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the period.

The following table sets forth the reconciliation of the weighted average number of common shares:

	2004	2003	2002
		(in thousands)	
Basic	10,344	10,048	9,848
Effect of dilutive securities (stock options)	281	371	312
Diluted	10,625	10,419	10,160

Excluded from the calculation of earnings per common share, are options to purchase 0, 461,155 and 70,583 shares of common stock at May 29, 2004, May 31, 2003 and June 1, 2002, respectively, as their inclusion would be anti-dilutive. The ranges of exercise prices on the excluded options were $8.40 to $12.49 per share at May 31, 2003 and $9.00 to $12.49 per share at June 1, 2002.

Use of Estimates and Fair Value of Financial Instruments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash and cash equivalents, accounts receivable and accounts payable, and the interest rates associated with its notes payable and debt. The Company's interest rate swap has been recorded at its fair value. Debt and equity securities are reported at their fair values.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effects of Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in activities on behalf of another company. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46 (Revised Interpretations) resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entity. The Company does not have any variable interest entities that would require consolidation under FIN No. 46. Accordingly, the adoption of these pronouncements has had no current effect on the Company's consolidated financial condition or results of operations.

As of July 1, 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this statement has had no current effect on the Company's financial position or results of operations.

As of August 31, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. The adoption of SFAS No. 150 has had no current effect on the Company's financial position or results of operations.

As of August 31, 2003, the Company adopted Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration of the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. The adoption of EITF 00-21 has had no current effect on the Company's financial position or results of operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), which codifies, revises and rescinds sections of SAB No. 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's financial position or results of operations.

NOTE B - COMPREHENSIVE INCOME

The components of comprehensive income, net of related tax, are as follows:

	2004	2003	2002
		(in thousands)	
Net earnings	$6,726	$2,741	$ 585
Unrealized holding gain (loss) on debt and equity securities:			
Arising during the year, net of income tax provision of $539, $213 and $16 in 2004, 2003 and 2002, respectively	3,543	(63)	620
Reclassification adjustment for gains included in net earnings, net of income tax provision of $754 in 2004	(1,868)		
Increase (decrease) in fair value on interest rate swap:			
Arising during the year, net of income tax provision (benefit) of $106 and ($176) in 2004 and 2003, respectively	182	(300)	
Foreign currency translation adjustments:			
Arising during the year	235	2,154	304
Comprehensive income	$8,818	$4,532	$1,509

NOTE B - COMPREHENSIVE INCOME (continued)

The components of accumulated other comprehensive income (loss), net of related tax, are as follows:

	May 29, 2004	May 31, 2003
	(in thousands)	
Unrealized holding gain on debt and equity securities, net of income tax liability of $57 and $272 at May 29, 2004 and May 31, 2003, respectively	$2,430	$ 755
Decrease in fair value on interest rate swap	(118)	(300)
Cumulative translation adjustments	(690)	(925)
Accumulated other comprehensive income (loss)	$1,622	$ (470)

NOTE C - INVESTMENT AT COST

In August 2001, the Company acquired 240,000 shares of the Series B Convertible Preferred Stock, or approximately 5%, of PointDx, Inc. ("PointDx") for $600,000. PointDx, a Delaware corporation based in Winston-Salem, North Carolina, is an emerging medical technology company focused on the development of virtual colonoscopy software and structured reporting solutions for radiology. Virtual colonoscopy is an innovative technology that visualizes the colon using advanced CT imaging and 3-D computer reconstruction of that image data. The Company also acquired a three-year warrant to purchase an additional 120,000 shares of the Series B Convertible Preferred Stock at $2.50 per share, and the right to designate one nominee for the PointDx board of directors. The Company's investment in PointDx is accounted for by the cost method. In December 2002, the Company entered into an agreement with PointDx, whereby the Company agreed to reduce the shares that can be purchased under the aforementioned warrant by 36,000 in exchange for a non-royalty bearing license to certain technology in the field of virtual colonoscopy.

NOTE D - PLANT CLOSING AND OPERATIONAL RESTRUCTURING

In May 2003, the Company announced a plan to close its device manufacturing facility in San Lorenzo, Puerto Rico as well as its heat-sealing operation in Westbury, New York, each of which is part of the E-Z-EM segment. The Company has entered into an agreement to outsource these operations to a third-party manufacturer. This realignment is part of the Company's strategic plan of restructuring its operations to achieve greater efficiency. The project was completed in the fourth quarter of fiscal 2004 and the Company expects the project to generate savings beginning in the 2005 fiscal year. Project costs, primarily severance relating to 98 employees, aggregated $1,771,000. At May 29, 2004, the liability for the plant closing and operational restructuring, which is included in accrued liabilities, approximated $219,000. In May 2004, the Company sold the land and building encompassing its San Lorenzo facility for $1,250,000 and recognized a gain on the sale of $114,000.

In June 2004, the Company announced a plan to further streamline its operations in the E-Z-EM segment, specifically by moving its powder-based barium production to its manufacturing facility in Montreal, Canada. The Company expects the project to take 12 months to complete, and should generate savings beginning in 2006. An expected pre-tax charge to earnings of $2,800,000, approximately half of which is severance relating to 71 employees, will be recorded in 2005 as a result of this program.

NOTE E - ASSET IMPAIRMENT CHARGES

During 2002, the Company adopted a plan to close a facility owned by its wholly owned Japanese subsidiary. The facility was principally used to manufacture liquid barium sulfate formulations for sale in the Japanese market. The facility lacked the necessary manufacturing throughput to justify its continued existence. In connection with this plan, the Company recorded a $1,393,000 charge to operations during 2002, within the E-Z-EM operating segment, consisting of i) a $1,262,000 write-down of property, plant and equipment to management's estimate of their fair market value, based upon the anticipated proceeds to be received upon sale, ii) severance costs of $100,000, and iii) a provision for inventory reserves of $31,000. During 2003, the Company recorded an additional write-down of property of $116,000 to management's current estimate of its fair market value.

NOTE F - DEBT AND EQUITY SECURITIES

Debt and equity securities at May 29, 2004 consist of the following:

	Amortized cost	Fair value	Unrealized holding gain
		(in thousands)	
Current			
Available-for-sale securities (carried on the balance sheet at fair value)			
Municipal bonds with maturities			
Due in 1 through 10 years	$ 1,015	$ 1,015	
Due after 10 years and through 20 years	3,525	3,525	
Due after 20 years	7,605	7,605	
Other	722	722	
	$12,867	$12,867	
Noncurrent			
Available-for-sale securities (carried on the balance sheet at fair value)			
Equity securities	$ 620	$ 3,107	$2,487
	$ 620	$ 3,107	$2,487

Debt and equity securities at May 31, 2003 consist of the following:

	Amortized cost	Fair value	Unrealized holding gain
		(in thousands)	
Current			
Available-for-sale securities (carried on the balance sheet at fair value)			
Municipal bonds with maturities			
Due in 1 through 10 years	$ 1,000	$ 1,000	
Due after 10 years and through 20 years	4,020	4,020	
Due after 20 years	3,375	3,375	
Other	111	111	
	$ 8,506	$ 8,506	
Noncurrent			
Available-for-sale securities (carried on the balance sheet at fair value)			
Equity securities	$ 1,144	$ 2,171	$1,027
	$ 1,144	$ 2,171	$1,027

NOTE F - DEBT AND EQUITY SECURITIES (continued)

During 2004, the Company sold 351,396 shares of its investment in Cedara Software Corporation and 40,000 shares of its investment in Vital Images, Inc., resulting in a gain on sales of $2,622,000, which is included in the consolidated statement of earnings under the caption "Other, net".

NOTE G - INVENTORIES

Inventories consist of the following:

	May 29, 2004	May 31, 2003
	(in thousands)	
Finished goods	$14,526	$15,738
Work in process	1,583	1,653
Raw materials	11,336	11,076
	$27,445	$28,467

NOTE H - PROPERTY, PLANT AND EQUIPMENT, AT COST

Property, plant and equipment are summarized as follows:

	Estimated useful lives	May 29, 2004	May 31, 2003
		(in thousands)	
Building and building improvements	10 to 39 years	$16,155	$16,455
Machinery and equipment	2 to 10 years	35,925	37,319
Leasehold improvements	Term of lease	1,002	1,045
		53,082	54,819
Less accumulated depreciation and amortization		32,458	33,815
		20,624	21,004
Land		2,134	2,453
		$22,758	$23,457

NOTE I - INCOME TAXES

Income tax expense analyzed by category and by income statement classification is summarized as follows:

	2004	2003	2002
		(in thousands)	
Current			
Federal	$2,497	$ 612	$ 824
State and local	144	72	42
Foreign	1,068	700	1,038
Subtotal	3,709	1,384	1,904
Deferred	(527)	113	(58)
Total	$3,182	$1,497	$1,846

Temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	May 29, 2004	May 31, 2003
	(in thousands)	
Deferred tax assets		
Tax operating loss carryforwards	$1,455	$2,019
Capital loss carryforward	526	1,219
Tax credit carryforwards	88	147
Alternative minimum tax credit carryforward	4	4
Impairment of long-lived assets	2,768	3,059
Expenses incurred not currently deductible	1,396	1,282
Deferred compensation costs	932	845
Inventories	746	629
Losses of a U.S. subsidiary not currently deductible	554	
Write-down of investment in affiliate	496	496
Other	202	175
Gross deferred tax asset	9,167	9,875
Deferred tax liabilities		
Excess tax over book depreciation	1,364	1,423
Unrealized investment gains	57	272
Tax on unremitted profits of Puerto Rican subsidiary	6	63
Other	54	44
Gross deferred tax liability	1,481	1,802
Valuation allowance	(4,859)	(5,884)
Net deferred tax asset	$2,827	$2,189

NOTE I - INCOME TAXES (continued)

In 1994, the Company sold to its Canadian subsidiary warrants to purchase 396,396 shares of stock in Cedara. This transaction generated a capital gain for tax purposes of approximately $3,344,000, utilizing a portion of the Company's capital loss carryforward and giving rise to a temporary difference pertaining to the difference between the financial statement and tax basis in this asset. In 2001, as a result of recording an impairment on the aforementioned asset, the temporary difference was eliminated and a deferred tax asset, relating to the future tax benefit from the impairment loss, with a full valuation allowance, was recorded.

If not utilized, the tax operating loss carryforwards of $1,455,000 will expire in various amounts over the years 2005 through 2019 and capital loss carryforwards of $526,000 will expire in 2006. The tax credit carryforwards of $88,000 will expire in various amounts over the years 2008 through 2019.

Deferred income taxes are provided for the expected Tollgate tax on the undistributed earnings of the Company's Puerto Rican subsidiary, which are expected to be distributed at some time in the future.

At May 29, 2004, undistributed earnings of certain foreign subsidiaries aggregated $21,346,000 that will not be subject to U.S. tax until distributed as dividends. Any taxes paid to foreign governments on these earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. On remittance, certain foreign countries impose withholding taxes that are then available for use as credits against a U.S. tax liability, if any, subject to certain limitations. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $992,000.

Deferred tax assets and liabilities are included in the consolidated balance sheets as follows:

	May 29, 2004	May 31, 2003
	(in thousands)	
Current - Other current assets	$1,973	$1,828
Current - Accrued income taxes	(6)	(63)
Noncurrent - Other assets	1,483	1,179
Noncurrent - Other noncurrent liabilities	(623)	(755)
Net deferred tax asset	$2,827	$2,189

NOTE I - INCOME TAXES (continued)

Earnings before income taxes and minority interest for U.S. and international operations consist of the following:

	2004	2003	2002
		(in thousands)	
U.S.	$6,737	$1,505	$2,096
International	3,186	2,733	335
	$9,923	$4,238	$2,431

The Company's consolidated income tax provision has differed from the amount that would be provided by applying the U.S. Federal statutory income tax rate to the Company's earnings before income taxes and minority interest for the following reasons:

	2004	2003	2002
		(in thousands)	
Income tax provision	$3,182	$1,497	$1,846
Effect of:			
State income taxes, net of Federal tax benefit	(96)	(44)	(44)
Research and development tax credit	163	118	43
Extraterritorial income exclusion	11	22	26
Tax-exempt portion of investment income	27	57	98
Change in valuation allowance	(247)	100	101
Utilization of capital loss carryforwards previously not given benefit by U.S. entity	692		
Utilization of net operating loss carryforwards previously not given benefit by foreign entities	174	259	
Losses of foreign entities generating no current tax benefit	(107)	(149)	(1,071)
Nondeductible expenses	(398)	(618)	(338)
Other	(27)	199	166
Income tax provision at statutory tax rate of 34%	$3,374	$1,441	$ 827

The Company has an agreement with the Commonwealth of Puerto Rico pursuant to which its operations in Puerto Rico are subject to a partial tax exemption that expires January 23, 2007.

The U.S. Federal income tax returns of the Company through May 31, 2000 have been closed by the Internal Revenue Service.

NOTE J - NOTES PAYABLE

Notes payable consist of the following:

	May 29, 2004	May 31, 2003
	(in thousands)	
Japanese bank 4.80% note (1)	$440	$597
	$440	$597

(1) Guaranteed by the Company and collateralized by property and plant having a net carrying value of $801,000 at May 29, 2004.

The Company's Canadian subsidiary has available $1,464,000 (Canadian $2,000,000) under a line of credit with a bank, which is collateralized by accounts receivable and inventory and expires on October 31, 2004.

AngioDynamics has available $3,000,000 under a line of credit with a bank, which is collateralized by substantially all of the assets of AngioDynamics and expires on November 30, 2004.

During 2004, 2003 and 2002, the weighted average interest rates on short-term debt were 4.80%, 4.68% and 3.30%, respectively.

NOTE K - LONG-TERM DEBT

Long-term debt consists of the following:

	May 29, 2004	May 31, 2003
	(in thousands)	
Industrial Revenue Bonds (1)	$3,255	$3,395
Japanese bank loans, due November 2004 through October 2007, with interest rates ranging from 1.80% through 5.65% (2)	155	270
Other	173	107
	3,583	3,772
Less current maturities	305	302
	$3,278	$3,470

NOTE K - LONG-TERM DEBT (continued)

(1) In September 2002, the Company closed on the financing for the expansion of the AngioDynamics headquarters and manufacturing facility in Queensbury, New York. The expansion is being financed principally with Industrial Revenue Bonds (the "Bonds") issued by the Warren and Washington Counties Industrial Development Agency (the "Agency") aggregating $3,500,000. The Bonds are issued under a Trust Agreement by and between the Agency and a bank, as trustee (the "Trustee"). The proceeds of the Bonds were advanced, as construction occurred, pursuant to a Building Loan Agreement by and among the Agency, the Trustee, a second bank (the "Bank") and the Company. As of May 29, 2004, the advances aggregated $3,398,000 with the remaining proceeds of $102,000 classified as restricted cash. The Bonds reprice every seven days and are resold by a Remarketing Agent. The Bonds bear interest based on the market rate on the date the Bonds are resold (1.21% per annum at May 29, 2004) and require quarterly interest payments and quarterly principal payments ranging from $25,000 to $65,000 through May 2022. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement with the Bank which requires the maintenance of a letter of credit for an initial amount of $3,575,000 ($3,325,000 at May 29, 2004) to support outstanding principal and certain interest payments of the Bonds and requires payment of an annual fee on the outstanding balance ranging from 1% to 1.9%, depending on financial results achieved. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .1% of the remaining balance.

The Reimbursement Agreement contains certain financial covenants relating to fixed charge coverage and interest coverage, as defined. Amounts borrowed under the Agreement are secured by the aforementioned letter of credit and a first mortgage on the land, building and equipment relating to the facility with a net carrying value of $7,343,000 and $6,261,000 at May 29, 2004 and May 31, 2003, respectively.

The Company entered into an interest rate swap agreement with the Bank, effective September 2002, with an initial notional amount of $3,500,000 to limit the effect of variability due to interest rates on its rollover of the Bonds. The swap agreement, which qualifies as a hedge under SFAS No. 133, is a contract to exchange floating interest rate payments for fixed interest payments periodically over the life of the agreement without the exchange of the underlying notional amounts. The swap agreement requires the Company to pay a fixed rate of 4.45% and receive payments based on 30 day LIBOR repriced every seven days through May 2022. At May 29, 2004 and May 31, 2003, since the swap agreement is classified as a cash flow hedge, the fair value of $188,000 and $476,000, respectively, has been recorded as a component of accrued liabilities, and accumulated other comprehensive loss is $118,000 and $300,000, respectively, net of tax benefit (see note B). Amounts to be paid or received under the swap agreement are accrued as interest rates change

NOTE K - LONG-TERM DEBT (continued)

and are recognized over the life of the swap agreement as an adjustment to interest expense.

(2) Guaranteed by the Company and collateralized by property and plant having a net carrying value of $801,000 at May 29, 2004.

At May 29, 2004, future minimum principal payments on long-term debt were as follows:

	(in thousands)
2005	$ 305
2006	259
2007	250
2008	214
2009	220
Thereafter	2,335
	$3,583

NOTE L - ACCRUED LIABILITIES AND OTHER NONCURRENT LIABILITIES

Accrued liabilities consist of the following:

	May 29, 2004	May 31, 2003
	(in thousands)	
Payroll and related expenses	$7,024	$5,381
Other	2,877	2,343
	$9,901	$7,724

Other noncurrent liabilities consist of the following:

	May 29, 2004	May 31, 2003
	(in thousands)	
Deferred compensation	$2,520	$2,284
Deferred taxes	623	755
Other	345	310
	$3,488	$3,349

NOTE M - RETIREMENT PLANS

E-Z-EM, Inc. and its domestic subsidiaries ("E-Z-EM") provide pension benefits through three Profit-Sharing Plans, under which E-Z-EM makes discretionary contributions to eligible employees, and three companion

NOTE M - RETIREMENT PLANS (continued)

401(k) Plans, under which eligible employees can defer a portion of their annual compensation, part of which is matched by E-Z-EM. These plans cover all E-Z-EM employees not otherwise covered by collective bargaining agreements. In 2004, 2003 and 2002, profit-sharing contributions were $797,000, $760,000 and $651,000, respectively, and 401(k) matching contributions were $471,000, $446,000 and $395,000, respectively. E-Z-EM also contributed $40,000, $43,000 and $41,000 in 2004, 2003 and 2002, respectively, to a multiemployer pension plan for employees covered by a collective bargaining agreement. This plan is not administered by E-Z-EM and contributions are determined in accordance with provisions of negotiated labor contracts.

E-Z-EM Canada Inc., a wholly owned subsidiary of the Company, also provides pension benefits to eligible employees through two Defined Contribution Plans. In 2004, 2003 and 2002, contributions were $150,000, $115,000 and $100,000, respectively.

NOTE N - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is committed under non-cancelable operating leases for facilities, automobiles and equipment. During 2004, 2003 and 2002, aggregate rental costs under all operating leases were approximately $2,017,000, $2,046,000 and $1,816,000, respectively, of which approximately $28,000, $170,000 and $203,000, respectively, were paid to related parties. Future annual operating lease payments in the aggregate, which include escalation clauses and real estate taxes, with initial remaining terms of more than one year at May 29, 2004, are summarized as follows:

	Total leases (in thousands)
2005	$1,346
2006	1,321
2007	1,276
2008	591
2009	374
Thereafter	418
	$5,326

Employment Contract

The Company has an employment contract with an executive officer that is cancelable at any time, but provides for severance pay in the event such executive is terminated by the Company without cause, as defined in the contract. Unless cancelled earlier, the contract will terminate on May 31, 2007. Aggregate minimum compensation commitments under this contract at May 29, 2004, and relating to fiscal 2005, are $680,000.

NOTE N - COMMITMENTS AND CONTINGENCIES (continued)

Litigation Matters

AngioDynamics and E-Z-EM have been named as co-defendants in an action entitled Duhon, et. al vs. Brezoria Kidney Center, Inc. et. al, case no. 27084 filed in the District Court of Brezoria County, Texas, 239th Judicial District on December 29, 2003. The complaint alleges that AngioDynamics and its co-defendants, E-Z-EM and Medical Components, Inc. or Medcomp, designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committing other negligent acts. The complaint seeks compensatory and other monetary damages in unspecified amounts. Under AngioDynamics' distribution agreement with Medcomp, Medcomp is required to indemnify AngioDynamics against all its costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys' fees) that relate in any way to products covered by the agreement. The Company has tendered the defense of the Duhon action to Medcomp and Medcomp has accepted defense of the action. Based upon its prior experience with Medcomp, the Company expects Medcomp to honor its indemnification obligation to AngioDynamics if it is unsuccessful in defending this action.

On January 6, 2004, Diomed, Inc. filed an action against AngioDynamics entitled Diomed, Inc., vs. AngioDynamics, Inc., civil action no. 04 10019 RGS in the U.S. District Court for the District of Massachusetts. Diomed's complaint alleges that AngioDynamics has infringed on Diomed's U.S. patent no. 6,398,777 by selling a kit for the treatment of varicose veins (now called the "VenaCure™ Procedure Kit") and two diode laser systems: the Precision 980 Laser and the Precision 810 Laser, and by conducting a training program for physicians in the use of the VenaCure™ Procedure Kit. The complaint alleges that AngioDynamics' actions have caused, and continue to cause, Diomed to suffer substantial damages. The complaint seeks to prohibit AngioDynamics from continuing to market and sell these products, as well as conducting training programs, and asks for compensatory and treble money damages, reasonable attorneys' fees, costs and pre-judgment interest. AngioDynamics believes that the product does not infringe the Diomed patent. AngioDynamics purchases the lasers and laser fibers for its laser systems from biolitec, Inc. under a supply and distribution agreement. biolitec has engaged counsel on AngioDynamics' behalf to defend this action.

The Company is party to other claims, legal actions and complaints that arise in the ordinary course of business. We believe that any liability that may ultimately result from the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

NOTE O - COMMON STOCK

On May 27, 2004, the Company's AngioDynamics subsidiary sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds from the IPO, net of certain financing costs, totaling $19,949,000 were received by AngioDynamics on June 2, 2004. At May 29, 2004, the Company owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. The Company has recorded a credit to common stock and additional paid-in capital of $12,174,000 which is net of financing costs of $1,279,000 and minority interest of $6,496,000. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, and on June 18, 2004, AngioDynamics received proceeds of $2,992,000, net of financing costs. At June 15, 2004, the Company's ownership interest in AngioDynamics decreased to 80.4%.

On August 17, 2004, the Company's Board of Directors approved the distribution of its entire equity interest in AngioDynamics (the "Distribution"), which will be made to its shareholders on October 30, 2004. The Company has received a private letter ruling from the Internal Revenue Service that the Distribution will be tax-free to the Company and its shareholders. The Company believes that positioning AngioDynamics as an independent public company will allow it greater access to capital and flexibility to take advantage of business opportunities that may arise. E-Z-EM has entered into three agreements with AngioDynamics - a master separation and distribution agreement, a corporate agreement and a tax allocation and indemnification agreement - that relate to our relationship with AngioDynamics both now and after the separation of AngioDynamics from our Company.

The Company's financial statements are based on the consolidated results of two business segments, the E-Z-EM segment and the AngioDynamics segment, which are discussed more fully in the Segment Overview of Management's Discussion and Analysis of Financial Condition and Results of Operations included herein and Note R. The Company's historical financial statements are not necessarily indicative of its financial position, results of operations and cash flows after completion of the Distribution described above. During the period between the IPO and the Distribution, the Company will continue to consolidate the financial statements of AngioDynamics and report the results of operations in an amount equal to its percentage of equity ownership. Upon completion of the Distribution, the Company will report the results of operations for AngioDynamics as a discontinued operation.

In July 2002, the Company concluded a program to repurchase 500,000 shares of its then Class A and Class B common stock. In aggregate, the Company repurchased 53,706 shares of Class A common stock and 446,294 shares of Class B common stock for approximately $3,548,000, of which 847 shares of Class A common stock and 15,505 shares of Class B common stock were repurchased for approximately $139,000 during the first quarter of fiscal 2003. Effective August 15, 2002, the Company retired all treasury shares. In March 2003, the Board of Directors authorized the repurchase of up to 300,000 shares of the Company's common stock at an aggregate purchase price of up to $3,000,000. The Company repurchased 37,400 shares of common stock for approximately $417,000 during 2004. In aggregate, the Company has repurchased 74,234 shares of common stock for approximately $716,000 under this program.

NOTE O - COMMON STOCK (continued)

In June 2003, the Company's Board of Directors declared a cash dividend of $.25 per outstanding share of the Company's common stock. The dividend was payable on August 1, 2003 to shareholders of record as of July 15, 2003. In June 2004, the Company's Board of Directors declared a cash dividend of $.30 per outstanding share of the Company's common stock. The dividend was payable on July 1, 2004 to shareholders of record as of June 15, 2004. Future dividends are subject to Board of Directors' review of operations and financial and other conditions then prevailing.

On October 22, 2002, the Company completed the previously announced plan to combine its two former classes of common stock (Class A and Class B) into a single, newly created class of common stock. The transaction was effected by merging a newly formed subsidiary into E-Z-EM, with E-Z-EM continuing as the surviving corporation in the merger. As a result of this merger: each outstanding Class A share and each outstanding Class B share was converted into one share of a newly created class of common stock of the Company; the super-majority voting requirements contained in the Company's certificate of incorporation, relating to the former Class A shares, were eliminated and are not applicable to the Company's new class of common stock; each holder of common stock now has one vote per share; and all matters brought before the stockholders of the Company, other than the removal of directors, are now determined by a majority vote.

NOTE P - STOCK COMPENSATION PLANS

1983 Stock Option Plan

In 1983, the Company adopted a Stock Option Plan (the "1983 Plan"). The 1983 Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options. A total of 2,617,974 shares of the Company's common stock may be issued under the 1983 Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the administrators of the 1983 Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The 1983 Plan terminates in December 2005.

1984 Stock Option Plan

In 1984, the Company adopted a second Stock Option Plan (the "1984 Plan"). The 1984 Plan provides for the grant to members of the Board of Directors and consultants of nonqualified stock options. A total of 459,490 shares of the Company's common stock may be issued under the 1984 Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the administrators of the 1984 Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The 1984 Plan terminates in December 2005.

NOTE P - STOCK COMPENSATION PLANS (continued)

1997 Stock Option Plan

In 1997, the Company's AngioDynamics subsidiary adopted a Stock Option Plan (the "1997 Plan"). The 1997 Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options and to members of the Board of Directors and consultants of nonqualified stock options. A total of 1,497,674 shares (including 243,129 shares authorized in May 2002) of AngioDynamics' common stock may be issued under the 1997 Plan pursuant to the exercise of options. All stock options must have an exercise price of not less than the market value of the shares on the date of grant. Options will be exercisable over a period of time to be designated by the administrators of the 1997 Plan (but not more than 10 years from the date of grant) and will be subject to such other terms and conditions as the administrators may determine. The 1997 Plan terminates in March 2007. As a result of the 1997 Plan, the Company's equity interest in AngioDynamics may become diluted by as much as 9%.

2004 Stock and Incentive Award Plan

In 2004, AngioDynamics adopted the 2004 Stock and Incentive Award Plan (the "2004 Plan"). The 2004 Plan provides for the grant of incentive stock options to AngioDynamics' employees and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and incentive awards to AngioDynamics' employees, directors and other service providers. A total of 1,000,000 shares of AngioDynamics' common stock have been reserved for issuance under the 2004 Plan. A committee of the AngioDynamics board will administer the 2004 Plan. The committee will determine the vesting terms and exercise price of options granted under the 2004 Plan, but for all incentive stock options the exercise price must at least be equal to the fair market value of AngioDynamics' common stock on the date of grant. The term of an incentive stock option may not exceed ten years. At May 29, 2004, no grants had been awarded and no shares were outstanding under the 2004 Plan.

Mirror Stock Option Plans

Under E-Z-EM's Master Separation and Distribution Agreement with AngioDynamics, AngioDynamics agreed to grant options to purchase shares of its common stock to all holders of options to purchase E-Z-EM common stock outstanding prior to the date of the distribution by E-Z-EM of its shares of AngioDynamics common stock to its shareholders. The number of shares subject to, and exercise prices of, the AngioDynamics options (and of the E-Z-EM options, which will be adjusted to give effect to the distribution) will be set so that the adjusted E-Z-EM options and the AngioDynamics options will have the same ratio of exercise price to market price, and, to the extent possible, the same aggregate difference between the market price and the exercise price, or intrinsic value, as did the E-Z-EM options at the time of the distribution.

NOTE P - STOCK COMPENSATION PLANS (continued)

Except for the adjusted exercise price, and if applicable, the number of shares subject to the options, the terms and conditions of the E-Z-EM options, including the vesting provisions, will remain the same. In connection with the grant of the AngioDynamics options, AngioDynamics adopted two stock option plans intended to substantially "mirror" the provisions of E-Z-EM's option plans under which the outstanding E-Z-EM options were granted. AngioDynamics has reserved 700,000 shares of common stock for issuance under the two plans. At May 29, 2004, no stock options have been granted under the plans.

A summary of the status of the Company's stock option plans as of May 29, 2004, May 31, 2003 and June 1, 2002, and changes for the three years then ended, is presented below:

	2004		2003		2002	
	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price
1983 Plan						
Outstanding at beginning of year	1,018	$6.13	1,180	$5.99	1,269	$5.84
Granted					56	$7.53
Exercised	(570)	$5.08	(113)	$4.97	(127)	$5.23
Forfeited	(2)	$5.63	(25)	$5.13	(18)	$5.69
Expired			(24)	$5.39		
Outstanding at end of year	446	$7.49	1,018	$6.13	1,180	$5.99
Options exercisable at year-end	418	$7.48	901	$5.87	907	$5.51
Weighted-average fair value of options granted during the year		None		None		$3.61
1984 Plan						
Outstanding at beginning of year	202	$6.05	242	$5.65	281	$5.41
Granted	8	$18.70	9	$8.40	8	$9.00
Exercised	(62)	$5.98	(46)	$4.18	(44)	$4.52
Forfeited			(3)	$9.66		
Expired					(3)	$8.07
Outstanding at end of year	148	$6.76	202	$6.05	242	$5.65
Options exercisable at year-end	131	$5.92	186	$5.82	228	$5.55
Weighted-average fair value of options granted during the year		$9.08		$4.35		$4.39

NOTE P - STOCK COMPENSATION PLANS (continued)

	2004		2003		2002	
	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price
1997 Plan						
Outstanding at beginning of year	1,305	$4.46	1,286	$4.41	1,221	$4.35
Granted	193	$10.24	31	$6.52	66	$5.56
Forfeited	(8)	$4.62	(12)	$4.35	(1)	$4.35
Outstanding at end of year	1,490	$5.21	1,305	$4.46	1,286	$4.41
Options exercisable at year-end	None		None		None	
Weighted-average fair value of options granted during the year		$5.74		$4.02		$3.55

The following information applies to options outstanding and exercisable at May 29, 2004:

	Outstanding			Exercisable	
Range of exercise prices	Number outstanding (000)	Weighted-average remaining life in years	Weighted-average exercise price	Number exercisable (000)	Weighted-average exercise price
1983 Plan					
$3.66 to $4.90	76	2.32	$4.30	65	$4.21
$5.63	58	5.08	$5.63	58	$5.63
$8.50 to $10.13	312	5.91	$8.61	295	$8.58
	446			418	
1984 Plan					
$3.66 to $5.49	84	1.20	$4.26	84	$4.26
$5.88 to $8.58	34	4.49	$7.83	25	$7.63
$9.00 to $12.49	22	4.29	$10.28	22	$10.28
$18.70	8	10.00	$18.70	—	
	148			131	
1997 Plan					
$4.35	1,229	3.15	$4.35		
$6.52	100	8.69	$6.52		
$11.00	161	9.99	$11.00		
	1,490				

On May 29, 2004, there remained 555,988, 96,440 and 7,356 shares available for granting of options under the 1983, 1984 and 1997 Plans, respectively.

NOTE P - STOCK COMPENSATION PLANS (continued)

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions:

	2004	2003	2002
1983 and 1984 Plans			
Expected stock price volatility	50.98%	50.74%	48.88%
Risk-free interest rate	3.90%	2.37%	4.29%
Expected life of options	5 years	5 years	5 years
1997 Plan			
Expected stock price volatility	57.24%	47.88%	45.87%
Risk-free interest rate	3.30%	3.64%	5.42%
Expected life of options	6.2 years	9.5 years	9.5 years

In 1985, the Company adopted an Employee Stock Purchase Plan (the "Employee Plan"). The Employee Plan provides for the purchase by employees of the Company's common stock at a discounted price of 85% of the market value of the shares on the date of purchase. A total of 150,000 shares of the Company's common stock may be purchased under the Employee Plan. The Board of Directors in its discretion may terminate the Employee Plan at any time. Unless sooner terminated, the Employee Plan shall terminate at the time that all of the shares of common stock available for offer under the plan have been sold under the plan. During 2004, employees purchased 596 shares, at prices ranging from $11.01 to $15.65 per share. Total proceeds received by the Company approximated $8,000.

NOTE Q - RELATED PARTIES

The Company has split dollar life insurance arrangements ("arrangements") with Howard S. Stern (including his spouse), the Company's Chairman of the Board, and Betty K. Meyers, which were entered into on May 27, 1998 and May 25, 1998, respectively. Betty Meyers is a shareholder of the Company and the widow of Phillip H. Meyers, a co-founder of the Company. The Betty Meyers policy is owned by the Betty Meyers Life Insurance Trust, the beneficiaries of which include David P. Meyers, a director. Annually, through fiscal 2002, the Company paid approximately $100,000 toward the cost of each life insurance policy. Because of the uncertainty of the treatment of split dollar life insurance policies under The Sarbanes-Oxley Act of 2002, for fiscal years 2003 and 2004, the Company did not make any payments toward the cost of such policies. Through August 2000, payments made by the Company were subject to repayment with interest payable to the Company annually by the insureds. In August 2000, the arrangements were modified to conform to the Company's other split dollar life insurance arrangements, making subsequent payments non-interest bearing. In May 2002, the Company forgave any unpaid interest.

NOTE Q - RELATED PARTIES (continued)

As a result of the Company's not advancing the cost of the policies, Mr. Stern personally paid the premiums on his policy during fiscal years 2003 and 2004. The Betty Meyers Life Insurance Trust did not make similar premium payments and, as a result, the insurance company charged the amount of the premium against the cash surrender value of the Meyers' policy. The aggregate amount of premiums paid by the Company for each policy is $500,000, the proceeds of which, under collateral assignment agreements, will be first used to repay all payments made by the Company for that policy. Additionally, beneficiaries of each policy may not borrow against the amount paid by the Company. As a result of the insurance company charging the Meyers' policy for the amount of the unpaid premiums, the cash surrender value of the Meyers' policy was reduced to $487,000. Both Howard Stern (including his spouse) and Betty Meyers have agreed to repay to the Company any shortfall between the cash surrender value of his or her policy and the aggregate amount of premiums paid by the Company.

At May 29, 2004 and May 31, 2003, the cash surrender value of such policies aggregated $1,331,000 and $1,193,000, respectively. At May 29, 2004 and May 31, 2003, advances of $1,000,000 are recorded in the consolidated balance sheets under the caption "Other assets".

The Company's employment contract with Howard S. Stern, the Chairman of the Company's board, expired on November 30, 2001. Effective January 1, 2002, the Company entered into an agreement with Mr. Stern, pursuant to which Mr. Stern agreed to provide certain services to the Company until December 31, 2004. The Company agreed to include Mr. Stern in its slate of directors for the 2002 annual meeting and to appoint Mr. Stern as Chairman of the Board for a one-year term beginning at the annual meeting. So long as Mr. Stern remains Chairman of the Company, he is entitled to receive twice the regular fees and other compensation (including cash, stock and options) paid to directors for service on the board. Under the terms of the agreement, Mr. Stern is also entitled to receive 36 equal monthly payments of $20,833, as well as certain bonus opportunities. Mr. Stern also receives other benefits and perquisites and, so long as he remains Chairman, an annual sum of up to $80,000 for reimbursement of reasonable business expenses. Effective January 1, 2002, the Company extended the exercise period of Mr. Stern's fully vested, expiring stock options. The Company recorded a compensation charge of $173,000 during 2002 in connection with this decision.

Several other directors provided consulting services to the Company and to the Company's benefit plans during 2004, 2003 and 2002. Fees for such services were approximately $267,000, $161,000 and $156,000 during 2004, 2003 and 2002, respectively.

NOTE R - OPERATING SEGMENT, GEOGRAPHIC AREA OPERATIONS AND CONCENTRATION OF CREDIT RISK

The Company is engaged in the manufacture and distribution of a wide variety of products that are classified into two operating segments: E-Z-EM products and AngioDynamics products. E-Z-EM products include X-ray fluoroscopy products, CT imaging products, virtual colonoscopy products, gastroenterology products and accessory medical devices. The E-Z-EM segment also includes third-party contract manufacturing of diagnostic contrast agents, pharmaceuticals, cosmetics and defense decontaminants. AngioDynamics products include angiographic products and accessories, hemodialysis catheters, VenaCure™ products, PTA dilation catheters, image-guided vascular access products, thrombolytic products, and drainage products used in minimally invasive, image-guided procedures to treat peripheral vascular disease and other non-coronary diseases. The Company's primary business activity is conducted with radiologists and hospitals throughout the U.S. and through distributors outside of the U.S. The Company's exposure to credit risk is dependent, to a certain extent, on the healthcare industry. The Company performs ongoing credit evaluations of its customers and does not generally require collateral; however, in certain circumstances, the Company may require letters of credit from its customers.

In 2004 and 2003, sales of E-Z-EM products to SourceOne Healthcare Technologies, Inc. ("SourceOne") represented 20% and 23% of total sales, respectively. In November 2002, Platinum Equities, LLC completed the acquisitions of Diagnostic Imaging Inc. and the Health Care Products division of Phillips Medical Systems, Inc. ("HCP") and merged these companies into a newly formed subsidiary, SourceOne. In 2002, sales of E-Z-EM products to HCP represented 13% of total sales. Approximately 22% and 26% of accounts receivable pertained to SourceOne at May 29, 2004 and May 31, 2003, respectively. While the accounts receivable related to this distributor may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of this distributor.

The Company's chief operating decision maker utilizes operating segment net earnings (loss) information in assessing performance and making overall operating decisions and resource allocations. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Information about the Company's segments is as follows:

NOTE R - OPERATING SEGMENT, GEOGRAPHIC AREA OPERATIONS AND CONCENTRATION OF CREDIT RISK (continued)

Operating Segments	2004	2003 (in thousands)	2002
Net sales to external customers			
E-Z-EM products	$100,609	$ 95,683	$ 92,288
AngioDynamics products	48,162	37,475	29,845
Total net sales to external customers	$148,771	$133,158	$122,133
Intersegment net sales			
AngioDynamics products	$ 893	$ 959	$ 1,045
Total intersegment net sales	$ 893	$ 959	$ 1,045
Interest income			
E-Z-EM products	$ 788	$ 1,100	$ 1,196
AngioDynamics products	16	38	45
Eliminations	(596)	(892)	(863)
Total interest income	$ 208	$ 246	$ 378
Interest expense			
E-Z-EM products	$ 316	$ 307	$ 273
AngioDynamics products	758	1,021	863
Eliminations	(596)	(892)	(863)
Total interest expense	$ 478	$ 436	$ 273
Depreciation and amortization			
E-Z-EM products	$ 2,992	$ 2,742	$ 2,219
AngioDynamics products	675	653	569
Total depreciation and amortization	$ 3,667	$ 3,395	$ 2,788

NOTE R - OPERATING SEGMENT, GEOGRAPHIC AREA OPERATIONS AND CONCENTRATION OF CREDIT RISK (continued)

Operating Segments (continued)	2004	2003 (in thousands)	2002
Income tax provision			
E-Z-EM products	$ 1,944	$ 428	$ 1,285
AngioDynamics products	1,238	1,069	561
Total income tax provision	$ 3,182	$ 1,497	$ 1,846
Operating profit (loss)			
E-Z-EM products	$ 2,099	$ 544	$ (425)
AngioDynamics products	5,122	3,238	2,389
Eliminations		47	(58)
Total operating profit	$ 7,221	$ 3,829	$ 1,906
Net earnings (loss)			
E-Z-EM products	$ 4,066	$ 1,508	$ (366)
AngioDynamics products	3,143	1,186	1,009
Eliminations	(483)	47	(58)
Total net earnings	$ 6,726	$ 2,741	$ 585
Other significant non-cash items			
E-Z-EM products			
Gains on sales of equity investments	$ 2,622		
Impairment of long-lived assets		$ 116	$ 1,312
Total other significant non-cash items	$ 2,622	$ 116	$ 1,312
Assets			
E-Z-EM products	$123,048	$112,899	$110,421
AngioDynamics products	49,728	26,000	20,046
Eliminations	(30,240)	(28,275)	(28,186)
Total assets	$142,536	$110,624	$102,281
Capital expenditures			
E-Z-EM products	$ 2,352	$ 2,663	$ 2,711
AngioDynamics products	1,635	4,062	682
Total capital expenditures	$ 3,987	$ 6,725	$ 3,393

NOTE R - OPERATING SEGMENT, GEOGRAPHIC AREA OPERATIONS AND CONCENTRATION OF CREDIT RISK (continued)

Net Sales by Major Product Lines

The following table sets forth net sales to external customers by major product lines. Other net sales to external customers primarily include gastroenterology products, virtual colonoscopy products, PTA dilation catheters, image-guided vascular access products, thrombolytic products and drainage products.

	2004	2003	2002
		(in thousands)	
X-Ray Fluoroscopy Products	$ 40,810	$ 40,639	$ 42,200
CT Imaging Products	34,398	29,932	25,478
Angiographic Products and Accessories	15,456	13,356	12,542
Hemodialysis Catheters	13,381	9,368	6,225
Contract Manufacturing	9,218	9,981	10,196
VenaCure™ Products	5,656	2,106	
Accessory Medical Devices	5,351	5,392	5,260
Other	24,501	22,384	20,232
	$148,771	$133,158	$122,133

Geographic Areas

The following geographic area data includes net sales generated by and long-lived assets employed in operations located in each area:

	2004	2003	2002
		(in thousands)	
Net sales			
U.S. operations	$129,821	$114,854	$105,224
International operations:			
Canada	31,500	28,968	28,464
Other	10,044	9,741	8,745
Eliminations	(22,594)	(20,405)	(20,300)
Total net sales	$148,771	$133,158	$122,133
Long-lived assets			
U.S. operations	$ 15,549	$ 16,460	$ 13,290
International operations:			
Canada	7,689	7,645	6,764
Other	1,039	1,075	1,067
Total long-lived assets	$ 24,277	$ 25,180	$ 21,121

NOTE S - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations during 2004 and 2003 were as follows:

	2004			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales	$33,057	$36,938	$37,173	$41,603
Gross profit	13,969	16,549	16,394	18,946
Net earnings (loss)	(299)	1,769	1,229	4,027
Earnings (loss) per common share				
Basic (1)	(.03)	.17	.12	.38
Diluted	(.03)	.17	.12	.37

	2003			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales	$30,280	$32,900	$33,093	$36,885
Gross profit	12,497	15,072	13,936	16,291
Net earnings (loss)	(741)	988	280	2,214
Earnings (loss) per common share				
Basic (1)	(.07)	.10	.03	.22
Diluted	(.07)	.09	.03	.21

(1) The sum of the quarters does not equal the fiscal year due to rounding and changes in the calculation of weighted average shares.

E-Z-EM, Inc. and Subsidiaries

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charged to other accounts-describe	Deductions-describe	Balance at end of period
Fifty-two weeks ended June 1, 2002					
Allowance for doubtful accounts....	$ 661	$221		$ 34 (a)	$ 848
Fifty-two weeks ended May 31, 2003					
Allowance for doubtful accounts....	$ 848	$287		$109 (a)	$1,026
Fifty-two weeks ended May 29, 2004					
Allowance for doubtful accounts....	$1,026	$170		$ 56 (a)	$1,140

(a) Amounts written off as uncollectible.

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment ("Amendment") is effective as of June 1, 2004 by and between E-Z-EM, Inc., a Delaware corporation, having an address at 1111 Marcus Avenue, Suite LL-26, lake Success, NY 11042 ("Company") and Anthony A. Lombardo, an individual having an address at 14 Brookrace Drive, Mendham, NJ 07945 ("Employee").

WHEREAS, the Company and the Employee entered into an Employment Agreement dated April 3, 2000 ("Agreement"), and

WHEREAS, the Company and the Employee now desire to amend the Agreement in accordance with the following as set forth below.

NOW, THEREFORE in consideration of the mutual covenants contained herein, and other valuable consideration, the adequacy and sufficiency of which is hereby acknowledged by each of the parties, the Agreement is hereby amended as follows:

1. The text of Section 3.1 is hereby modified, so that after modification Section 3.1 shall read in its entirety as follows:

   "Section 3.1: The Company agrees to pay the Employee, during the term of his employment, a base salary of $340,000 per year of employment (the "Base Salary"). Base salary shall be payable in equal monthly installments on a monthly basis, less such deductions or amounts to be withheld as required by applicable law or regulations. The Company shall be under no obligation to increase the Base Salary, but may review the Employee's Base Salary at its sole discretion."

2. The text of Section 2 is hereby deleted in its entirety and replaced with the following:

   "Section 2 Term of Employment

   2.1 This Agreement shall commence on June 1, 2004 and terminate on May 31, 2007, unless terminated sooner in accordance with the terms and conditions contained herein. This Agreement may be renewed by the mutual consent of the Company and Employee."

3. The text of Section 3.2 is hereby deleted in its entirety and replaced with the following:

   "Section 3.2 The Employee shall participate in the Company's Annual Incentive Plan ("AIP") at the President/CEO level and shall be eligible for an annual bonus in accordance with the AIP, as such plan may be modified from time to time by the Company."

4. The text of Section 3.7 is hereby modified, so that after modification Section 3.7 shall read in its entirety as follows:

   "Section 3.7 The Company shall enter into a Change in Control Agreement with the Employee as such agreement may be modified from time to time by the mutual written consent of the parties. A copy of the form of such Change in Control Agreement is attached hereto as Exhibit B. In the event of any conflict between this Agreement and the terms and conditions of the Change in Control Agreement, the terms and conditions of the Change in Control Agreement shall prevail."

5. The text of Section 4.5 is hereby deleted in its entirety and replaced with the following:

   "Section 4.5 If the Employee's employment is terminated by the Company pursuant to Section 4.1 without cause, he shall be entitled to severance pay equal to two (2) years Base Salary, payable in twenty four (24) equal installments on the first regular pay day of each fiscal month commencing in the first fiscal month following termination. In addition to the foregoing severance payments, the Company shall continue to provide the Employee with medical and dental benefits similar to those as are in effect at the time of termination for a period of two (2) years following the date of termination. In the event the Employee's termination is covered under the Change in Control Agreement attached hereto as Exhibit B, the obligations of the Company to make payments and provide continued medical and dental benefits pursuant to this Section 4.5 shall terminate and the Employee shall only be entitled to such severance amount and benefits as is set forth in the Change in Control Agreement. If following the termination of the Employee by the Company pursuant to Section 4.1 of this Agreement, the Employee breaches any provisions of Section 5 of this Agreement, the obligations of the Company to make payments and provide medical and dental benefits pursuant to this Section 4.5 shall immediately terminate. Except as provided in Sections 4.5 and 3.2, the Employee shall not be entitled to any severance pay or to any other compensation, payments or benefit (by way of salary, bonus, stock options, damages or otherwise) of any nature relating to this Agreement or otherwise relating to or arising out of his employment by the Company, for any period subsequent to the date of termination. Furthermore, upon termination of this Agreement, the applicable provisions of the Plan will apply to any stock option, provided, however that in the event this Agreement is terminated, any and all unvested stock options shall immediately expire and the Employee shall return all documents evidencing such options to the Company."

6. The text of Section 6.2 is hereby deleted in its entirety and replaced with following:

"Section 6.2 All notices concerning this Agreement shall be deemed to have been received one day after personal delivery or two days after being properly sent by commercial overnight courier to the address below:

If to the Company:

E-Z-EM, Inc.
1111 Marcus Avenue
Suite LL-26
Lake Success, NY 11042
Att: Vice President – General Counsel

If to Employee:

Anthony A. Lombardo
14 Brookrace Drive
Mendham, NJ 07945"

7. The modifications set forth in this Amendment shall become effective on June 1, 2004.

8. Except as set forth in this Amendment, all other provisions of the Agreement shall remain unchanged.

9. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same.

In Witness Whereof, the Company and the Employee have executed this Amendment as of the day and year set forth below.

E-Z-EM, Inc.

/s/ Howard S. Stern
Howard S. Stern
Chairman of the Board

Date: August 24, 2004

/s/ Anthony A. Lombardo
Anthony A. Lombardo

Date: August 24, 2004

Subsidiaries of the Registrant

The Registrant, E-Z-EM, Inc., is a Delaware corporation. The subsidiaries of the Registrant included in the consolidated financial statements are as follows:

	Incorporated
AngioDynamics, Inc.	Delaware
E-Z-EM Belgium B.V.B.A.	Belgium
E-Z-EM Canada Inc.	Canada
E-Z-EM Caribe, Inc.	Delaware
E-Z-EM Ltd.	England
E-Z-EM Nederland B.V.	Holland
Leocor, Inc.	Delaware
Toho Kagaku Kenkyusho Co., Ltd.	Japan

All subsidiaries of the Registrant are wholly owned, with the exception of AngioDynamics, Inc. and Leocor, Inc., which are 82.5%-owned.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100878 of E-Z-EM, Inc. on Form S-8 of our report dated July 27, 2004, except for Note O, as to which the date is August 17, 2004, appearing in the Annual Report on Form 10-K of E-Z-EM, Inc. and Subsidiaries for the fifty-two weeks ended May 29, 2004.

/s/ GRANT THORNTON LLP

Melville, New York
August 17, 2004

CERTIFICATION

I, Anthony A. Lombardo, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 27, 2004

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION

I, Dennis J. Curtin, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 27, 2004

/s/ Dennis J. Curtin

Dennis J. Curtin, Senior Vice President - Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony A. Lombardo, President, Chief Executive Officer and Director of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended May 29, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 27, 2004

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer, Director

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Dennis J. Curtin, Senior Vice President - Chief Financial Officer of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended May 29, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 27, 2004

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice President - Chief Financial Officer

AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT (this "**Amendment**"), dated as of April 7, 2005, by and between E-Z-EM, Inc., a corporation organized and existing under the laws of the State of Delaware ("**Purchaser**"), O'Dell Engineering Ltd., a corporation organized and existing under the laws of the Province of Ontario ("**Seller**"), and Philip C. O'Dell, an individual residing in the Province of Ontario, amends the Asset Purchase Agreement dated January 16, 2005, by and between the parties hereto (the "**Original Agreement**", all terms capitalized herein but not defined herein having the respective definitions ascribed to them in the Original Agreement).

WHEREAS, the parties hereto wish to amend certain provisions of the Original Agreement and to replace certain exhibits and schedules thereto, all on the terms and conditions provided herein;

NOW, THEREFORE, in consideration for the mutual promises and covenants contained herein, the parties hereto hereby agree as follows:

1. Amendments to Original Agreement. The Original Agreement is hereby amended as follows:

   (a) In the definition of "Employment Offer", the reference to "Exhibit B" is hereby amended to be replaced by "Exhibit A".

   (b) The defined term and the definition of "**RSDL Consent**" in Section 1.1 of the Original Agreement are hereby deleted.

   (c) Section 3.1 of the Original Agreement is hereby deleted and replaced in its entirety with the following:

      Closing Date and Time. The closing of the purchase and sale of the Sale Assets (the "**Closing**") shall take place on or before April 11, 2005 at the offices of Davies Ward Phillips & Vineberg, LLP, 625 Madison Avenue, 12th Floor, New York, NY 10022, with effect as of 12:01 a.m. (the date of the exchange of signature pages and other closing deliveries being the "**Closing Date**").

   (d) Sections 3.2.3, 3.2.4 and 10.1.3 of the Original Agreement are hereby deleted in their entireties and replaced with "Intentionally Omitted".

   (e) The following sentence is hereby added to the end of Section 3.8.1:

      Without limiting the foregoing, Seller shall use its best efforts to obtain the written consent of the Canadian Commercial Corporation to the transfer of the CCC Contract to Purchaser or an Affiliate of Purchaser.

(f) Schedules 2.1.5, 2.1.6, 4.5 and 4.17.1 to the Original Agreement are hereby deleted and are hereby replaced, respectively, with Schedules 2.1.5, 2.1.6, 4.5 and 4.17.1 attached hereto.

(g) New Exhibit A and new Schedules 2.6, 3.2.1, 3.2.2, 3.2.8, 4.1 and 4.6.4 are hereby added to and incorporated into the Original Agreement, each in the form attached hereto.

(h) In Section 7.6, the phrase "the Shareholder is already entitled" is hereby amended to read "Seller is entitled".

(i) Sections 9.1(h) and (i) of the Original Agreement are hereby renumbered as Sections 9.1(i) and (j), and the following new text is hereby inserted as new Section 9.1(h):

> the failure to have obtained the written consent of the Canadian Commercial Corporation to the transfer of the CCC Contract to Purchaser or an Affiliate of Purchaser prior to the Closing, or the failure to obtain such written consent thereafter;

(j) All references in the Original Agreement to "this Agreement" shall mean the Original Agreement as amended by this Amendment.

(k) All other sections of the Original Agreement not specifically referenced herein shall remain unchanged.

2. Binding Nature, etc. The Original Agreement, as amended by this Amendment, shall be binding and inure to the benefit of the parties hereto and their respective successors and assigns.

3. Governing Law. This Amendment shall be governed by the laws of the State of New York without regard for choice of laws principles.

4. Notice. The notice provisions in Section 12 of the Original Agreement are hereby incorporated by reference.

5. Amendment. This Amendment and the Original Agreement as amended hereby may be further amended only by a document in writing executed by the parties hereto.

6. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed part of one and the same original.

7. Section Headings. Section headings contained herein are for reference purposes only and shall in no way affect the meaning of this Agreement.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

E-Z-EM, INC.

By: /s/ Anthony A. Lombardo
Name: Anthony A. Lombardo
Title: President/CEO

O'DELL ENGINEERING LTD.

By: /s/ Philip C. O'Dell
Name: Philip C. O'Dell
Title: President

/s/ Philip C. O'Dell
Name: Philip C. O'Dell

AGREEMENT FOR PURCHASE AND SALE

717 MAIN STREET

WESTBURY,
NASSAU COUNTY, NEW YORK

as of May 19, 2005

TABLE OF CONTENTS

THIS AGREEMENT FOR PURCHASE AND SALE (this "Agreement") is made and entered into as of May 19, 2005 by and between E-Z-EM, Inc., a Delaware corporation ("Seller"), and KALATY PROPERTIES CORP., a New York corporation ("Buyer").

FOR TEN DOLLARS ($10.00) and other good and valuable consideration in hand paid, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE I

DEFINITIONS

Clean-Up shall have the meaning given to it in Section 2.3(c) of this Agreement.

Close or Closing, shall have the meaning given to it in Section 6.3 of this Agreement.

Closing Date shall mean the day thirty (30) days from the earlier of (i) the receipt by Buyer of a Mortgage Commitment or (ii) the expiration of the Financing Period.

Contract Period shall mean the period from the date of this Agreement through and including the Closing Date.

Contract Period Damage shall have the meaning given to it in Section 7.1 of this Agreement.

Deed shall have the meaning given to it in Section 6.2 of this Agreement.

Deposit shall have the meaning given to it in Section 5.1 of this Agreement.

Diligence Period shall mean a period commencing on the date of this Agreement and ending on the earlier of (i) the waiving or the satisfaction of the environmental contingency set forth in Section 3.1(a) hereof by notice to Seller or (ii) 5:00 p.m. Eastern Standard Time on June 18, 2005, time being of the essence.

Down Payment shall have the meaning given to it in Section 5.1 of this Agreement.

Environmental Assessment shall have the meaning given to it in Section 2.3(a) of this Agreement.

Escrow Agent shall mean Davies Ward Phillips & Vineberg LLP, having an address at 625 Madison Ave, 12th Floor, New York, New York 10022, Attention: Harry G. Heching, Esq., phone: 212-588-5599.

Escrow Costs shall have the meaning given to it in Section 5.1 of this Agreement.

Financing Period shall mean the period beginning on the day on which the Diligence Period ends and ending on the earlier of (i) the receipt of a Mortgage Commitment or (ii) 30 days from the end of the Diligence Period, time being of the essence.

Intangible Property shall mean any and all governmental licenses, permits and approvals held by Seller relating to the occupancy or use of the Real Property, any and all existing warranties held by Seller and given by third parties with respect to the Real Property, and

Seller's rights and interests in the service and equipment contracts which Buyer shall assume pursuant to this Agreement.

Mortgage Commitment means a commitment for financing of up to Three Million Seven Hundred and Three Thousand One Hundred and Twenty Five Dollars ($3,703,125.00) at prevailing interest rates for a term not to exceed ten (10) years and subject to customary terms and conditions for mortgage loans in the metropolitan New York area.

Permitted Encumbrance shall mean:

(i) Rights of any utility company to construct, maintain and operate lines, wires, poles, cables, distribution boxes and appurtenances thereto, on, under or across the Property;

(ii) Violations of laws, regulations, ordinances, orders or requirements, if any, noted in or issued prior to or subsequent to the date hereof by any governmental or municipal department or authority having jurisdiction over the Property and any conditions constituting such violations, although not so noted or issued;

(iii) Possible projections and/or encroachments of any portion of the Property on, under or above any adjoining streets of the Property, or within any setback areas, and variations between the lines of record title and fences, retaining walls, hedges, and the like;

(iv) Rights contained in instruments of record, if any, so far as the same may be of present force or effect, in favor of any public or quasi-public utility;

(v) Binding and zoning restrictions, ordinances and regulations affecting the Premises heretofore or hereafter adopted by the state, county, city, town or village in which any portion of the Property lie or by any other governmental authority having jurisdiction thereof, and all amendments or additions thereto now in effect or which will be in force and effect on the Closing Date;

(vi) Real estate taxes, ad valorem personal property taxes, water rates, water frontage charges and storm sewer and sanitary sewer taxes, and water meter and sewer rent charges based thereon and interest and penalties thereon, subject to adjustment as hereinafter set forth;

(vii) Any state of facts which an accurate survey or personal inspection of the Property would show provided the same does not materially and adversely impair the uses of the Property for the purposes for which the Property are presently used;

(viii) Any and all other covenants, restrictions, agreements, reversions, easements and matters of record, provided that any title insurance company authorized to conduct business as such in the State of New York will insure that the same do not prohibit the maintenance of the buildings, structures and all other improvements on the Real Property; and

(ix) such other exceptions and encumbrances on title to the Property as are set forth on Schedule 1 attached hereto.

Property shall mean the Real Property and Intangible Property.

Purchase Price shall have the meaning given to it in Section 2.2 of this Agreement.

Real Estate Commission has the meaning given to it in Section 8.1 of this Agreement.

Real Property shall mean that certain improved real property commonly known as 717 Main Street, Westbury, Nassau County, New York, as more particularly described on Exhibit A attached hereto, together with all buildings, structures and all other improvements thereon including all above ground and underground storage tanks systems and associated piping, fuel dispensing, pumping, mechanical, control and electrical equipment, and any and all rights, privileges, and easements appurtenant thereto, if any, owned by Seller.

Title Binder shall have the meaning given to it in Section 3.1(c) of this Agreement.

Title Company shall mean such title insurance provider as is selected by Buyer.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale. Seller agrees to sell the Property to Buyer, and Buyer agrees to purchase the Property from Seller, upon all of the terms, covenants and conditions set forth in this Agreement, free and clear of any and all liens except the Permitted Encumbrances.

Section 2.2 Purchase Price. The purchase price for the Property (the "Purchase Price") shall be the sum of Four Million Nine Hundred and Thirty Seven Thousand Five Hundred Dollars ($4,937,500) and shall be payable by Buyer to Seller as follows:

(a) Buyer shall be credited in escrow with the amount of the Deposit described in Section 5.1 below;

(b) Buyer shall be credited in escrow with the amount of $100,000 at the time of the Mortgage Commitment, as described in Section 5.1 below;

(c) the balance of the Purchase Price in the amount of Four Million, Six Hundred and Eighty-Seven Thousand, Five Hundred Dollars ($4,687,500) shall be paid directly to Seller on the Closing Date, in cash, unendorsed certified or official bank check from any bank, savings bank, trust company or saving and loan association having a banking office in the State of New York, or wire transfer of immediately available federal funds in accordance with wiring instructions to be provided by Seller, in the amount of the balance of the Purchase Price.

Section 2.3 Buyer's Review and Seller's Disclaimer.

(a) During the Diligence Period, Buyer shall be permitted to perform, at its own expense, such environmental tests and assessments as are customary and standard with respect to the purchase and sale of commercial real estate in the New York metropolitan area (the "Environmental Assessment") by a reputable company licensed to perform such assessments in the state of New York ("Consultant").

(b) Seller shall permit Consultant reasonable access to the Property during the Diligence Period to perform the Environmental Assessment, and shall cooperate with

Consultant in the performance of the Environmental Assessment but shall not be obligated to incur any expense in connection therewith. In connection with any entry by Consultant onto the Property, Buyer shall give Seller reasonable advance written notice of such entry and shall conduct such entry and any related inspections so as to minimize, to the greatest extent possible, interference with Seller's business and otherwise in a manner reasonably acceptable to Seller. To the extent Consultant, or its agents, employees or contractors cause any damage to, performs any tests on, or otherwise alters the Property during any such entry, Buyer shall promptly restore the Property to the condition it was in prior to such entry. Without limiting the foregoing, prior to any entry to perform any on-site testing, Buyer shall give Seller reasonable written notice thereof, including, without limitation, the identity of the persons or entities who will perform such testing and the location and proposed scope of the testing. Seller shall approve or disapprove the proposed testing, which approval shall not be unreasonably withheld, within five (5) business days after receipt of such notice; provided Seller may condition such approval on receipt of additional security and/or proof of adequate insurance from Consultant and any other person or entity performing any inspection at the Property. Seller or its representative may be present to observe any testing or other inspection performed on the Property. Buyer shall promptly deliver to Seller copies of all reports relating to the Environmental Assessment of the Real Property performed by the Consultant or its agents, employees or contractors and shall not deliver such reports to any other person or entity or to any governmental or quasi-governmental agency or authority. Buyer shall maintain, and shall ensure that the Consultant maintains, public liability and Property damage insurance in amounts and in form and substance adequate to insure against all liability of Buyer and its agents, employees and contractors, arising out of any entry or inspections of the Property pursuant to the provisions hereof, and Buyer shall provide Seller with evidence of such insurance coverage upon request by Seller. Buyer shall indemnify, reimburse and hold Seller harmless from and against any costs, damages, liabilities, losses, expenses, liens or claims (including, without limitation, reasonable attorneys' fees and expenses) arising out of or relating to any inspection and/or testing activities performed by or on behalf of Buyer, including, without limitation, any personal injury, property damage or rental loss resulting from any entry on the Property by Buyer, Consultant, its agents, employees or contractors in the course of performing the Environmental Assessment on the Property. The foregoing obligations and indemnity set forth in this subparagraph (b) shall survive beyond Closing, or, if the purchase and sale is not consummated, beyond the termination of this Agreement. Buyer hereby agrees that the waiver or satisfaction of the condition set forth in Section 3.1 below shall constitute an acknowledgement that Seller has given Buyer every opportunity to perform an Environmental Assessment.

(c) Seller agrees that it shall be responsible for remedying adverse environmental conditions identified by the Environmental Assessment, only to the extent provided in the immediately following two sentences. Seller may, at its option, either (a) arrange for and oversee the prescribed clean-up steps required to cure such adverse environmental conditions (the "Clean-Up"), or (b) provide Buyer with a credit against the purchase price (an "Environmental Credit") for the estimated cost of the Clean-Up (as determined by a written estimate stated in the Environmental Assessment, or if not stated, to be obtained by the Consultant on behalf of the parties, and subject to the approval of both parties). In no event shall (i) Seller be required to expend in excess of $100,000.00 in respect of the cost of the Clean-Up, or (ii) the amount of the Environmental Credit required to be paid by Seller exceed $100,000.00 (the "Threshold Amount"). Notwithstanding the foregoing, should a prospective lender condition its Mortgage Commitment on the removal of certain storage tanks located on the Property, Seller shall undertake such removal, at Seller's own expense.

(d) SELLER DISCLAIMS THE MAKING OF ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE PROPERTY OR MATTERS AFFECTING THE PROPERTY, INCLUDING, WITHOUT LIMITATION, THE PHYSICAL CONDITION OF THE PROPERTY, THE QUALITY OF ANY WORK OR MATERIALS USED IN CONNECTION WITH THE IMPROVEMENTS ON THE REAL PROPERTY, TITLE TO OR THE BOUNDARIES OF THE REAL PROPERTY, PEST CONTROL MATTERS, SOIL CONDITION, HAZARDOUS WASTE, TOXIC SUBSTANCE OR OTHER ENVIRONMENTAL MATTERS, COMPLIANCE WITH BUILDING, HEALTH, SAFETY, LAND USE AND ZONING LAWS, REGULATIONS AND ORDERS, STRUCTURAL AND OTHER ENGINEERING CHARACTERISTICS, TRAFFIC PATTERNS, THE DEVELOPMENT POTENTIAL OF THE PROPERTY AND THE PROPERTY'S USE, FITNESS, VALUE, OR ADEQUACY FOR ANY PARTICULAR PURPOSE, AND ALL OTHER INFORMATION PERTAINING TO THE PROPERTY. BUYER, MOREOVER, ACKNOWLEDGES THAT (I) BUYER HAS ENTERED INTO THIS AGREEMENT WITH THE INTENTION OF MAKING AND RELYING UPON ITS OWN INVESTIGATION OF THE STRUCTURAL CONDITION SURVEY, ENVIRONMENTAL, FINANCIAL AND LEGAL CONDITION OF THE PROPERTY, AND (II) BUYER SHALL PURCHASE THE PROPERTY IN ITS "AS-IS" AND "WHERE-IS" CONDITION ON THE CLOSING DATE.

(e) Buyer its agents, employees, contractors, affiliates, successors and assigns, hereby releases and forever discharges Seller, its agents, affiliates, successors, assigns, Seller's investment manager, partners and officers from any and all rights, claims and demands at law or in equity, whether direct or indirect, foreseen or unforeseen, or known or unknown at the time of this Agreement, which Buyer has or may have in the future, arising out of, or in any way connected with, the structural, survey, environmental, financial or legal condition of the Property, or any law or regulation applicable thereto.

(f) Buyer hereby specifically acknowledges that Buyer has carefully reviewed this Section 2.3 and discussed its import with legal counsel and that the provisions of this Section 2.3 are a material part of this Agreement. The disclaimer and release contained in this Section 2.3 shall not merge with the transfer of title and shall survive the Closing Date, the recordation of the Deed or any termination of this Agreement.

ARTICLE III

CONDITIONS PRECEDENT

Section 3.1 Conditions. Notwithstanding anything in this Agreement to the contrary, Buyer's obligation to purchase and Seller's obligation to sell shall be subject to and contingent upon the satisfaction or waiver of the following conditions precedent:

(a) Provided that all of the following shall have occurred: (i) Buyer shall have arranged for an Environmental Assessment of the Property to be performed during the Diligence Period; (ii) such Environmental Assessment results in findings of adverse environmental conditions at the Property which will cost in excess of the Threshold Amount to cure and (iii) Buyer shall have provided a copy of the Environmental Assessment and written estimate of the cost of the Clean-Up to Seller prior to the end of the Diligence Period, Seller shall have the right to cancel this Agreement in lieu of giving an Environmental Credit or performing the prescribed Clean-Up, upon written notice to Buyer within ten (10) days of receipt of the Environmental Assessment and written estimate of the cost of the Clean-Up of its intention to cancel this Agreement, this Agreement shall be deemed automatically cancelled, except as provided in the immediately following sentence. In the event Seller has elected to cancel this Agreement pursuant to the immediately preceding sentence, Buyer shall have the option, in Buyer's sole discretion, to be exercised by written notice to Seller, received by Seller within ten (10) days of Buyer's receipt of Seller's cancellation notice, time being of the essence with respect to such date, to agree to proceed to Closing subject to the property being delivered on an "as-is" basis, as provided in Section 2.3(d) of this Agreement, including any adverse environmental conditions identified in the Environmental Assessment, and subject to an Environmental Credit in the Threshold Amount, in which event the Agreement shall not be cancelled and the Parties shall Close pursuant to this Agreement.

(b) Provided that all of the following shall have occurred: (i) Buyer shall have promptly applied for financing in an amount not to exceed Three Million Seven Hundred and Three Thousand One Hundred and Twenty Five Dollars ($3,703,125.00), at prevailing interest rates, for a term not to exceed ten (10) years and subject to such terms and conditions as would typically apply to commercial mortgage financing in the metropolitan New York area; (ii) Buyer has made such application with at least two (2) commercial lenders and has used commercially reasonable efforts to comply with the requirements of such lenders; (iii) Buyer fails to secure a Mortgage Commitment by the last day of the Financing Period; and (iv) Buyer has provided evidence of such unsuccessful applications along with notice to Seller of its cancellation of this Agreement (a "Cancellation Notice"), this Agreement shall be deemed automatically cancelled.

(c) Buyer shall immediately order a title insurance binder (the "Title Binder") from Title Company. Promptly after receipt of the Title Binder from Title Company, Buyer shall (i) forward copies of the Title Binder to Seller's attorneys and (ii) give written notice to Seller, with a copy of such notice to Seller's attorneys, of objections to title other than the Permitted Encumbrances, if any, appearing in the Title Binder which Buyer has not herein agreed to take subject to, it being agreed by Buyer that Buyer will agree to accept title to the Property subject to the Permitted Encumbrances, and that failure to raise any such objections within 72 hours following both (i) receipt of the Title Binder from the Title Company (which Buyer shall ensure has been simultaneously provided to Seller) and (ii) receipt of notice from Seller stating that Buyer must provide notice of title objections which it will not take subject to, shall be deemed a waiver by Buyer of any such objections. If Seller shall desire to remove such objections (it being understood that Seller shall be under no obligation to remove any objections, or to commence any action or proceeding, or to incur any expense in connection therewith, except that Seller agrees to pay and discharge all mortgages and other financial liens and encumbrances affecting the Property that it has voluntarily entered into), Seller shall be entitled to a reasonable adjournment of the Closing Date set forth herein, whereupon Seller shall have until such new closing date to dispose of any such objections, at no cost or expense to Seller. Any attempt by Seller to cure an objection shall not per se be construed as an admission by Seller that such objection is one that will give Buyer the right to terminate this Agreement. If Seller elects not, or is unable, to cure any such title objections, Buyer's sole and exclusive remedies are to terminate this Agreement by sending a Cancellation Notice to Seller or to proceed to Closing with no abatement or reductions to the Purchase Price.

Section 3.2 Failure or Waiver of Conditions Precedent. In the event this Agreement shall be terminated pursuant to Section 3.1, this Agreement shall terminate, all rights and obligations hereunder of each party shall be discharged (except for the obligations and undertakings which pursuant to this Agreement shall survive the termination hereof), and Escrow Agent shall return the Deposit to Buyer plus any interest which may have accrued thereon, unless Buyer shall not have restored the Property pursuant to Section 2.3(b), in which event Escrow Agent shall first disburse to Seller the amount necessary to complete such restoration, and Buyer shall remain liable to pay to Seller any balance due in respect thereof. Buyer shall provide to Seller copies of all reports, studies and other information with respect to the Property generated by any third-party hired by Buyer. Buyer's failure to send a Cancellation Notice pursuant to Section 3.1 on or before the end of the Diligence Period in the case of subsection (b), or within five (5) days of Seller's notice to Buyer that Seller elects not to, or is unable to, cure any title objections in the case of subsection (c), time being of the essence with respect to each of such dates, shall constitute an agreement by Buyer to waive said contingencies and proceed to Closing pursuant to this Agreement. In any event, the Closing shall be deemed to constitute an irrevocable waiver by Buyer of any remaining unfulfilled conditions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations, Warranties and Covenants of Buyer. In order to induce Seller to enter into this Agreement and to perform its obligations hereunder, Buyer represents, warrants and covenants to and agrees with Seller that:

(a) Buyer (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, (ii) has the full power and authority to purchase the Property and to execute this Agreement and all documents contemplated hereby and incur the obligations contemplated herein, and (iii) has taken all actions and obtained all consents and approvals required for the consummation of the transactions contemplated by this Agreement, including all such actions and consents required pursuant to any law and Buyer's corporate by-laws in connection with this Agreement.

(b) Neither the execution, nor the delivery of, nor the performance under this Agreement or any other document executed and delivered by it (both contemporaneously herewith or at Closing) in connection with the transaction contemplated hereby is precluded by, will conflict with, result in a breach of, or violate any provision of (i) any existing Federal, state, local or other governmental or quasi-governmental law, statute, ordinance, restriction, rule or regulation, or (ii) any judgment, order, decree, writ or injunction of any court or governmental department, commission, board, bureau, agency or instrumentality applicable to Buyer.

Section 4.2 Representations, Warranties and Covenants of Seller. In order to induce Buyer to enter into this Agreement and to perform its obligations hereunder, Seller represents, warrants and covenants to and agrees with Buyer that:

(a) Seller (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the full power and authority to sell and convey the Property and to execute this Agreement and all documents contemplated hereby and incur the obligations contemplated herein, and (iii) has taken all actions and obtained all consents and approvals required for the consummation of the transactions contemplated by this Agreement, including all such actions and consents required pursuant to any law and Seller's corporate By-laws in connection with this Agreement.

(b) Neither the execution, nor the delivery of, nor the performance under this Agreement or any other document executed and delivered by it (both contemporaneously herewith or at Closing) in connection with the transaction contemplated hereby is precluded by, will conflict with, result in a breach of, or violate any provision of (i) any existing Federal, state, local or other governmental or quasi-governmental law, statute, ordinance, restriction, rule or regulation, or (ii) any judgment, order, decree, writ or injunction of any court or governmental department, commission, board, bureau, agency or instrumentality applicable to Seller..

ARTICLE V

DEPOSIT; REMEDIES

Section 5.1 Down Payment. Simultaneously with the execution of this Agreement, Buyer shall deliver to Escrow Agent a certified or bank check or cash in the sum of One Hundred and Fifty Thousand Dollars ($150,000) (the "Deposit"). Escrow Agent shall deposit such sum into an interest-bearing, federally-insured account, to be held for the account of Buyer and Seller (the "Escrow Account"). The Internal Revenue Service Employer Identification Number ("EIN") of Buyer is 13-3673013. The EIN of Seller is 11-1999504. At the time of the Mortgage Commitment, Buyer shall deliver to Escrow Agent a certified or bank check or cash in the sum of One Hundred Thousand Dollars ($100,000), such amount together with the Deposit, to being referred to herein as the "Down Payment"). At Closing, Escrow Agent shall disburse the Down Payment and all interest which has accrued thereon, to Seller. In the event this Agreement is terminated pursuant to Section 3.1 hereof, the terms and conditions of Section 3.2 hereof shall apply. If Buyer fails to Close, Escrow Agent shall pay the Down Payment to Seller.

Section 5.2 Remedies.

(a) In the event that Buyer shall have fully performed or tendered performance of its obligations hereunder and Seller shall be unable to perform its obligations hereunder, Buyer shall be entitled only to terminate this Agreement pursuant to Section 3.1 hereof, whereupon all rights and obligations hereunder of each party shall be discharge, except for those rights and obligations which shall survive the termination of this Agreement pursuant to the terms hereof. In the alternative, if Seller is able to perform its obligations hereunder without being required to expend money in respect thereof (it being understood and agreed that Seller shall not be obligated to expend any funds other than its legal fees in connection with Closing), and if Buyer shall not have elected to terminate this Agreement, Buyer shall be entitled, as its sole and exclusive remedy, to sue for specific performance.

(b) IF BUYER FAILS TO COMPLY WITH ITS OBLIGATIONS UNDER THIS AGREEMENT, FAILS TO CLOSE ON THE CLOSING DATE OR OTHERWISE COMMITS A DEFAULT HEREUNDER, SELLER, AT ITS OPTION, MAY TERMINATE THIS AGREEMENT WITHOUT NOTICE AND THEREUPON SELLER SHALL BE ENTITLED TO RETAIN THE DOWN PAYMENT AS LIQUIDATED DAMAGES (AND NOT AS A PENALTY) AND AS SELLER'S SOLE REMEDY AND RELIEF HEREUNDER (EXCEPT FOR THOSE OBLIGATIONS AND UNDERTAKINGS WHICH PURSUANT TO THIS AGREEMENT SHALL SURVIVE THE TERMINATION HEREOF). IN SUCH EVENT, ESCROW AGENT, IF IT HAS NOT PREVIOUSLY DONE SO, SHALL IMMEDIATELY DELIVER THE DOWN PAYMENT AND ALL INTEREST WHICH HAS ACCRUED THEREON TO SELLER AS LIQUIDATED DAMAGES UNDER AND IN CONNECTION WITH THIS AGREEMENT WITHOUT THE NECESSITY OF GIVING NOTICE TO BUYER AND NOTWITHSTANDING CONFLICTING INSTRUCTIONS FROM BUYER OR CONTRARY INSTRUCTIONS CONTAINED IN ESCROW AGENT'S GENERAL PROVISIONS. SELLER AND BUYER HAVE MADE THIS PROVISION FOR LIQUIDATED DAMAGES BECAUSE IT WOULD BE EXTREMELY DIFFICULT AND IMPRACTICABLE TO ASCERTAIN AND CALCULATE ON THE DATE HEREOF THE AMOUNT OF ACTUAL DAMAGES SUSTAINED BY SELLER FOR THE BREACH BY BUYER UNDER THIS AGREEMENT AND THE FAILURE OF THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE AMOUNT OF COMPENSATION SELLER SHOULD RECEIVE AS A RESULT OF BUYER'S BREACH OR DEFAULT, AND SELLER AND BUYER AGREE THAT THESE SUMS REPRESENT REASONABLE COMPENSATION TO SELLER FOR SUCH BREACH. NOTWITHSTANDING THE FOREGOING (I) IN THE EVENT OF ANY OTHER DEFAULT BY BUYER UNDER THIS AGREEMENT, SELLER SHALL HAVE ANY AND ALL RIGHTS AND REMEDIES AVAILABLE AT LAW OR IN EQUITY BY REASON OF SUCH DEFAULT, AND (II) THE PROVISIONS OF THIS SECTION 5.2(B) SHALL

NOT LIMIT OR AFFECT ANY OF BUYER'S INDEMNITIES AS PROVIDED IN OTHER SECTIONS OF THIS AGREEMENT.

/s/ DJC
SELLER'S INITIALS

/s/ FK
BUYER'S INITIALS

ARTICLE VI

ESCROW AND CLOSING

Section 6.1 Escrow.

(a) The Escrow Account for the purchase and sale contemplated by this Agreement has been opened for Buyer by Escrow Agent. Buyer and Seller each authorizes the Escrow Agent to hold and disburse the Down Payment as provided in this Agreement.

Section 6.2 Closing Documents.

(a) Seller shall deposit with Title Company the following documents (the "Closing Documents"):

(1) a bargain and sale deed without covenants to the Real Property (the "Deed");

(2) a bill of sale;

(3) a certificate from Seller certifying the information required by Section 1445 of the Internal Revenue Code and the regulations issued thereunder to establish, for the purposes of satisfying Buyer's tax withholding obligations, that Seller is not a "foreign person" as defined in Internal Revenue Code §1445(f)(3) (the "FIRPTA Certificate");

(4) a New York State Combined Real Estate Transfer Tax Return, Credit Line Mortgage Certificate and Certification of Exemption from the Payment of Estimated Personal Income Tax (Form TP-584);

(5) a New York State Real Property Transfer Report (RP-5217); and

(b) Buyer shall deposit with Title Company the following documents:

(1) a New York State Combined Real Estate Transfer Tax Return, Credit Line Mortgage Certificate and Certification of Exemption from the Payment of Estimated Personal Income Tax (Form TP-584);

(2) a bill of sale;

(3) a New York State Real Property Transfer Report (RP-5217); and

(c) Contemporaneously with Closing, Seller shall deliver to Buyer the following, to the extent in Seller's possession or control and to the extent not previously delivered: the originals (or copies) of all contracts; the originals (or copies) of any governmental licenses, permits and approvals held by Seller relating to the Property, including, without limitation, all original Certificates of Occupancy and any existing warranties held by Seller relating to the Property; and all sets of all master keys to the improvements of the Real Property. All the foregoing shall become the property of Buyer at Closing.

(d) Contemporaneously with Closing, Seller shall deliver to Title Company payment of any and all New York State and local real property transfer taxes in connection with this Agreement and the transaction contemplated thereby, including, but not limited to, an unendorsed certified or official bank check drawn to the order of the recording officer of the county in which the deeds are to be recorded for the documentary stamps to be affixed thereto in accordance with Article 31 of the Tax Law.

Section 6.3 Closing. On the Closing Date, Title Company shall close ("Close", or "Closing") by:

(a) arranging for recording the Deed in the official property records of Nassau County, New York;

(b) issuing a Buyer's title policy to Buyer (at Buyer's sole cost and expense);

(c) delivering to Buyer the FIRPTA Certificate, the counterpart of the bill of sale executed by Seller and Buyer, and a copy of all other materials delivered pursuant to Section 6.2;

(d) delivering to Seller a copy of all materials delivered to Title Company; and

(e) paying all documentary and other real property transfer taxes incurred in connection with Closing.

Section 6.4 Prorations.

(a) Real estate taxes and assessments, personal property taxes, if any, and all other items of income and expense with respect to the Property shall be prorated between Seller and Buyer as of the Closing Date. All such items attributable to the period through and including the Closing Date shall be credited to Seller. All such items attributable to the period following the Closing Date shall be credited to Buyer. Seller shall be credited at Closing with any refundable deposits or bonds held by any utility, governmental agency or service contractor with respect to the Property as of the Closing Date, and such deposits and bonds shall thereafter become the property of Buyer and shall remain posted for Buyer's benefit.

(b) Seller and Buyer shall cooperate to produce on or before the Closing Date a schedule of prorations as complete and accurate as reasonably possible. All prorations which can be liquidated accurately or reasonably estimated as of the Closing Date shall be made in escrow on the Closing Date. All other prorations, and adjustments to initial estimated prorations, shall be made by Buyer and Seller with due diligence and cooperation within thirty (30) days following the Closing Date, or such later time as may be required to obtain necessary information for proration, but in no event later than ninety (90) days following the Closing Date. Any net credit due one party from the other as a result of such post-closing prorations and adjustments shall be paid by the other in cash immediately upon the parties' written agreement to a final schedule of post-closing prorations and adjustments.

Section 6.5 Insurance. Seller's existing blanket fire and extended coverage insurance policy, as it affects the Property, shall be cancelled as of the Closing Date, and Seller shall receive any premium refund due thereon.

ARTICLE VII

DAMAGE, DESTRUCTION OR CONDEMNATION

Section 7.1 Damage, Destruction or Condemnation.

(a) Subject to the provisions of subsection (b) below, Buyer shall be bound to purchase the Property for the Purchase Price as required by the terms of this Agreement without regard to the occurrence during the Contract Period of any damage to or destruction of the improvements on the Real Property or any condemnation thereof ("Contract Period Damage"). Buyer shall receive a credit against the Purchase Price in the amount of any insurance or condemnation proceeds (net of reasonable costs incurred in securing such proceeds) collected by Seller prior to the Closing Date as a result of any Contract Period Damage (and, if any insurance proceeds have been collected, the amount of any deductible on the insurance policy) and not expended by Seller on repair, replacement or restoration of the Property pursuant to subsection (c) below. If the proceeds have not been collected as of the Closing Date, there shall be no credit against the Purchase Price (other than the amount of the deductible), and such proceeds shall be assigned to Buyer (less the amount of any expenditures by Seller to repair or restore the Property).

(b) Notwithstanding the foregoing, if Contract Period Damage occurs and the cost of repair, replacement or restoration of the Property as estimated by Seller exceeds One Hundred Thousand dollars ($100,000.00), either party may elect to terminate this Agreement by written notice to the other given not more than ten (10) days following the date that Seller notifies Buyer in writing of such damage, destruction or condemnation and assigns an estimated valuation thereto, but in no event later than the scheduled Closing Date. Upon termination of this Agreement pursuant to this paragraph, Seller shall cause Escrow Agent to return to Buyer the Down Payment and all rights and obligations hereunder of each party shall be at an end, except for those obligations and undertakings which pursuant to this Agreement shall survive the termination hereof. In the event neither party timely elects to terminate this Agreement pursuant to this subsection (b), the provisions of subsection (a) above shall be applicable.

(c) Notwithstanding anything in this Agreement to the contrary, the insurance proceeds to be credited or delivered to Buyer pursuant to this Section 7.1 shall exclude business interruption or rental loss insurance proceeds, if any, allocable to the period through the Closing Date, which proceeds shall be retained by Seller.

(d) This Section 7.1 shall be in lieu of the provisions contained in Section 5-1311 of the General Obligations Law.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Brokerage Commissions and Finder's Fees. Each party to this Agreement warrants to the other that no person or entity, other than Schacker Real Estate Corp. and Park Place Realty Group, LLC (collectively, the "Broker") is entitled to a real estate commission, real estate finder's fee, real estate acquisition fee or other real estate brokerage-type compensation (collectively, "Real Estate Commission") based upon the acts of that party with respect to the transaction contemplated by this Agreement. Each party to this Agreement hereby agrees to indemnify and defend the other against and to hold the other harmless from any and all loss, cost, liability or expense (including, but not limited to attorneys' fees and returned commissions) resulting from any claim for Real Estate Compensation by any person or entity other than the Broker, based upon the acts of the indemnifying party. The provisions of this Section 8.1 shall survive Closing or, if the purchase and sale is not consummated, any termination of this Agreement. Seller agrees to pay Broker a Real Estate Commission pursuant to a separate agreement.

Section 8.2 Escrow Agent.

(a) The parties acknowledge that Escrow Agent is acting solely as a stakeholder at their request and for their convenience, that Escrow Agent shall not be deemed to be the agent of either of the parties, and that Escrow Agent shall not be liable to either of the parties for any act or omission on its part unless taken or suffered in bad faith or involving gross negligence. Seller and Buyer shall jointly and severally indemnify and hold Escrow Agent harmless from and against all costs, claims and expenses, including reasonable attorneys' fees, incurred in connection with the performance of Escrow Agent's duties hereunder, except with respect to actions or omissions taken or suffered by Escrow Agent in bad faith or involving gross negligence on the part of Escrow Agent.

(b) It is understood and agreed that Escrow Agent's only duties and obligations hereunder are as expressly set forth in this Agreement. Escrow Agent shall have the right to consult with separate counsel of its own choosing (if it deems such consultation advisable) and shall not be liable for any action taken, suffered, or omitted by it in accordance with the advice of such counsel. Escrow Agent shall be protected in acting upon any written or oral communication notice, certificate, or instrument or document believed by it to be genuine and to be properly given or executed without the necessity of verifying the truth or accuracy of the same or the authority of the person giving or executing the same. In the event of a dispute between the parties relating to the Down Payment Escrow Agent may elect to deposit the Down Payment in any court of competent jurisdiction.

(c) Upon disposing of the Down Payment in accordance with the provisions of this Agreement, Escrow Agent shall be relieved and discharged of all claims and liabilities relating to the Down Payment, and shall not be subject to any claims or surcharges made by or on behalf of either party hereto.

(d) The fact that Escrow Agent is acting as such under this Agreement shall not in any way prevent it from representing Seller or any other party with respect to this

Agreement, the transactions herein contemplated, and any litigation arising out of this Agreement.

Section 8.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns, provided that Buyer may not assign its interest under this Agreement without the prior written consent of Seller, which consent Seller may give or withhold in its sole and absolute discretion.

Section 8.4 Notices. All notices required to be given pursuant to the terms hereof must be in writing and shall be either personally delivered, deposited in the United States express mail or first class mail, registered or certified return receipt requested, postage prepaid, sent via a nationally-recognized overnight courier, or sent by telephone facsimile and addressed as follows (or to any other address which Seller, Buyer or Escrow Agent may designate from time to time by notice delivered pursuant to this Section):

To Seller: E-Z-EM Inc.
iPark Building
Suite LL-26
1111 Marcus Avenue
Lake Success, New York 11042
Fax: (516) 302-2921
Attn: Arthur Zimmet

To Buyer: KALATY PROPERTIES CORP.
443 Park Avenue South
New York, New York 10016
Fax: (212) 689-2705
Attn: Farshad Kalaty

To Escrow Agent: Davies Ward Phillips & Vineberg LLP
625 Madison Avenue
12th Floor
New York, NY 10022
Attn: Harry Heching

(b) All notices shall be deemed given when received.

Section 8.5 Time. Notwithstanding anything to the contrary herein, time shall be of the essence with respect to the terms setting forth the Diligence Period and the Financing Period. In the event that the date for performance of any obligation hereunder falls on a Saturday, Sunday, or nationally-recognized holiday, such date shall be extended to the next regular business day.

Section 8.6 No Deductions or Offsets. Buyer acknowledges that the Purchase Price to be paid for the Property pursuant to this Agreement is a net amount and shall not be subject to any offsets or deductions other than as expressly provided in Article VII and other than prorations and Closing costs as expressly provided in Sections 2.2 and 6.4.

Section 8.7 Attorneys' Fees. In the event any dispute between Buyer and Seller should result in litigation, the prevailing party shall be reimbursed for all reasonable fees, costs and expenses incurred in connection with such litigation, and any appeals or petitions taken therefrom, whether such litigation occurs in any judicial proceeding, administrative proceeding or any bankruptcy proceeding, including, without limitation, reasonable attorneys' fees and expenses.

Section 8.8 Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto. The captions and headings used in this Agreement are for convenience of reference only and shall not affect the construction to be given any of the provisions hereof. Wherever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter and the number of all words shall include the singular and plural. The provisions of this Agreement are not intended to benefit any third parties.

Section 8.9 No Survival. Except as otherwise provided in this Agreement, no representations, warranties, covenants or obligations hereunder shall survive Closing, and no action based thereon may be commenced after Closing. Buyer acknowledges that delivery of the Deed by Seller, and acceptance thereof by Buyer, at Closing shall constitute full performance by Seller of all of Seller's covenants and obligations pursuant to this Agreement.

Section 8.10 Confidentiality. The parties agree not to advertise or publish any information regarding this transaction until Closing. Buyer further agrees not to deliver or distribute to any third party any material received from Seller or Seller's agents, employees, contractors, affiliates, successors or assigns or Buyer's agents, affiliates, successors or assigns concerning the Property prior to Closing, provided that Buyer may deliver such material to its advisors, potential lenders and potential investors (to the extent reasonably necessary or appropriate for such investors to make their investment decisions), so long as such parties agree to maintain such material confidential and not to deliver such material to any third party. Buyer shall indemnify and defend Seller against and hold Seller harmless from any and all loss, cost, liability and expense (including reasonable attorneys' fees and expenses) arising out of Buyer's failure to keep any acquired information relating to the Property confidential in accordance with this Section 8.10. The provisions of this Section 8.10 shall survive the Closing Date and any termination of this Agreement.

Section 8.11 Exculpation. Seller and Buyer agree that their respective remedies shall be limited as set forth in Section 5.2 above. In no event shall Seller or Buyer seek satisfaction for any rights or remedies hereunder or under any document or instrument executed in connection herewith (including any Closing Documents) from any of the officers, directors, shareholders or agents of the other or their respective investment managers. The provisions of this Section 8.11 shall survive the Closing Date or any termination of this Agreement.

Section 8.12 Counterparts. This Agreement may be executed in one or more counterparts. All counterparts so executed shall be deemed and original and constitute one and the same instrument, binding on all parties, even though all parties are not signatory to the same counterpart.

Section 8.13 No Recording. Neither this Agreement or any memorandum or short form hereof may be recorded by Buyer.

Section 8.14 No Partnership. The relationship of the parties hereto is solely that of seller and buyer with respect to the Property and no joint venture or other partnership exists between the parties hereto. Neither party has any fiduciary relationship hereunder to the other.

Section 8.15 Miscellaneous. This Agreement (including all schedules and exhibits annexed hereto) contains the entire agreement between the parties hereto with respect to the sale of the Property and supersedes all prior understandings, if any, with respect thereto. All oral or written prior statements, representations or promises, if any, and all prior negotiations and agreements are superseded by this Agreement and merged herein. If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application thereof shall not be affected thereby. This Agreement may not be modified, terminated or amended nor any of its provisions waived except by a written instrument signed by the party to be charged or by its agent duly authorized in writing.

Section 8.16 Choice of Law and Jurisdiction. This Agreement and all disputes arising therefrom, shall be interpreted under, and governed by, the laws of the State of New York, and the parties hereto hereby submit to the jurisdiction of the federal and state courts located in the City of New York with respect to any litigation arising out of this Agreement and the transactions herein described.

Section 8.17 Waiver of Trial by Jury. EACH PARTY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION IN CONNECTION WITH ANY FINANCE DOCUMENT OR ANY TRANSACTION CONTEMPLATED BY ANY FINANCE DOCUMENT. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO TRIAL BY THE COURT.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement for Purchase and Sale on the date first written above.

SELLER:

E-Z-EM, INC.

By: /s/ Dennis J. Curtin
Name: **Dennis J. Curtin**
Title: **Senior Vice President and Chief Financial Officer**

BUYER:

KALATY PROPERTIES CORP.

By: /s/ Farshad Kalaty
Name: **Farshad Kalaty**
Title: **President**

ACKNOWLEDGED AND AGREED:

ESCROW AGENT:

DAVIES WARD PHILLIPS & VINEBERG LLP

By: /s/ Davies Ward Phillips & Vineberg LLP
Name: **Davies Ward Phillips & Vineberg LLP**
Title:

Exhibit 10.14

[EZ-EM LETTERHEAD]

May 19, 2005

Kalaty Properties Corp..
443 Park Avenue South
New York, New York 10016

Re: Agreement for Purchase and Sale of 717 Main Street, Westbury, New York

Ladies and Gentlemen:

We refer to the Agreement for Purchase and Sale of 717 Main Street, Westbury, New York (the "Property"), dated as of the date hereof (the "Agreement") between E-Z-Em Inc. (the "Seller") and Kalaty Properties Corp. (the "Buyer"). All terms used herein and not defined shall have the meaning set forth in the Agreement.

In connection with Agreement, the Seller hereby undertakes to remove the pass-through structure connecting the Property with the adjacent property known as 750 Summa Road, Westbury, New York. Such removal will be at the expense of the Seller, and will be completed prior to Closing.

Schedule A hereto provides the terms and conditions on which the Seller agrees to cooperate with the Buyer in its efforts to effect a tax-free exchange under Section 1031 of the Internal Revenue Code.

Very truly yours,

E-Z-EM INC.

By: /s/ Dennis J. Curtin
Name: **Dennis J. Curtin**
Title: **Senior Vice President, Chief Financial Officer**

ACKNOWLEDGED AND AGREED:

KALATY PROPERTIES CORP.

By: /s/ Farshad Kalaty
Name: **Farshad Kalaty**
Title: **President**

Tax-Free Exchange Provision

Seller agrees that at Buyer's option, Buyer may require that Seller to take all reasonable steps (including, without limitation, executing and delivering any and all required documents) so that Buyer may purchase substitute property and this transaction together with the purchase of the substitute property shall be together a tax free exchange for Buyer under Section 1031 of the Internal Revenue Code. All defined terms have the meaning set forth in the Agreement for Purchase and Sale of 717 Main Street, Westbury, New York, dated as of the date hereof. In connection therewith, Seller agrees that such right of Buyer to cause a tax-free exchange shall include, (but not be limited to) the right of Buyer to assign its right and interest hereunder to a Qualified Intermediary as provided in IRC Regulation 1.1031 (k)-1(g) 4 on or before the Closing. Seller agrees to take all of such steps provided that:

(a) such tax free exchange shall not delay the Closing hereunder;

(b) all deposits, fees and other expenses relating to the tax free exchange by Buyer, shall be paid by Buyer;

(c) Buyer agrees to indemnify and save Seller harmless from any loss, liability, claim of liability, or any damage which Seller may suffer or incur, including reasonable attorneys' fees, in connection with any actions taken in connection with Buyer's tax free exchange, except for such loss resulting from Seller's willful default. The provisions of this subparagraph (c) shall survive the Closing;

(d) Seller shall in no way be obligated to pay any escrow costs, brokerage commissions, title charges, survey costs, recording costs or other charges incurred with respect to Buyer's replacement property in the Exchange or to take title to Buyer's replacement property;

(e) the purchase of the Property shall not be contingent or otherwise subject to the consummation of the Exchange;

(f) Buyer shall timely close in accordance with the terms of this Contact notwithstanding any failure, for any reason, of the consummation of the Exchange;

(g) Seller shall have no responsibility or liability on account of the Exchange to any third party involved on the Exchange;

(h) Seller shall not be required to make any representations or warranties, assume any obligations, spend any out-of-pocket sum, or acquire title to any other property in connection with the Exchange; and

(i) all representations, warranties, covenants and indemnification obligations of the parties to one another, whether set forth in this Agreement or otherwise, existing at law or in equity, shall not be affected by the Exchange.

Exhibit 10.15

E-Z- EM Inc.
iPark Building, Suite LL-26
1111 Marcus Avenue
Lake Success, NY 11042

June 18, 2005

Kalaty Properties, Corp.
443 Park Avenue South
New York, NY 10016
Attention: Farshad Kalaty
Fax: 212-689-2705

Copy to:
Zaccaria & Sasson
175 East Shore Road
Great Neck, NY 11023
Attention: William Zaccaria
Fax: 516-487-1497

BY FACSIMILE
BY REGISTERED MAIL, RETURN RECEIPT

RE: Agreement for Purchase and Sale of 717 Main Street, Westbury, New York

Gentlemen:

We refer to the Agreement for Purchase and Sale of 717 Main Street, Westbury, New York (the "Property"), dated as of May 19, 2005 (the "Agreement") between E-Z-Em Inc. (the "Seller") and Kalaty Properties Corp. (the "Buyer"). All terms used herein and not defined shall have the meaning set forth in the Agreement.

Seller hereby agrees to extend the Diligence Period, as defined in the Agreement, to end on the earlier of (i) the waiving or the satisfaction of the environmental contingency set forth in Section 3.1(a) of the Agreement by notice to Seller or (ii) 5:00 p.m. Eastern Standard Time on July 22, 2005, **TIME BEING OF THE ESSENCE**.

Very truly yours,

E-Z-EM INC.

By: **/s/ Dennis J. Curtin**
Name: **Dennis J. Curtin**
Title: **Senior Vice President, Chief Financial Officer**

Exhibit 21

Subsidiaries of the Registrant

The Registrant, E-Z-EM, Inc., is a Delaware corporation. The subsidiaries of the Registrant included in the consolidated financial statements are as follows:

	Incorporated
E-Z-EM Canada Inc.	Canada
E-Z-EM Ltd.	United Kingdom
E-Z-EM Nederland B.V.	Holland
Toho Kagaku Kenkyusho Co., Ltd.	Japan

All subsidiaries of the Registrant are wholly owned.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated July 21, 2005 accompanying the consolidated financial statements and schedule, and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of E-Z-EM, Inc. and Subsidiaries on Form 10-K for the fifty-two weeks ended May 28, 2005. We hereby consent to the incorporation by reference of said reports in the Registration Statement of E-Z-EM, Inc. and Subsidiaries on Form S-8 (File No. 333-122744).

/s/ Grant Thornton LLP

Melville, New York
July 21, 2005

Exhibit 31.1

CERTIFICATION

I, Anthony A. Lombardo, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2005

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION

I, Dennis J. Curtin, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. *The registrant's other certifying officer and I are responsible for* establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 11, 2005

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice
President - Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony A. Lombardo, President, Chief Executive Officer and Director of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended May 28, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2005

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer, Director

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Dennis J. Curtin, Senior Vice President - Chief Financial Officer of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended May 28, 2005 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2005

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice
President - Chief Financial Officer

Visualize a healthier world

For over 40 years, E-Z-EM has been one of the most recognized brands in diagnostic imaging of the GI tract. From the first barium contrast systems we introduced in 1962, to today's advanced CT and virtual colonoscopy products, E-Z-EM has continued to develop innovative imaging solutions that provide superior methodology, procedural simplicity and added convenience for physicians and their patients.



CT Imaging

Today, E-Z-EM products are used globally by physicians diagnosing diseases and disorders of the GI tract. Our business now encompasses a wide spectrum of imaging and diagnostic modalities, including CT Imaging, Virtual Colonoscopy, Speech Pathology, Gastroenterology devices and accessories, and more. Recently, we entered the exciting new field of Healthcare Decontamination with our acquisition of Reactive Skin Decontamination Lotion (RSDL™) from O'Dell Engineering. RSDL is a patented, broad spectrum skin decontamination product that provides emergency service personnel and military organizations with real defense from the dangers of exposure to chemical agents. We also leverage our manufacturing infrastructure as a third-party Contract Manufacturer.

Virtually all E-Z-EM products are cleared for sale in the U.S. Certain E-Z-EM products are cleared for sale in the European Community, Japan and other major countries.

E-Z-EM, Inc. is a publicly held corporation whose shares are traded on The NASDAQ National Market under the symbol EZEM.

E-Z-EM business is focused in the following general areas:

- CT Imaging
- Virtual Colonoscopy
- X-ray Fluoroscopy
- Gastroenterology Devices and Accessories
- Healthcare Decontamination
- Contract Manufacturing
- Accessory Medical Devices



Healthcare Decontamination


E-Z-EM

Focused on solutions

Throughout its history, E-Z-EM has delivered innovative healthcare solutions that ultimately improve the quality of patient care. Here are just a few examples of our innovation at work:

CT Imaging

Gastrointestinal (GI) disease is the second most prevalent in the United States, after heart disease, and remains a major driver of healthcare costs. Because of its pervasiveness, the medical industry has responded by beginning to emphasize early detection and intervention. The rapid development of new detector technology for image generation and the convergence of the computed tomography (CT) and molecular imaging platforms have created opportunities for new, targeted contrast agents.

E-Z-EM responded to this need by developing VoLumen® – the next generation, low-density barium sulfate suspension for use as an oral contrast in Multidetector CT (MDCT) and PET/CT studies. We also introduced EmpowerCT® and EmpowerCTA® injectors, which have been rated number one by MD Buylines in user satisfaction. In 2005, we developed IRiSCT™ Injector Reporting information System – a software solution that turns Empower injectors into an integrated data management network.


Cat. No. 7450


TAGITOL
CAT. NO.
8140
CT COLONOGRAPHY

Virtual Colonoscopy

The American Cancer society states that as many as 90% of all colorectal cancer cases and deaths are thought to be preventable with early detection through timely screening and lifestyle improvements. Unfortunately, less than 50% of the eligible population gets tested. Virtual colonoscopy can be a highly effective screening modality, since it is less invasive, faster and less unpleasant than either barium enema or optical colonoscopy. It is already becoming the preferred technique for completing a colon exam after a failed or incomplete colonoscopy, and is well positioned to become a source of increased business for the radiology practice.

Because E-Z-EM is a world leader in diagnostic imaging of the GI tract, we carefully researched this new modality and discovered several areas which can contribute to the success of the procedure and increase patient compliance. We then developed *the only* comprehensive line for the virtual colonoscopy practitioner. Only E-Z-EM offers the right tools and the right resources to help ensure a successful virtual colonoscopy practice.

Speech Pathology

A modified barium swallow (MBS) study is a videofluoroscopic examination of the swallowing process performed to help diagnose dysphagia (swallowing disorders). A major challenge for speech-language pathologists (SLPs), food service managers and dysphagic food manufacturers has been a lack of standardization. Viscosity consistencies were being determined independently, which led to increased variability in practice and yielded inconsistent results.

E-Z-EM recognized this need and worked in cooperation with clinicians and scientists at leading university hospitals to develop Varibar® – the first complete line of diagnostic contrast agents designed exclusively for use in MBS studies. Varibar agents eliminate several sources of uncertainty in the evaluation and treatment of dysphagia and offer the added convenience and procedural simplicity that E-Z-EM is widely recognized for in the medical community.


VARIBAR
NECTAR


Very Low Sodium
CAT. NO. 3076
LO-SO
PREP
BOWEL CLEANSING SYSTEM
For use as part of a bowel cleansing regimen in preparing patients for surgery or for preparing the colon for x-ray or endoscopic examination.
THIS KIT CONTAINS:



Products shown are a small sample of E-Z-EM products available for our major market segments.

Gastroenterology

Since its inception four and a half decades ago, E-Z-EM has established itself as a trusted source of contrast supplies for GI imaging. So in 1989, when we decided to leverage our decades of experience and turn more attention toward gastroenterology, the results were products that facilitated the detection of GI abnormalities and streamlined GI procedures.

Today, E-Z-EM is even more focused on the needs of gastroenterology practitioners and their patients.
Our objective is to discover what we can do to provide important diagnostic information to clinicians, particularly in cases where it's been difficult to pinpoint the source of chronic GI distress. E-Z-EM will keep building on the Company's legacy of finding solutions to problems that gastroenterolgists and GI nurses face every day. From innovative diagnostic devices to endoscopy accessories and patient preparation systems, E-Z-EM is your new gastroenterology resource.

Healthcare Decontamination

RSDL (Reactive Skin Decontamination Lotion) is a broad spectrum skin decontamination product for personal use after exposure to certain nerve agents, blister agents, and vesicating toxins. RSDL neutralizes and removes these agents from the skin, leaving only a non-toxic residue that can be rinsed off shortly thereafter.

RSDL is currently deployed by the militaries of Australia, Belgium, Canada, Ireland, the Netherlands, Slovenia, and Sweden.

RSDL has also equipped first responders deployed to provide security at significant international events, such as the Olympic Games and G7 & G8 Heads-of-State meetings, where it was available to protect VIPs and the public.


E-Z-EM

A vision for the future

Looking to the future, our focus will be to continue building upon our core competencies, developing unique solutions for point-of-care operations of the CT suite and expanded offerings of specialized CT contrast solutions. We will also be even more focused on bringing these unique solutions to market globally.

Intimate Ties to the Medical Community

E-Z-EM has long-standing ties to the medical community through our support of research activity and continuing education. We provide research grants to major medical institutions around the world, and through our support of academic Centers of Excellence, have helped to train hundreds of physicians in the practice of virtual colonoscopy.

Visualizing Solutions For A Healthier Tomorrow

The practical value of any technological solution is ultimately realized in the finished product. Healthcare professionals have recognized E-Z-EM as a hallmark of quality for decades. Environmentally-controlled facilities; custom-designed, state-of-the-art automated systems; and a highly trained and experienced workforce all contribute to sustaining this reputation.



Virtual colonoscopy featuring fully interactive displays, rendered in real time, provide multiple, interlinked 2D and 3D views for in-depth analysis of suspected pathology. "Bookmarking" areas of interest in one view automatically identifies that area in all displays.


CAT. NO.
8140
TAGITOL V
BARIUM SULFATE SUSPENSION
CT COLONOGRAPHY


Very Low Sodium
LO-SO
PREP
BOWEL CLEANSING SYSTEM
For use as part of a bowel cleansing regimen in preparing patients for surgery or for preparing the colon for x-ray or endoscopic examination.
THIS KIT CONTAINS:




NDC 32909-945-03
VoLumen
UM SULFATE
SUSPENSION
(0.1% w/v,
0.1% w/w)
CAT. NO.
9450
Net Contents:
450 mL

Ulcerative colitis with backwash ileitis and pseudo-polyp. Using VoLumen helped reveal a mildly thickened colon (thin white arrows) and small bowel (thick white arrow).



Visualize a healthier world

Global headquarters for E-Z-EM is in Lake Success, New York. In addition to its headquarters, engineering and R&D sites, the Company has offices or manufacturing facilities in Canada, the United Kingdom, and the Netherlands, and distribution relationships around the world.

E-Z-EM, Inc.
Global Headquarters
1111 Marcus Avenue, Suite LL26
Lake Success, NY 11042
1-800-544-4624 Fax: 516-302-2919

E-Z-EM Canada, Inc.
11 065 boul. L.-H. Lafontaine
Anjou, Quebec H1J 2Z4
Canada
(514) 353-5820 Fax: (514) 351-3450

E-Z-EM Ltd.
Avonbury Business Park
Howes Lane, Bicester
OX26 2UA, United Kingdom
Tel: +44 1869-366900 Fax: +44 1869-366999
Email: information@ezem.co.uk

E-Z-EM Nederland B.V.
Planckstraat 69
3316 GS Dordrecht
PO Box 1127
3300 BC Dordrecht
The Netherlands
Tel: +31-78-618-5052 Fax: +31-78-651-2018
Email: administratie@ezem.net

Toho Kagaku Kenkyuso Co., Ltd.
3-11 11, Tatekawa
Sumida-ku
Tokyo 130, Japan
Tel: +81-3-3634-0831 Fax: +81-3-3634-0955

E-Z-EM, Inc. is a publicly held corporation whose shares are traded on The NASDAQ National Market under the symbol EZEM.


EZEM

Visualize a healthier world

E-Z-EM, Inc.
Global Headquarters
1111 Marcus Ave., Suite LL26
Lake Success, NY 11042 USA
Phone: 516-333-8230
Toll Free: 1-800-544-4624 (US only)
Fax: 516-302-2919
www.ezem.com

E-Z-EM Ltd.
International Office
Avonbury Business Park
Howes Lane, Bicester
OX26, 2UA, United Kingdom
Orderline: 0800 18 17 33 (UK only)
Phone: +44 (0) 1869 366900
Fax: +44 (0) 1869 366999
Email: information@ezem.co.uk

Manufactured by: E-Z-EM, INC., Lake Success, NY 11042 USA